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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 1, 2010

No. 333-166284

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Prommis Solutions Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware	7380	20-4169955
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 Northridge Road
Atlanta, Georgia 30350
(877) 685-3453
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Denis A. Brosnan, Jr.
Chief Executive Officer
Prommis Solutions Holding Corp.
400 Northridge Road
Atlanta, Georgia 30350
(877) 685-3453
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James S. Rowe William R. Burke Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	William J. Schnoor, Jr. Kenneth J. Gordon Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

         Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)

Common Stock, $0.01 par value per share	$150,000,000	$10,695

(1)
Includes the offering price of shares of common stock that may be sold if the over-allotment option granted by us to the underwriters is exercised in full.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)
Previously paid.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 1, 2010.

PROSPECTUS

                      Shares

Prommis Solutions Holding Corp.

Common Stock

        We are selling                        shares of common stock.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of the common stock is expected to be between $             and $            . We have applied to list our common stock on the New York Stock Exchange under the symbol "PRMS."

        The underwriters have an option to purchase a maximum of                        additional shares to cover over-allotment of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Prommis Solutions Holding Corp.
Per share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                                    , 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

William Blair & Company

SunTrust Robinson Humphrey
Oppenheimer & Co.
Stephens Inc.
RBS

The date of this prospectus is                        , 2010.

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not and the underwriters have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                  , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA

        We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

TRADEMARKS AND TRADE NAMES

        This prospectus includes our trademarks such as "Prommis," which are protected under applicable intellectual property laws and are the property of Prommis Solutions Holding Corp. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the matters discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. For more information, see "Forward-Looking Statements."

        Except where the context otherwise requires or where otherwise indicated, the terms "Prommis," "we," "us," "our," "our company" and "our business" refer to Prommis Solutions Holding Corp., in each case together with its predecessors and its consolidated subsidiaries as a combined entity.

 Prommis Solutions

        We are a leading provider of technology-enabled processing services for the default resolution sector of the residential mortgage industry in the United States based on our revenue in 2009. We combine the people, processes and technologies necessary to quickly and accurately process default resolution transactions in large volumes for our law firm and mortgage servicer customers.

        We currently provide foreclosure processing services in 18 U.S. states and bankruptcy and loss mitigation processing services in all 50 states. Our customers include the top ten mortgage servicers in the United States and law firms with large mortgage default resolution practices. We have long-standing relationships with our mortgage servicer customers and, through our acquired operations, have worked with our top ten mortgage servicer customers for an average of over 15 years. We have 20-year contracts with our law firm customers under which we serve as their exclusive provider of processing services for their mortgage default transactions. In 2009, we generated revenue of $254.9 million, an increase of 32.1% over 2008. In the three months ending March 31, 2010, we generated revenue of $68.2 million, an increase of 24.1% over the same period in 2009.

        We have extensive knowledge of the mortgage default industry and have incorporated much of this knowledge into our proprietary and highly configurable technology platform, which automates many of the administrative and compliance requirements involved in the default resolution process. Our technology platform allows us to provide our customers with streamlined and efficient services, two-way data integration and real-time reporting. Through our people and our technology platform, we are able to provide services for large volumes of complex transactions throughout the full lifecycle of residential mortgage loans in default, including:

  •
  foreclosure and bankruptcy processing services, whereby we prepare foreclosure documentation, publications and notices and bankruptcy court filings for attorney review; coordinate tax and title examination, loan processing, foreclosure sales and bankruptcy court filings; and provide other administrative and compliance support;

  •
  loss mitigation services, which we introduced in 2009 in response to the efforts by some of our customers to find alternatives to foreclosure for certain distressed mortgages, whereby we work with mortgage servicer customers and their borrowers to solicit and process loan modifications, short sales, revised payment plans and other alternatives to foreclosure;

  •
  loan settlement services, whereby we assist mortgage lenders and servicers in the sale of properties that they have acquired through foreclosure; and

  •
  other related loan services, whereby, among other things, we assist our customers with posting and publication of notices, automated mailing, collateral repossession processing and other administrative functions.

        We estimate that the market for residential mortgage default resolution processing services in the United States was approximately $4.0 billion in 2009. This market is highly fragmented and consists primarily of smaller, less automated service providers that operate on a local or regional basis. This market has experienced accelerated growth in recent years, which we believe has exposed the limitations of many of these service providers and created an opportunity for providers that offer accurate and timely high-volume execution, technology-enabled process automation and expertise in processes and legal requirements in multiple jurisdictions. We believe that several factors, including the large backlog of delinquent mortgages, large number of homeowners with negative equity in their homes, the high U.S. unemployment rate and tighter lending standards for borrowers, are likely to cause the number of foreclosures and personal bankruptcies to remain elevated in the near term compared to pre-2008 levels. We believe we are well-positioned to capitalize on this market opportunity due to our size and market position, our proprietary technology platform, our current presence in multiple jurisdictions and our ability to integrate the legal requirements of new jurisdictions into our systems quickly.

        We are headquartered in Atlanta, Georgia and also have operations in San Diego, California. As of March 31, 2010, we had 1,396 employees. We began operating as a stand-alone business in February 2006 when we acquired the mortgage default resolution processing operations of McCalla Raymer, LLC ("McCalla Raymer"), a real estate law firm based in Atlanta, Georgia. In 2007, we acquired certain default resolution processing operations and related employees of three additional law firms and we acquired Cal-Western Reconveyance Corporation ("Cal-Western"), a trustee company headquartered in San Diego, California. As a stand-alone business and through our acquired operations, we have been providing mortgage default resolution services for 28 years.

Our Strengths

        Leading market position.    We are a leading provider of services to the residential mortgage default resolution processing market based on our 2009 revenue. We believe that our current relationships with the top mortgage servicers, our breadth of services and our ability to offer services across numerous states positions us well to expand the volume of services we provide to our current customers and to add new customers. In addition, as a result of our size, we are able to enhance our service offerings by making investments in technology that most of our regional and local competitors are not able to make.

        Comprehensive service offerings.    Our services support the full lifecycle of mortgage loans in default. We believe that our comprehensive service offerings provide us with an advantage over our competitors as many mortgage servicers seek to increase their efficiency and reduce the number of providers with whom they work.

        Proprietary technology platform.    We have developed a core technology platform that allows us to efficiently support the mortgage default resolution process and encapsulates much of our institutional knowledge of the default resolution sector. Our platform is integrated with our customers' systems, and in 2009, over 80% of the orders we received from our law firm and servicer customers came to us electronically. Our platform allows us to efficiently handle increases in transaction volume as we expand our operations.

        Extensive knowledge of the default sector.    As a result of our long operating history, the large volumes of transactions we process and our default resolution experience in numerous jurisdictions, we have developed considerable mortgage default industry knowledge. Much of this knowledge has been embedded in our technology platform, which has resulted in the automation of services that many of our competitors perform manually. Our skilled and experienced workforce is led by operations managers who have an average of seven years experience working for us and our acquired operations.

        Established and long-standing relationships.    We have extensive long-term relationships with many of the leading mortgage servicers, mortgage investors and law firms within the residential mortgage default resolution sector, as well as with Fannie Mae and Freddie Mac. We believe that these relationships, in particular with our mortgage servicer customers that operate on a nationwide basis, provide us with a strong platform from which to expand our current offerings to our customers, as well as to expand our offerings to them in new jurisdictions.

        Strong and experienced management team.    We have a highly experienced management team with deep industry and product knowledge and extensive industry relationships with mortgage servicers, government sponsored entities such as Fannie Mae and Freddie Mac and real estate law firms.

Our Strategy

        We plan to use our leading market position to pursue growth in the following ways:

        Grow market share within our core service offerings in our current geographies.    In the states in which we operate, other than Georgia, we have a relatively limited market share. Accordingly, a substantial opportunity exists for us to grow our business by increasing our transaction volume with existing customers and attracting new customers in states in which we currently operate. We believe that our reputation and leading market position will benefit us as new and existing customers continue to look for solutions that can process large volumes and improve efficiency, reliability, speed and accuracy.

        Expand our core service offerings into new jurisdictions.    We plan to draw upon the capabilities of our current technology platform, extensive knowledge of the residential mortgage industry and strong customer relationships to offer our core default processing services in new jurisdictions. We believe that our ability to understand and adapt to state and local legal requirements and incorporate them into our proprietary technology platform provides us with an advantage when seeking to penetrate new geographies.

        Continue to innovate and enhance the value of our proprietary technology platform by increasing processing automation and efficiency.    By further building upon our industry experience and significant investments in developing data integration, process automation and document production technologies, we believe we can continue to enhance the speed and efficiency with which we provide services to our customers, while reducing our costs of providing those services. We believe that our ability to innovate will continue to make our offerings more attractive to new and existing customers.

        Market and sell new service offerings within the mortgage loan life cycle.    As mortgage servicers and mortgage investors become more familiar with our services and capabilities, we believe we can use the extensive knowledge of our skilled workforce and our track record of innovation to expand our service offerings across additional aspects of the mortgage loan life cycle. For example, we recently worked with a mortgage servicer customer to develop a short sale service offering, and we plan to offer this service to additional customers. In a similar fashion, we intend to participate in the loan origination segment of the mortgage life cycle by leveraging our real estate owned ("REO") loan settlement services platform and our tax examination and title search capabilities.

        Pursue selective acquisitions and strategic partnerships.    We completed four acquisitions in 2007 and have since successfully integrated them into our operations. We intend to evaluate and consider potential acquisitions and strategic partnerships to supplement our organic growth. We believe that acquisitions and strategic partnerships will allow us to enhance or extend our service offerings, enter new geographies, increase our market share and diversify beyond the mortgage default resolution market.

 Summary Risk Factors

        We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including those highlighted in the section entitled "Risk Factors," before investing in our common stock. Risks relating to our business include, among others:

  •
  changes in macroeconomic factors that affect the number of delinquent mortgages and defaults, which may adversely affect our results of operations;

  •
  concentration of a large portion of the foreclosure and bankruptcy transactions we process among a limited number of mortgage servicers and law firms, the loss of any of which could adversely affect our results of operations;

  •
  government programs aimed at reducing the number of foreclosures and other new rules and regulations that, if enacted, would reduce our revenue and adversely affect our results of operations;

  •
  disruptions or failures of our technology platform through which we provide our services that may result in our inability to process transactions accurately or on a timely basis; and

  •
  significant strains on our management and operations resulting from pursuit of our growth strategy.

Our Equity Sponsor

        Great Hill Partners LLC (together with its affiliates, "Great Hill") is a Boston-based private equity investment firm providing capital and strategic support to growth companies. Great Hill has approximately $2.7 billion of capital under management. The principals of Great Hill have over 20 years of history investing with management teams across a wide range of industries, including business services, financial technology, consumer services, online services, media and communications. In addition to our company, Great Hill has previously invested in numerous processing-oriented businesses, including BillMatrix Corporation, CAM Commerce Solutions, Inc., Custom House, Ltd., Freightquote.com, Inc., GMT Group, Inc., PAI Group, Inc. (d/b/a PayChoice) and SecureWorks, Inc.

Corporate Information

        Prommis Solutions Holding Corp., the issuer of the common stock in this offering, is a Delaware corporation. Our corporate headquarters are located at 400 Northridge Road, Atlanta, Georgia 30350. Our telephone number is (877) 685-3453. Our website address is www.prommis.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares, or shares if the underwriters exercise their over-allotment option in full
Use of proceeds

We estimate based upon an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, we will receive net proceeds from the offering of approximately $             million, after deducting estimated underwriting discounts and commissions but before deducting approximately $         million of estimated offering expenses payable by us.

We intend to use the net proceeds from the sale of common stock by us in this offering to prepay all of our outstanding senior subordinated notes, to pay accrued and unpaid interest thereon and to pay offering expenses. We will use the remaining proceeds from this offering for general corporate purposes and to finance potential acquisitions. For additional information, see "Use of Proceeds."

Dividend policy

We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing credit agreements and may be further restricted by the terms of any of our future debt or preferred securities. For additional information, see "Dividend Policy."

Risk factors

Investing in our common stock involves a high degree of risk. For more information, see "Risk Factors" beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for trading on the New York Stock Exchange	"PRMS"

Conflicts of Interest

We intend to use more than 5% of the net proceeds of this offering to repay indebtedness owed to an affiliate of RBS Securities Inc. Therefore, RBS Securities Inc. is deemed to have a "conflict of interest" within the meaning of NASD Conduct Rule 2720, or Rule 2720, of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering will be conducted in accordance with Rule 2720. For more information, see "Underwriting—Conflicts of Interest."

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  gives effect to (1) a 40-for-1 common stock split that occurred on March 2, 2010, (2) a     -for-1 stock split of our common stock that will occur prior to the completion of this offering and (3) the conversion of all of our Series A Convertible Preferred Stock (our "preferred stock") into                   shares of our common stock upon the completion of this offering;

  •
  assumes the effectiveness of our restated certificate of incorporation and restated by-laws, which we will adopt prior to the completion of this offering;

  •
  excludes (1)             shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $            and (2)             shares of our common stock reserved for future grants under our stock option plan and the new equity compensation plan we plan to adopt in connection with this offering; and

  •
  assumes (1) no exercise by the underwriters of their option to purchase up to            additional shares from us and (2) an initial public offering price of $            per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

 Summary Historical Consolidated Financial and Operating Data

        The following tables summarize our financial and operating data as of the dates and for the periods indicated. We have derived the summary consolidated financial data for the fiscal years ended December 31, 2007, 2008 and 2009 from our audited consolidated financial statements for such fiscal years. We have derived the summary consolidated financial data as of March 31, 2010 and for the three months ended March 31, 2009 and 2010 from our unaudited consolidated financial statements which include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the three-month periods are not necessarily indicative of results for a full fiscal year, or for any other period. Our audited consolidated financial statements as of December 31, 2008 and 2009 and for the fiscal years ended December 31, 2007, 2008 and 2009 and our unaudited consolidated financial statements as of March 31, 2010 and for the three months ended March 31, 2009 and 2010 have been included in this prospectus.

        The summary historical and consolidated data presented below should be read in conjunction with the sections entitled "Risk Factors," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$128,068	$192,973	$254,917	$54,972	$68,215
Cost of revenue	68,130	112,671	153,563	33,265	42,075
Selling, general and administrative expense	24,495	30,991	46,621	13,416	14,357
Depreciation and amortization expense	19,685	25,351	25,625	6,282	6,582
Loss on disposal of assets	—	1,988	—	—	—

Total operating expenses	112,310	171,001	225,809	52,963	63,014

Operating income	15,758	21,972	29,108	2,009	5,201
Interest expense, net	20,633	24,997	20,393	5,563	4,701

Income (loss) before income tax provision	(4,875)	(3,025)	8,715	(3,554)	500
Income tax expense (benefit)	1,028	(1,079)	847	(1,621)	236

Net income (loss)	(5,903)	(1,946)	7,868	(1,933)	264
Undeclared cumulative dividends	6,848	7,990	8,631	2,065	2,236

Net loss attributable to common stock	$(12,751)	$(9,936)	$(763)	$(3,998)	$(1,972)

Net loss per share(1):
Basic and diluted	$—	$(860.56)	$(43.45)	$(227.68)	$(112.30)

Pro forma basic and diluted(2)			$(0.02)		$(0.06)

Weighted average number of shares used to compute net loss per share:
Basic and diluted	—	11,546	17,560	17,560	17,560

Pro forma basic and diluted(2)			32,018,760		32,018,760

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(dollars in thousands)
Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$1,277	$20,496	$20,852	$3,146	$9,661
Investing activities	(128,504)	(7,318)	(6,798)	(2,072)	(1,406)
Financing activities	125,032	(10,929)	(10,781)	(7,574)	(71)
Other Financial and Operating Data (unaudited):
Adjusted EBITDA(3)	35,847	49,612	59,594	12,413	16,140
Reimbursable costs(4)	35,492	49,953	79,210	15,579	22,279
Default transactions processed (in thousands)(5)	182	263	321	70	86

	As of March 31, 2010
	Actual	Pro Forma(6)	Pro Forma As Adjusted(6)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,436	$20,436
Working capital(7)	62,530	62,530
Total assets	410,457	410,457
Current liabilities, excluding current maturities of long-term debt	88,430	88,430
Total debt	222,358	222,358
Total stockholders' equity	90,614	90,614

(1)
Our net loss per share and our weighted average number of shares used to compute net loss per share are not presented for 2007 because we did not have any shares of common stock outstanding during 2007.

(2)
Reflects a    -for-1 stock split of our common stock that will occur immediately prior to the completion of this offering and the conversion of all of our preferred stock into             shares of our common stock upon completion of this offering. The calculation of the basic pro forma weighted average shares outstanding consists of the basic weighted average shares outstanding plus the weighted average preferred stock outstanding, which will convert to common stock in connection with this offering.

(3)
Adjusted EBITDA, as presented in this prospectus, is a supplemental measure of our performance and liquidity that is not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). We define Adjusted EBITDA as net income (loss) before depreciation and amortization, interest expense, net, income tax expense (benefit), share-based compensation expense and loss on disposal of assets. We present Adjusted EBITDA in this prospectus as a supplemental measure of our performance and ability to service debt because it is a key measure by which our management assesses our operating performance and liquidity. In addition, we believe this measure is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

  Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of the limitations of Adjusted EBITDA are:

    •
    it does not reflect changes in, or cash requirements for, our working capital needs;

    •
    it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

    •
    although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our Adjusted EBITDA measure does not reflect any cash requirements for such replacements; and

    •
    it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

  Management compensates for these limitations by relying primarily on our GAAP results and by using Adjusted EBITDA only supplementally. Our measure of Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

  The following table sets forth a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(dollars in thousands)
Net income (loss)	$(5,903)	$(1,946)	$7,868	$(1,933)	$264
Depreciation and amortization expense	19,685	25,351	25,625	6,282	6,582
Interest expense, net	20,633	24,997	20,393	5,563	4,701
Income tax expense (benefit)	1,028	(1,079)	847	(1,621)	236

EBITDA	35,443	47,323	54,733	8,291	11,783
Share-based compensation expense(a)	404	301	4,861	4,122	4,357
Loss on disposal of assets(b)	—	1,988	—	—	—

Adjusted EBITDA	$35,847	$49,612	$59,594	$12,413	$16,140

  (a)
  Represents non-cash expenses included in selling, general and administrative expense that were related to equity incentives.

  (b)
  Represents non-cash expenses incurred in connection with the disposal of certain assets at a price lower than their book value.

(4)
Certain costs are incurred on behalf of our customers and are included in our revenue and cost of revenue as required by GAAP. We review our revenue and our cost of revenue net of these reimbursable costs to evaluate our underlying profitability.

(5)
Default transactions processed represents distinct foreclosure, bankruptcy and loan settlement transactions for which we recognize revenue.

(6)
Pro forma balance sheet data reflects the conversion of all of the shares of our preferred stock into                   shares of common stock upon completion of this offering. Pro forma as adjusted balance sheet data gives effect to the conversion of all of the shares of our preferred stock and the receipt of the estimated net proceeds from this offering based on an assumed initial public offering price of $        per share, which is the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net cash proceeds as described under "Use of Proceeds."

(7)
Working capital is the amount by which current assets exceed current liabilities.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks related to our business

Changes in macroeconomic factors that affect the number of mortgage delinquencies and defaults may adversely affect our revenue and results of operations.

        Numerous factors affect the number of mortgage delinquencies and defaults, foreclosure starts and personal bankruptcies in the markets in which we operate, including the state of the housing market and general economic conditions. The housing market is affected by several factors, including the state of local, national and global economies, unemployment and the availability of credit. When housing prices fall, mortgage defaults and foreclosure starts often increase, which can lead to further price declines and further increased mortgage defaults and foreclosure starts. However, to the extent housing markets recover and housing prices increase, mortgage defaults, foreclosure starts and personal bankruptcies may decrease in number. In addition, if in connection with a general economic recovery unemployment decreases and more borrowers are able to stay current in their payments or lenders become more willing to make mortgage loans or refinance existing mortgages, fewer mortgages may become delinquent or enter default or foreclosure and fewer personal bankruptcies may occur. If interest rates remain low or lenders become more willing to make mortgage loans or refinance existing mortgages, housing demand and housing prices may increase, more borrowers may be able to refinance into more affordable mortgages and fewer mortgage delinquencies and defaults, foreclosure starts and personal bankruptcy filings may occur. If, due to any of these factors or other macroeconomic factors, the number of mortgage defaults, foreclosure starts or personal bankruptcies decreases, our revenue and results of operations may be adversely affected.

We process a large portion of the foreclosure and bankruptcy transactions for a limited number of mortgage servicers, and our failure or the failure of our law firm customers to maintain relationships with these servicers would adversely affect our revenue.

        In 2009, two mortgage servicers provided 34% of the foreclosures that we processed, and ten mortgage servicers provided 76% of the foreclosures that we processed, which, in each case, came to us either directly or indirectly through our law firm customers. While our bankruptcy processing services must be provided through our law firm customers, 57% of the bankruptcies we serviced came from four mortgage servicers and 81% of the bankruptcies we serviced came from ten mortgage servicers, many of whom are also among our top ten providers of foreclosures. If we or our law firm customers are not able to maintain our relationships with these servicers, our revenue, results of operations and financial condition would be adversely affected.

Because in many instances applicable legal requirements limit our ability to provide our services directly to mortgage servicers, a substantial portion of our revenue depends on a limited number of law firms, and if our relationships with these law firms deteriorate or if those firms are not able to attract business, our results of operations will be adversely affected.

        In many states, the foreclosure process requires the involvement of a licensed attorney, and in all states, certain steps in the bankruptcy process must be handled by a licensed attorney. In these instances, we provide our services to the law firms that directly serve mortgage servicer customers. As a result, a substantial portion of our revenue is dependent on our relationships with a limited number of law firms and is tied to the number of foreclosures and bankruptcies that are referred to our law firm customers by their clients. In 2009, our four law firm customers represented 61% of our revenue, with one firm, McCalla Raymer, representing 39% of our revenue. While we have long-term exclusive contracts with these firms with current contract terms through 2026 to 2027, in the event these relationships suffered or these firms breached or terminated their contracts, lost a significant portion of their business with their clients or went out of business for any reason, our revenue, results of operations and financial condition would be adversely affected.

        Furthermore, to the extent that we desire to expand our core bankruptcy processing service offerings in any state or our core foreclosure processing service offerings in states requiring the involvement of a licensed attorney, we will be required to enter into arrangements with new law firms or rely on the law firms with whom we have existing relationships to expand their services. We can provide no assurance that we will be able to establish new relationships, that other law firms will agree to enter into long-term contracts with us or that new law firms or our existing law firm customers will attract additional business. Our inability to accomplish any of the foregoing may limit our ability to expand our operations.

A substantial portion of our business currently originates in two states, and changes in economic conditions, legal requirements or our relationships with law firms and mortgage servicers in those states could adversely affect our revenue and results of operations.

        In 2009, 74% of the foreclosures and 64% of the bankruptcies that we processed originated in the states of California and Georgia. Changes in real estate or general economic conditions in the states of California or Georgia that cause the number of mortgage defaults, foreclosure starts or bankruptcy filings to decrease would adversely affect our revenue and results of operations. Furthermore, we depend on McCalla Raymer for a substantial portion of our business in Georgia. If McCalla Raymer's business were to decline or our relationship with McCalla Raymer were to terminate, our revenue would be adversely affected. If the governments in the states of either California or Georgia change their laws governing foreclosure or the bankruptcy courts in these states change the rules governing bankruptcy, in a manner that restricts our ability to provide services, requires significant changes to the way we provide our services or materially alters the way our law firm customers or mortgage servicers operate their businesses, we may incur substantial costs updating our technology platform and processes and our revenue and results of operations could be adversely affected.

We may face difficulties as we expand our operations into jurisdictions in which we have no prior operating experience.

        Our growth strategy includes continuing to expand into new states and regions. As we expand our business into new jurisdictions, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start our operations or become profitable in such jurisdictions. We may have insufficient resources or be unable to obtain the financing necessary to expand our services into new jurisdictions. Any of the foregoing difficulties and challenges may adversely affect our relationships with our customers and could have an adverse effect on our revenue, results of operations and ability to grow our business.

Government programs related to home ownership and the mortgage market and voluntary foreclosure relief efforts by mortgage lenders and servicers may reduce the number of foreclosures or restrict mortgage servicers' remedies in foreclosure, which may adversely affect our revenue and results of operations.

        Federal and state governments and agencies and certain courts have proposed and in many cases enacted or adopted programs, regulations and rules in response to the increasing number of mortgage defaults and foreclosures in recent years. Additional programs, regulations and rules may be implemented, any of which may impose new restrictions or requirements on the processing of foreclosures, decrease the number of foreclosures and bankruptcies that we process and adversely affect our revenue and results of operations.

        For example, in 2009, some states mandated moratoriums on foreclosures and various states have enacted or are considering measures that would require lenders to engage in mediation prior to commencing foreclosures. The federal government has enacted measures, such as the Homeowner Affordability and Stability Plan, which includes the Home Affordable Refinance Plan and the Home Affordable Modification Plan, which include programs that in varying ways potentially afford homeowners the opportunity, and provide mortgage servicers and lenders incentives, to modify or refinance certain existing mortgages that may be in default or the balances of which exceed the home's market value. Recently, the federal government announced further revisions to its programs, including allowing certain unemployed borrowers to significantly reduce or even postpone payments for three to six months and providing incentives for lenders to reduce loan balances or refinance existing mortgages into government-backed loans with lower balances. These measures are intended to decrease the number of foreclosures. While these programs have not resulted in permanent modifications in substantial volumes or had substantial success rates, we can provide no assurances that these programs will not be utilized in greater volumes or with more success or that governments will not enact other measures that may reduce the number of foreclosures. To the extent any of these programs significantly reduce the number of foreclosures, our revenue and results of operations would be adversely affected.

        Additionally, a number of lenders and loan servicers, including some of our customers, have utilized loss mitigation, loan modifications and other similar efforts, which may delay or prevent foreclosures. To the extent that these lenders, loan servicers and others over whom we have no control voluntarily, or are required to, continue these efforts, the number of foreclosures and bankruptcies that we process may decrease, which would have an adverse effect on our revenue, growth and results of operations. While we provide services related to loss mitigation, we can provide no assurance that any increases in our loss mitigation business would offset decreases in our foreclosure and bankruptcy services, and our results of operations may be adversely affected.

Regulation of the legal profession may constrain the operations of our business, and could impair our ability to provide services to our customers and adversely affect our revenue and results of operations.

        Each state has adopted laws, regulations and codes of ethics that grant attorneys licensed by the state the exclusive right to practice law. The practice of law other than by a licensed attorney is referred to as the unauthorized practice of law. What constitutes or defines the boundaries of the "practice of law," however, is not necessarily clearly established, varies from state to state and depends on authorities such as state law, bar associations, ethics committees and constitutional law formulated by the U.S. Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person's legal rights, the preparation of legal documents or the preparation of court documents for another person. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys.

        Pursuant to services agreements between us and our law firm customers, we provide mortgage default processing services, including foreclosure- and bankruptcy-related processing services, to law firms, and in trustee states we provide foreclosure processing services directly to mortgage lenders and loan servicers through our trustee subsidiary, Cal-Western. Current laws, regulations and codes of ethics related to the practice of law pose the following principal risks:

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  state or local bar associations, state or local prosecutors or other persons may challenge the services provided by us as constituting the unauthorized practice of law. Any allegation regarding the unauthorized practice of law could have a disruptive effect upon the operations of our business, including the diversion of significant time and attention of our senior management. We may also incur significant expenses in connection with a claim regarding the unauthorized practice of law, including substantial fees for attorneys and other professional advisors. If this type of claim were successful, we may need to materially modify our operations in a manner that could adversely affect our revenue and profitability and we could be subject to a range of penalties that could damage our reputation in the markets we serve. In addition, any similar challenge to the operations of our law firm customers could adversely impact their mortgage default business, which would in turn adversely affect our revenue and results of operations;

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  the services agreements to which we are a party with our law firm customers could be deemed to be unenforceable if a court were to determine that our agreements constituted an impermissible fee sharing arrangement between the law firm and us; and

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  applicable laws, regulations and codes of ethics, including their interpretation and enforcement by courts and state bar associations, could change in a manner that restricts our operations.

        Any changes in these laws, policies or practices or adverse determinations could increase our cost of doing business or adversely affect our revenue and results of operations.

Changes in or our failure to comply with the extensive legal requirements to which our business is subject may have an adverse effect upon our results of operations.

        Activities related to mortgage servicing and mortgage default resolution are subject to extensive regulation by federal, state and local governmental authorities, including the Federal Trade Commission and the state agencies that license trustee companies and collection entities. These state agencies may conduct regular audits and examinations of our business. We must comply with a number of complex federal, state and local consumer protection laws, including laws applicable to mortgage loan services, debt collection, foreclosures, claims handling and the privacy and safekeeping of nonpublic personal information. These laws impose certain limitations and requirements, such as providing disclosures and notices to borrowers. We must also comply with rules and regulations set out in the U.S. government's Homeowner Affordability and Stability Plan and similar or related plans, programs, laws and regulations. Our bankruptcy-related services are subject to the rules of the 94 U.S. bankruptcy court districts.

        All of these requirements can and do change as laws, regulations and rules are enacted, promulgated or amended. For example, a number of states recently enacted new laws that impose certain limitations and requirements on persons providing loan modification services and other mortgage loan services, and other states may do the same in the future. On the federal level, comprehensive financial regulatory reform legislation has passed the U.S. House of Representatives and substantially similar legislation has passed in the U.S. Senate. This legislation, if enacted into law, would, among other things, create a consumer financial protection agency with broad powers over those companies providing financial products and services, including mortgage loans and related services. The currently proposed legislation in the U.S. House of Representatives would provide the agency with extensive authority to promulgate rules, examine covered financial institutions and initiate enforcement actions for violations of its rules and federal consumer protection laws. The legislation would also provide the same enforcement authority to state attorneys general. Covered financial institutions currently include persons providing debt collection, real estate settlement services and other consumer financial product-related services. Although we are unable to predict whether any of these legislative initiatives will be enacted and what form they may take, it is possible that some may restrict our business and could have an adverse effect upon our results of operations.

        We incur substantial ongoing costs to comply with governmental laws and regulations. To the extent we fail to comply or even are alleged to have failed to comply, we may incur additional costs in responding to government inquiries or examinations, paying any resulting fines or penalties and implementing any corrective measures. Additionally, failure to comply with legal requirements could limit our business and could result in litigation expense, including expenses related to class action lawsuits that challenge our processes, adverse publicity and loss of revenue. Further, to the extent that new laws and changes to existing laws or the prevailing interpretation thereof require significant updates to our processes, systems or business or to those of our customers, we may lack the resources or be unable to obtain financing to implement these updates and we may incur additional costs that may have an adverse effect on our results of operations.

We may be liable to our customers and may lose customers if we have processing errors or other performance failures.

        The information used in our proprietary technology platform may not be complete or may contain inaccuracies that our customers regard as significant. Although our processing services have become increasingly automated, inaccuracies in our processing services could still arise from employee errors, and there are other processing steps that require specific actions from our employees. Our employees may not always perform their responsibilities effectively or in compliance with our procedures, our customers' requirements or applicable legal requirements. As a result, we may be required to spend substantial amounts to defend lawsuits, pay any resulting damage awards or make indemnification payments or, even where we determine we are not otherwise liable, we may elect to make indemnification payments to preserve our relationships with our customers. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on reasonable terms, or at all. In addition, we cannot assure you that our policies will cover any claim against us for loss of data, failures or other errors in delivery of our services or other indirect or consequential damages, and defending a lawsuit, regardless of its merit, could be costly and divert management's attention. In addition to potential liability, if we fail to deliver our services effectively, our reputation could be harmed and we could lose customers and revenue.

Current or future litigation, including class actions, could have a material adverse impact on our business and results of operations.

        We have been and continue to be involved in numerous legal proceedings, claims and other litigation that arise in the ordinary course of providing mortgage default processing services. For more information, see "Business—Litigation." Our litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunctions, could occur. In the future, we could incur judgments or enter into settlements of claims, including class action claims that challenge our processes, that could harm our financial position and results of operations.

We face competition in our industry from a variety of service providers, and our failure to compete effectively could limit our growth, reduce our revenue and adversely affect our results of operations.

        We face a variety of competitors in the highly fragmented residential mortgage default resolution processing industry, including local and regional law firms, private business process outsourcing providers that serve a single state or region, a number of trustee companies serving certain trustee jurisdictions, publicly traded companies offering foreclosure and bankruptcy services and other competitors offering related mortgage and other services. If one or more of our competitors develop services that are superior to ours or are more effective in marketing their services, our growth could be limited or our revenue could be reduced.

        Some of our current or future competitors may have or develop closer customer relationships or stronger brands, have greater access to capital, lower cost structures and more attractive system design and operational capabilities than we have. Consolidation within our industry could result in the formation of competitors with substantially greater financial, management, technological or marketing resources than we have, and our competitors could utilize their substantially greater resources and economies of scale in a manner that adversely affects our ability to compete in the relevant market or markets. Our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, expand into new markets, hire away our key employees, take advantage of acquisition or other strategic opportunities more readily and develop and expand their product and service offerings more quickly than we can. We can provide no assurance that we will be able to compete successfully against current or future competitors or that the competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition, and results of operations.

Many of our mortgage servicer customers have the resources to perform many mortgage default processing services themselves and decrease their use of our services, which may limit our growth or adversely affect our revenue and results of operations.

        Many mortgage servicers are large institutions, affiliates of large institutions or banks that have substantial resources and can, and often do, perform internally many of the trustee services that we provide. Historically, the amount of these trustee services that are performed in-house has varied, and in the future mortgage servicers may not continue to use external providers for these services or even maintain their current level of consumption of external services. To the extent that our customers elect to move more of these trustee services in-house or develop other default processing operations similar to ours, our revenue and results of operations would be adversely affected. Additionally, many of our operations were acquired from law firms who had large internal mortgage default processing operations, and many other law firms provide these services themselves. If other law firms continue to provide these services themselves, it may limit our ability to implement our growth strategies and increase our revenue.

Much of our pricing is set by reference to fee schedules established by government sponsored entities ("GSEs") and government agencies, and if these parties decrease these fees, our revenue and results of operations may be adversely affected.

        Historically, pricing within the mortgage default resolution industry in the United States has been based on a fixed fee schedule for bankruptcy, foreclosure and related services established by GSEs, such as Fannie Mae, Freddie Mac, and other government agencies involved in the mortgage industry, such as the U.S. Department of Veterans Affairs and the U.S. Federal Housing Administration. The GSEs and these agencies currently own or guarantee a substantial portion of mortgages in the United States. Other mortgage investors typically follow the reimbursement guidelines set by GSEs and these agencies, which are established on a state-by-state basis. If GSEs or these agencies decrease their fee schedules, or if our customers decrease the prices they are willing to pay us, whether in connection with decreases by GSEs and agencies or otherwise, our revenue and results of operation will be adversely affected.

A disruption, failure to effectively update, outage or security compromise of our technology platform may disrupt our business, damage our reputation and adversely affect our revenue and results of operations.

        If our systems were to fail or otherwise be unavailable for any significant period, or if our systems failed to perform tasks accurately and in accordance with our customers' timeframes, we may not be able to provide services within the timeframes required by our customers, which could expose us to additional costs, liability to third parties and loss of business and revenue, which would have an adverse effect on our results of operations.

        Our technology systems are critical to our operations. If we fail to update our systems to reflect changes in applicable foreclosure, bankruptcy or other legal requirements, our customers would be unable to timely and accurately perform their services in compliance with the law or their business requirements, which could expose us to additional costs, liability to third parties and loss of business and revenue, which would have an adverse effect on our results of operations. Additionally, our customers and other third parties may introduce changes into their technology systems and business processes that may require us to incur costs to update our technology systems to continue to integrate with them. If we begin to do business with a new law firm customer or a new mortgage servicer, particularly in a state where we do not currently do business, we would need to update or customize our technology platform to comply with the foreclosure requirements of that state or to integrate with the business and technology needs of the new customer, which will take time and involve additional costs. Additionally, we may be required to invest additional amounts to continue to update or upgrade our technology platform. We can provide no assurance that any of the foregoing changes, updates or upgrades would be effective or would not disrupt our existing systems. We may lack the resources or be unable to obtain financing for these costs and to the extent any of these costs are significant or if we fail to update or customize our technology platform accurately and efficiently or our existing systems are disrupted, our results of operations may be adversely affected.

        Our systems are subject to risks caused by misappropriation, misuse, leakage, falsification, hacking and other electronic intrusions and accidental release or loss of information, including sensitive data maintained in our proprietary case management systems, such as borrowers' personal financial information. As a result of the increasing awareness about the importance of safeguarding personal information, the potential for misuse of such information and legislation that has been adopted or is being considered regarding the protection and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal data. If any person, including any of our current or former employees, penetrates our network security or misappropriates sensitive data or if we do not adapt to changes in data protection legislation, we could be subject to significant liabilities to our customers or to their clients for breaching contractual confidentiality and/or data protection provisions and/or laws and regulations concerning privacy and/or data security and could be subject to civil actions or criminal prosecutions by governmental bodies. In addition, if any of the foregoing were to occur, we could suffer reputational damage and, as a result, our mortgage servicer customers could choose not to send us, or to send us fewer, mortgage default transactions to process and our law firm customers could suffer reputational harm and choose to terminate their agreements with us. Although we have policies and procedures designed to safeguard confidential information, these policies and safeguards may not be sufficient to prevent the misappropriation of confidential information and we cannot guarantee that our policies and safeguards will be deemed compliant with any existing or future federal or state laws or regulations governing privacy.

We may engage in acquisitions or similar transactions that could disrupt our operations, cause us to incur substantial expenses and adversely affect our business and results of operations.

        One of our growth strategies is to expand our business into states where we currently have limited or no presence and to expand our presence in other states. One alternative for effecting this growth may be to acquire smaller service providers operating in these states or, as we have done in the past, to acquire the servicing businesses of law firms operating in these states and enter into long-term contractual relationships with these law firms. However, acquisitions involve numerous risks, including:

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  time, expense and difficulties in integrating the operations and technology systems of the acquired company with our processes and technology platform;

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  difficulties in integrating or retaining key employees of the acquired company;

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  entering a state or other jurisdiction in which we have limited prior experience or knowledge;

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  insufficient resources or an inability to obtain sufficient financing to complete the acquisition;

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  the impact of laws in a state or jurisdiction where we have not previously operated;

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  diversion of our management's attention; and

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  potential incompatibility of business cultures.

        One or more of the foregoing risks could result in substantial expense or other adverse effects on our business and results of operations. In addition, we can provide no assurance that any acquisition will be successful and result in benefits to us. The actual costs and benefits of any acquisitions could differ from the expected costs and benefits, and any differences could adversely affect our business, results of operations and financial position.

We may have difficulty managing our growth, which may result in operating inefficiencies and negatively impact our results of operations.

        We may not successfully implement our growth strategies for a variety of reasons, but in the event we are successful, our growth may place a significant strain on our management and operations, especially as we continue to expand our product and service offerings and the number of markets we serve throughout the United States, including through acquiring new businesses. We may not manage our growth on a timely or cost-effective basis or accurately predict the timing or rate of any growth. We believe that our current and anticipated growth will require us to continue implementing new and enhanced systems, expanding and upgrading our technology platform and training our personnel to utilize these systems. Our growth has also required, and will continue to require, that we increase our investment in management and operational personnel, technological systems and controls and office facilities. In particular, we are, and will continue to be, highly dependent on the effective and reliable operation of our technology platform. In addition, the scope of procedures for assuring compliance with applicable rules and regulations and customers' needs will increase as the size and complexity of our business increases and we begin to operate in new states and jurisdictions. If we fail to manage these and other growth requirements successfully or if we are unable to update and maintain our technology platform, we may experience operating inefficiencies or not achieve anticipated efficiencies. In addition, increased costs associated with growth may require us to substantially increase our indebtedness, which may make us more vulnerable to economic fluctuations and unfavorable economic conditions and limit our access to cash flows. These increased costs may not be offset by corresponding increases in revenue, which would adversely affect our business and results of operations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract new talent, our business will be adversely affected.

        We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, our mortgage servicer and law firm customers, our technology systems and the residential mortgage default resolution industry. A key aspect of our technology platform is the institutional knowledge embedded in the system, which is provided and updated by our experienced key personnel. The loss of the services of one or more of our senior executives or key employees could harm our business and operations. Our success depends on our ability to continue to attract, manage and retain qualified management and operational and technical personnel as we grow. If we are unable to continue to attract or retain qualified personnel, our business and results of operations could be adversely affected.

We may fail to attract and retain enough qualified employees to support our operations.

        Businesses in our industry rely on large numbers of skilled employees, and our success depends on our ability to attract, train and retain a sufficient number of qualified employees. As of March 31, 2010, we had 1,396 employees. In 2009, our attrition rate for all employees was approximately 19%. We cannot assure you that we will be able to reduce our level of attrition or even maintain our attrition rate at the 2009 level. If our attrition rate increases, our operating efficiency and productivity may decrease.

        We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies. In many locations in which we operate, there is a limited pool of employees who have the skills and training needed to do our work. If our business continues to grow, the number of people we need to employ will increase. We will also need to increase our hiring if we are not able to maintain our attrition rate through our recruiting and retention policies. Increased competition for employees could have an adverse effect on our ability to expand our business and service our customers, as well as cause us to incur greater personnel expenses and training costs.

We may be unable to protect our intellectual property rights, either without incurring significant costs or at all, which would harm our business.

        We rely primarily on a combination of copyright, trademark and trade secrets laws, as well as license agreements and other contractual provisions, to protect our intellectual property rights and other proprietary rights. It is our practice to enter into confidentiality and intellectual property assignment agreements with our independent contractors. We also have a confidentiality and intellectual property assignment policy that is reflected in our employee handbook, which our employees are required to sign. The steps we have taken and will take to protect our intellectual property rights and proprietary information may not deter infringement, duplication, misappropriation or violation by third parties. We may be unable to protect our rights in trade secrets and unpatented proprietary technology. We may also be unable to prevent the unauthorized disclosure or use of our technical knowledge, trade secrets or proprietary information by consultants, customers, partners, former employees or current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. If our trade secrets or proprietary information becomes known outside of our company or we fail to otherwise protect this information and intellectual property rights, we may not receive any return on the resources expended to create our technology platform containing our proprietary knowledge or generate or maintain any competitive advantage based on it.

        Pursuing persons who infringe on our intellectual property could result in significant litigation costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers could result in competitors using our technology and offering similar products and services, potentially resulting in loss of competitive advantage and decreased revenue.

Our indebtedness and any future indebtedness we incur may expose us to financial risks and limitations, and the agreements governing our existing and any future indebtedness contain or may contain restrictive covenants, including covenants that limit our ability to pay dividends, incur additional debt, make acquisitions and make other investments.

        The agreements governing our existing indebtedness contain, and agreements governing any future indebtedness are likely to contain, covenants that restrict our and our subsidiaries' ability to make certain distributions with respect to our capital stock, prepay other debt, encumber our assets, incur additional indebtedness, make capital expenditures above specified levels, engage in business combinations or undertake various other corporate activities. These covenants require, and in the future likely will continue to require, us also to maintain certain specified financial ratios, including those relating to total leverage and interest coverage.

        Our failure to comply with any of these covenants could result in the acceleration of our outstanding indebtedness. As of March 31, 2010, we had $121.9 million of borrowings outstanding under our term loan facility and $100.5 million in aggregate principal amount of our senior subordinated notes outstanding, the latter of which we intend to repay with the net proceeds of this offering. If our outstanding indebtedness were to accelerate, we may not be able to repay our debt, and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable or reasonable terms. If we could not repay our indebtedness upon an acceleration, it would impair our ability to operate as a going concern.

        If we incur additional indebtedness in the future, for example in connection with future acquisitions, that indebtedness could, among other things, make us more vulnerable to unfavorable economic conditions, make us susceptible to fluctuations in market interest rates and make it more difficult to pursue acquisitions or otherwise expand our business.

We have a large amount of goodwill and other intangible assets as a result of our acquisitions, and our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

        We have a large amount of goodwill and other intangible assets and are required to perform an annual, or in certain situations a more frequent, assessment for possible impairment for accounting purposes. At March 31, 2010, we had net goodwill and other intangible assets of $234.8 million. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur a non-cash impairment charge. Any impairment charges in the future will adversely affect our results of operations.

Risks related to this offering and ownership of our common stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

        In addition, following this offering, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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  changes in macroeconomic factors that could potentially affect the number of defaults in our markets;

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  any increase in mortgage default processing service competition in our markets;

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  announcements by our customers that they no longer plan to outsource their services to us;

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  quarterly variations in our operating results compared to market expectations;

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  financial and stock price performance of mortgage servicers or default processing service providers;

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  fluctuations in stock market prices and volumes generally;

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  changes in the terms of, or a default on, our senior indebtedness;

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  changes in our senior management or key personnel;

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  changes in financial estimates of our company or the mortgage default industry generally by securities analysts;

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  downgrades in any credit ratings we may have in the future or in the credit ratings of our competitors; and

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  other global economic, legal and regulatory factors unrelated to our performance.

        In addition, extreme price and volume fluctuations that have affected and continue to affect the market price of the equity securities of public companies have often resulted in stockholders instituting securities class action litigation against those public companies. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                         shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We and each of our officers and directors and certain stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. After this period expires, all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders, subject to applicable limitations imposed under federal securities laws. For additional information, see "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock and may result in a decrease in the price of our common stock.

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

        Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on the New York Stock Exchange. However, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

        Following the completion of the offering, our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions will:

  •
  establish a classified board of directors so that not all members of our board of directors are elected at one time;

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

  •
  provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        Our restated certificate of incorporation will also contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporate Law ("DGCL"), and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share, because the initial public offering price of $            is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. For additional information, see "Dilution."

We do not expect to pay any cash dividends for the foreseeable future.

        The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries and we are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

Following this offering, investment funds managed by Great Hill Partners, LLC will own a substantial percentage of our equity, which may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, Great Hill will own approximately                        shares, or        %, of our outstanding common stock. Great Hill will, for the foreseeable future, have significant influence over our reporting and corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. Great Hill is able to, subject to applicable law, designate a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of all or substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the New York Stock Exchange, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. These actions may be taken even if other stockholders oppose them. Great Hill's ownership of a large amount of our voting power may have an adverse effect on the price of our common stock. The interests of Great Hill may not be consistent with your interests as a stockholder. After the lock-up period expires, Great Hill will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

        In addition, our restated certificate of incorporation will provide that the Delaware General Corporate Law doctrine of "corporate opportunity" will not apply against Great Hill, or any of our directors who are employees of, or affiliated with, Great Hill, in a manner that would prohibit them from investing in competing businesses or doing business with our customers. It is possible that the interests of Great Hill may conflict with our interests and the interests of our other stockholders, including you.

We will be a controlled company within the meaning of the New York Stock Exchange rules, and, as a result, we will be excused from compliance with certain corporate governance requirements that apply to other listed companies.

        Because Great Hill owns a majority of our voting equity, we will qualify as a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, we will be exempt from the New York Stock Exchange corporate governance requirements that our board of directors, our Compensation Committee and our Nominating and Corporate Governance Committee meet the standard of independence established by those corporate governance requirements. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Accordingly, for so long as we are a controlled company, holders of our common stock will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our share price to decline.

        Our officers and board of directors will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use a portion of the net proceeds to repay our outstanding senior subordinated notes and accrued and unpaid interest thereon, to potentially fund acquisitions and for working capital and general corporate purposes. From time to time we will consider acquisitions or investments if a suitable opportunity arises, in which case a portion of the proceeds may be used to fund such an acquisition or investment. We have no commitments or understandings to make any such acquisition or investment. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our share price to decline.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

  •
  changes in macroeconomic factors that affect the number of mortgage delinquencies and defaults;

  •
  our customer concentration among a limited number of mortgage servicers;

  •
  legal restrictions that limit our ability to offer our services directly to mortgage servicers and other customers that are not law firms and our dependence on a limited number of law firms for a substantial portion of our business;

  •
  the substantial concentration of our business in two states;

  •
  difficulties we may face in expanding our operations into new jurisdictions;

  •
  the impact of government programs and voluntary efforts by mortgage lenders that reduce the number of foreclosures or restrict the remedies of mortgage servicers;

  •
  the potential for allegations that we have engaged in the unauthorized practice of law;

  •
  the risk of our failure to comply with the extensive legal requirements to which our business is subject and changes in these requirements;

  •
  the risk of processing errors, performance failures and other failures to deliver our services accurately and effectively;

  •
  the risk of the numerous legal proceedings, claims and other litigation that our business is and in the future may continue to be exposed to;

  •
  the risk that we fail to compete effectively with a variety of competitors;

  •
  the risk that mortgage servicers elect to process mortgage defaults internally instead of using our services;

  •
  the risk of decreases in prices permitted by GSEs, governmental agencies and other mortgage investors;

  •
  the risk of disruption, failure to effectively update, outage or security compromise of our technology systems;

  •
  the risk that we are unable to successfully finance, complete and integrate acquisitions;

  •
  the risk that we are unable to manage growth effectively;

  •
  the risk of our limited operating history and experience as an independent company;

  •
  the risk that we are unable to retain our senior management and other key personnel;

  •
  the risk that we fail to attract and recruit sufficient qualified employees;

  •
  the risk that we fail to protect our intellectual property rights;

  •
  the impact of our indebtedness and the restrictions contained in the agreements governing our indebtedness; and

  •
  the risk of impairment of our significant amount of goodwill.

        We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

        We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

        We estimate based upon an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, we will receive net proceeds from the offering of approximately $             million, after deducting estimated underwriting discounts and commissions but before deducting approximately $         million of estimated offering expenses payable by us.

        We intend to use a portion of our net proceeds from this offering to prepay all of our outstanding senior subordinated notes, to pay accrued and unpaid interest thereon and to pay offering expenses. As of March 31, 2010, $100.5 million in aggregate principal amount of our senior subordinated notes was outstanding and no accrued and unpaid interest was outstanding thereon. Our senior subordinated notes have a maturity date of February 9, 2014 and bear interest at a fixed rate of 13.5% per annum. We will use the remaining proceeds from this offering for general corporate purposes and to finance potential acquisitions. Although we have no agreements or understandings with respect to any acquisition at this time, we currently expect that potential acquisitions would include businesses that provide services that are similar or complementary to our business and that are consistent with furthering our growth strategy. We currently intend to enter into an amendment to our senior credit facility in connection with this offering to allow us to use a portion of the proceeds of this offering to repay our senior subordinated notes.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

DIVIDEND POLICY

        We have not paid any dividends on our common stock since our incorporation. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. For additional information, see "Description of Certain Indebtedness." Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2010 on:

  •
  an actual basis; and

  •
  a pro forma as adjusted basis to give effect to the following:

  •
  (1) a      -for-1 stock split of our common stock that will occur prior to the completion of this offering and (2) the conversion of our preferred stock into                  shares of our common stock upon the completion of this offering;

  •
  the sale of            shares of our common stock in this offering by us at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us; and

  •
  the application of the net proceeds from this offering to us as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma as Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$20,436	$

Long-term debt, including current portion:
Term loan facility	$94,246	$
Delayed draw term loan	27,604
Revolving credit facility	—
Senior subordinated notes	100,508

Total long-term debt, including current portion	222,358
Stockholders' equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 17,560 shares issued and outstanding, actual; 250,000,000 shares authorized; shares issued and outstanding, pro forma as adjusted	—
Preferred stock, $0.01 par value per share, 1,250,000 shares authorized, 1,150,000 designated as Series A convertible preferred stock, 800,030 shares issued and outstanding, actual; 5,000,000 shares authorized and undesignated, no shares issued and outstanding, pro forma as adjusted	8
Additional paid-in capital	94,652
Accumulated deficit	(4,046)

Total stockholders' equity	90,614

Total capitalization	$312,972	$

        The number of shares of common stock to be outstanding after this offering is based on            shares outstanding as of March 31, 2010 and give effect to the proposed             -for-1 stock split we intend to effect prior to the completion of this offering. This number excludes, as of March 31, 2010:

  •
  shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2010 at a weighted average exercise price of $            per share and an additional            shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2010 at a weighted average exercise price of $            per share; and

  •
  shares of our common stock reserved for future issuance under our current stock option plan and under the equity incentive plan that we intend to adopt in connection with this offering.

DILUTION

        Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share as of March 31, 2010 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at March 31, 2010. Our net tangible book value (deficit) as of March 31, 2010 based on                         shares of our common stock outstanding was $             million, or $            per share of common stock. The pro forma net tangible book value (deficit) as of March 31, 2010 based on      shares of our common stock outstanding was $            million, or $            per share of common stock, excluding proceeds from this offering. Pro forma net tangible book value gives effect to the conversion of all of the shares of our outstanding preferred stock into shares of our common stock upon the closing of this offering.

        After giving effect to the sale of the                        shares of common stock offered by us in this offering, our pro forma net tangible book value (deficit) as of March 31, 2010 would have been approximately $             million, or $            per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $            per share and an immediate dilution to new investors in this offering of $            per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2010 (after giving effect to the conversion of our preferred stock)	$
Pro forma net tangible book value (deficit) per share as of March 31, 2010 (after giving effect to the conversion of our preferred stock and this offering)

Increase in net tangible book value per share attributable to new investors

Dilution per share to new investors		$

        The following table summarizes, as of March 31, 2010, on a pro forma basis, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $             million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by        %, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares and no exercise of any outstanding options. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately        % and our new investors would own approximately         % of the total number of shares of our common stock outstanding after this offering.

        The tables and calculations above are based on            shares of common stock outstanding as of March 31, 2010 and exclude:

  •
  shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2010 at a weighted average exercise price of $            per share and an additional            shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2010 at a weighted average exercise price of $ per share; and

  •
  an aggregate of                        shares of common stock reserved for issuance under our current stock option plan and under the equity incentive plan that we intend to adopt in connection with this offering.

        To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table sets forth our selected historical consolidated financial data as of and for the periods indicated. We have derived the selected historical consolidated financial data as of and for the period or fiscal years, as applicable, ended December 31, 2006, 2007, 2008 and 2009 from our audited consolidated financial statements for such periods or fiscal years, as applicable. We have derived the selected historical consolidated financial data for the fiscal year ended December 31, 2005 from the unaudited consolidated financial statements of our predecessor for such fiscal year, and the selected historical consolidated financial data as of December 31, 2005 from the unaudited financial information of our Predecessor, which is defined below. We have derived the summary consolidated financial data as of and for the three months ended March 31, 2009 and 2010 from our unaudited consolidated financial statements. The results of operations for the three months ended March 31, 2009 and 2010 and the period from February 26, 2006 to December 31, 2006 contain all adjustments, consisting solely of normal recurring adjustments, that, in the opinion of management, are necessary for their fair statement, but do not represent our operating results for the full fiscal year. Our audited consolidated financial statements as of December 31, 2008 and 2009 and for the fiscal years ended December 31, 2007, 2008 and 2009, and as of March 31, 2010 and for the three months ended March 31, 2009 and 2010 have been included in this prospectus. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

        Prior to the acquisition of the default processing operations of McCalla Raymer on February 24, 2006 (the "Great Hill Acquisition"), our business was operated as an integrated part of McCalla Raymer. As a result of this acquisition, a new basis of accounting was created beginning February 24, 2006 and the period prior to the Great Hill Acquisition is referred to as the "Predecessor" period and the periods after the Great Hill Acquisition are referred to as the "Successor" periods. Due to the Great Hill Acquisition, the financial statements for the Successor periods are not comparable to those of the Predecessor periods presented in this prospectus. The period presented prior to Great Hill Acquisition represents consolidated financial statements that were prepared on a carve-out basis from McCalla Raymer. The carve-out consolidated financial statements include allocations of certain costs of McCalla Raymer. In the Successor periods, we no longer incur these allocated costs, but do incur certain expenses as a stand-alone company for similar functions. These allocated costs were based upon various assumptions and estimates and actual results during the Successor periods may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements should not be relied upon as being representative of our financial position, results of operations or cash flows had we operated on a stand-alone basis.

        In addition, our results for 2006 do not include carve-out consolidated financial information of our Predecessor for the 54-day period beginning at the end of the Predecessor's fiscal year on December 31, 2005 and ending on the date of the Great Hill Acquisition on February 24, 2006 (the "2006 Interim Period"). Financial statements for the 2006 Interim Period have never been prepared by either McCalla Raymer or us because they were not required to be delivered in connection with the Great Hill Acquisition. We have no contractual right to compel McCalla Raymer to produce these financial statements and we believe that the necessary support to prepare financial statements for the 2006 Interim Period, including the preparation of audit evidence and and provision of management representations, cannot be provided without unreasonable effort and expense on McCalla Raymer's and our behalf. Because of the different basis of accounting under the Predecessor and Successor periods, the Successor Period results could not simply be added to the Predecessor results for 2006 to determine our full-year results. As a result, we have not provided selected historical financial data for the 2006 Interim Period.

        The selected historical consolidated data presented below should be read in conjunction with the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto and other financial data included elsewhere in this prospectus.

	Predecessor	Prommis Solutions Holding Corp. (Successor)
	Year Ended December 31,	February 24 to December 31,	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(dollars in thousands, except for share and per share data)
Statement of Operations Data:
Revenue	$66,713	$56,647	$128,068	$192,973	$254,917	$54,972	$68,215
Cost of revenue	25,967	20,292	68,130	112,671	153,563	33,265	42,075
Selling, general and administrative expense	18,605	17,039	24,495	30,991	46,621	13,416	14,357
Depreciation and amortization expense	677	12,084	19,685	25,351	25,625	6,282	6,582
Loss on disposal of assets	—	—	—	1,988	—	—	—

Total operating expenses	45,249	49,415	112,310	171,001	225,809	52,963	63,014

Operating income	21,464	7,232	15,758	21,972	29,108	2,009	5,201
Interest expense, net	20	11,036	20,633	24,997	20,393	5,563	4,701

Income (loss) before income tax provision	21,444	(3,804)	(4,875)	(3,025)	8,715	(3,554)	500
Income tax (benefit) expense	—	525	1,028	(1,079)	847	(1,621)	236

Net income (loss)	$21,444	(4,329)	(5,903)	(1,946)	7,868	(1,933)	264

Undeclared cumulative dividends		3,736	6,848	7,990	8,631	2,065	2,236

Net loss attributable to common stock		$(8,065)	$(12,751)	$(9,936)	$(763)	$(3,998)	$(1,972)

Net loss per share(1):
Basic and diluted	$—	$—	$—	$(860.56)	$(43.45)	$(227.68)	$(112.30)

Pro forma basic and diluted(2)					$(0.02)		$(0.06)

Weighted average number of shares used to compute net loss per share:
Basic and diluted	—	—	—	11,546	17,560	17,560	17,560

Pro forma basic and diluted(2)					32,018,760		32,018,760

		As of December 31,				As of March 31,
	2005	2006	2007	2008	2009	2009	2010
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$8,925	$6,730	$8,979	$12,252	$2,479	$20,436
Total assets	813	186,990	374,385	365,195	377,669	363,068	410,457
Current liabilities excluding debt obligations	—	6,054	43,949	45,908	58,340	50,347	88,430
Total debt	—	109,140	239,772	230,735	221,929	223,651	222,358
Total stockholders' equity	—	71,052	74,865	73,264	85,993	73,700	90,614

(1)
We have not presented net income (loss) per share or weighted average number of shares used to compute net loss per share for 2005 because our business was operated as a part of McCalla Raymer and therefore did not issue any of its own equity securities. Our net loss per share and our weighted average number of shares used to compute net loss per share are not presented for 2006 or 2007 because we did not have any shares of common stock outstanding during that period.

(2)
Reflects a    -for-1 stock split of our common stock that will occur immediately prior to the completion of this offering and the conversion of all of our preferred stock into             shares of our common stock upon completion of this offering. The calculation of the basic pro forma weighted average shares outstanding consists of the basic weighted average shares outstanding plus the weighted average preferred stock outstanding, which will convert to common stock in connection with this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled "Risk Factors."

Overview

        We are a leading provider of technology-enabled processing services for the default resolution sector of the residential mortgage industry in the United States based on our 2009 revenue. We combine the people, processes and technologies necessary to quickly and accurately process default resolution transactions in large volumes. Our solutions support the full lifecycle of mortgage loans in default and include foreclosure, bankruptcy, loss mitigation, loan settlement processing and other related loan services, such as posting and publication, tax examination and title search. For these services we earn processing fees on a per transaction basis. We estimate that the market for residential mortgage default resolution processing services in the United States was approximately $4.0 billion in 2009, and that we are one of the largest service providers with approximately 6% of the market based on revenue. In 2009, we generated $254.9 million of revenue, an increase of 32.1% from 2008.

        We currently provide foreclosure processing services in 18 U.S. states and bankruptcy and loss mitigation processing services in all 50 states. Our customers include the top ten mortgage servicers in the United States as measured by total dollar volume of mortgage loans serviced in 2009 and law firms with large practices in mortgage default resolution. We have long-standing relationships with our mortgage servicer customers and, through our acquired operations, have worked with our top ten customers for an average of over 15 years.

Our History

        As a stand-alone business and through our acquired operations, we have been providing mortgage default resolution services for 28 years. We began our operations as a stand-alone business on February 24, 2006 when we acquired the mortgage default resolution processing operations of McCalla Raymer, a real estate law firm based in Atlanta, Georgia. At the time of the acquisition, these operations were providing foreclosure and REO loan settlement services in Georgia and bankruptcy processing services nationally. This acquisition provided the core case management and document production capabilities upon which we have built our technology platform. Since that time, we have expanded our geographic footprint, operations, technology platform and suite of solutions both organically and through the following four acquisitions in 2007.

  •
  On February 2, 2007, we acquired the foreclosure and bankruptcy processing operations of Morris, Schneider & Prior LLC, now known as Johnson & Freedman, LLC ("Johnson & Freedman"), which expanded our geographic reach into Alabama, Mississippi, North Carolina, South Carolina, Tennessee and Virginia and increased our leading market position in Georgia.

  •
  On February 2, 2007, we acquired a portion of the REO loan settlement processing operations of Morris, Hardwick & Schneider, LLC ("Morris Hardwick"). This acquisition increased our presence in Georgia and expanded our geographic reach into Alabama, Mississippi, North Carolina, South Carolina and Tennessee.

  •
  On November 14, 2007, we acquired the bankruptcy processing operations of Pite Duncan, LLP ("Pite Duncan"), which expanded our geographic presence into Alaska, Arizona, California, Hawaii, Idaho, Nevada, Oregon, Texas, Utah and Washington.

  •
  On November 14, 2007, we acquired Cal-Western, a trustee company, and certain related subsidiaries, through which we provide foreclosure services directly to mortgage servicers in Alaska, Arizona, California, Hawaii, Idaho, Nevada, Oregon, Texas, Utah and Washington. In addition to geographic expansion, this acquisition provided the core technology for providing foreclosure processing in trustee states that further enhanced our proprietary technology platform.

        In connection with each of the law firm asset acquisitions, we entered into 20-year contracts with each of these law firms pursuant to which we serve as their exclusive provider of processing services for their mortgage default transactions. Revenue generated through our law firm customers accounted for 61.0% of our total revenue in 2009. Revenue generated by Cal-Western accounted for 38.3% of our total revenue in 2009.

        In addition to expansion through acquisitions, we have also expanded our geographic reach as our law firm customers have expanded into new states. In 2008, we began providing our mortgage default processing services to McCalla Raymer in Tennessee and Alabama. In 2009, we began offering our mortgage default processing services in Florida to Johnson & Freedman. We have also expanded the services that we provide to existing and new customers, such as new loss mitigation services which we introduced in 2009 in response to the demand for alternatives to foreclosure of delinquent mortgages.

Recent Market Developments

        The volume of mortgage default transactions we process is heavily influenced by the overall level of foreclosures, bankruptcies, loan modifications and loan settlements in the geographic areas in which we operate. Since 2005, the proportion of mortgages in the United States that are at least 90 days behind in payment or currently in the process of foreclosure, also known as the seriously delinquent rate, has increased dramatically, primarily as a result of the global economic downturn in 2008 and 2009. According to the Mortgage Bankers Association (the "MBA"), in the first quarter of 2010, the seriously delinquent rate reached 9.5% of all outstanding mortgages, representing approximately 4.2 million mortgages, compared with an average of 1.8% of outstanding mortgages over the period 1990-2005. The recent increase in the number of foreclosure starts has been similarly pronounced. According to data from the MBA and American Home Survey, foreclosure starts increased from approximately 820,000 in 2005 to approximately 2.8 million in 2009. Georgia and California, our highest volume states, have been experiencing delinquency rates that are even higher than the national average. We have seen growth in default transactions roughly in line with the overall national trends. Our total default transactions have increased from 182,000 in 2007, our first full year of operation, to 321,000 in 2009.

        The general economic climate in the U.S. began to stabilize toward the end of 2009. Delinquency rates have in the past moderated when the U.S. economy has recovered from a downturn. However, delinquencies are also driven by depressed home price levels and high unemployment rates. Despite the recovery in equity markets and improvements in general economic conditions in the second half of 2009 and in 2010, housing prices in the United States generally have not recovered to pre-recession levels and the unemployment rate remains well above pre-recession levels. We believe that the amount of mortgage defaults and foreclosure starts have remained high compared to historical periods due in large part to continued elevated levels of mortgage debt, depressed home price levels and high unemployment rates. The percentage of loans 90 days or more past due, as reported by the MBA, has increased from 0.98% in the first quarter of 2007 to 5.02% in the first quarter of 2010 and foreclosure inventories have increased from 1.28% of mortgage loans in the first quarter of 2007 to 4.63% in the first quarter of 2010. The percentage of loans that are 90 days or more past due and have not yet entered the foreclosure process is at an historical high (5.02% on a seasonally adjusted basis), due in part to the large volume of foreclosures currently being processed by servicers and the large number of delinquent mortgages for which loss mitigation measures are being considered. We believe that the majority of these loans 90 days or more past due will eventually enter the foreclosure process and the majority of loans in foreclosure will ultimately complete the process. As a result, we believe that if housing prices remain depressed and unemployment remains high, and if this backlog of defaulted mortgages enters the foreclosure process, foreclosure levels should remain elevated in the near term compared to historical levels.

        The high unemployment rate and elevated levels of consumer debt have also contributed to an increase in personal bankruptcy filings in recent years, from approximately 600,000 in 2006 to 1.4 million in 2009 and 370,000 in the three months ending March 31, 2010, according to the American Bankruptcy Institute. Many of the personal bankruptcy filings will include mortgages in the foreclosure process.

Recent Regulatory Developments

        Federal, state and local governments have recently proposed, and in some cases enacted, legislation or have taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to us for processing. The federal government enacted the Hope for Homeowners Act of 2008 to bring relief to distressed homeowners and the Emergency Economic Stabilization Act to provide funds to troubled financial institutions. In 2008, the Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lenders and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including delays in certain foreclosure actions, in an attempt to reduce the number of foreclosures.

        The Obama administration also proposed a $75 billion Mortgage Modification Plan ("MPP") in March 2009 for borrowers facing foreclosure. As part of the MPP, the Home Affordable Refinance Program is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers whose unpaid principal balance is greater than their home value. Borrowers owing up to 125% of their home's value are eligible for refinancing assistance, and the borrowers must not be more than 30 days delinquent on payments. An additional component of the MPP, the Home Affordable Modification Program, which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments.

        In February 2010, President Obama announced an additional $1.5 billion for five state housing finance agencies to come up with new programs to address the foreclosure problem locally. The funds will be directed to states such as Florida and California, which RealtyTrac Inc. data show had the highest number of foreclosures in 2009.

        These programs have met with limited success to date, based on, among other things, the fact that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor do they address the inability to pay as a result of unemployment or other factors. As a result, we believe that these measures have not had a significant impact on our operating results to date. However, more effective mitigation efforts or new or more stringent regulations may adversely impact the number of mortgage default files that our customers refer to us for processing.

        In 2008, we created a team dedicated to the offering of loss mitigation services to our clients. These services provide our clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property, and short sales and deed-in-lieu of foreclosure, which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenue from this service offering, it will position us well to receive the foreclosure referrals stemming from the re-default of the modified loans and capture additional revenue.

Key Performance Measures

        The following discussion sets forth certain key components of our statements of operations upon which our management focuses in reviewing our results of operations and evaluating our financial condition, as well as additional discussion of factors that impact those items.

Revenue

        We generate revenue by providing mortgage default resolution processing services directly to mortgage servicers and indirectly through our law firm customers. Our revenue is derived from processing foreclosure and bankruptcy transactions, as well as other transactions, including loss mitigation and REO loan settlement. Our revenue from foreclosure transactions also includes revenue from related loan services including posting and publication, automated mail services, tax searches and title examinations.

        We generally charge a transaction-based fee for each service that we provide, and the fees for our services are based on contractual arrangements with our mortgage servicer, law firm and other customers. In the trustee states in which we operate, pricing for foreclosure services is based upon schedules set by GSEs such as Fannie Mae and Freddie Mac. Any changes made by these GSEs to the allowable fee schedules typically result in an adjustment of our contractual fee arrangements. In non-trustee states, our fees for foreclosure services are based on fees negotiated and set forth in the services agreements with our law firm customers. Bankruptcy processing and REO loan settlement services are also based upon fees negotiated and set forth in the services agreements with our law firm customers. The prices for our other services, such as posting and publication, automated mail services, tax searches and title examinations and loss mitigation, are established in negotiations with our customers.

        During the course of providing our foreclosure services, we incur costs for advertising, postage, title examinations and trustee sale guarantees on behalf of our customers. Some of these costs are pass through costs that are not included in our revenue and cost of revenue. Other costs are reimbursable costs that are included in revenue and cost of revenue as required by GAAP. For additional information, see "—Critical Accounting Policies and Estimates—Revenue recognition." We also review our revenue and cost of revenue net of these reimbursable costs to evaluate our underlying profitability. We incurred reimbursable costs of $79.2 million in 2009 and $22.3 million in the first quarter of 2010.

        In most cases, we bill our customers when the services we perform are completed. Less than 1% of our fees are contingent on whether a customer successfully forecloses or is able to take any other action, but the timing of when we collect many of our fees depends the achievement of certain milestones in the applicable transaction. However, a limited portion of our loss mitigation services include success-based fees that are contingent on loans remaining current for a period of time after modification. For some of our mortgage servicer customers, we do not bill for some of the initial services such as posting and publication and automated mail services until certain billing milestones are completed. In these cases, the revenue for these initial services is recorded as unbilled revenue.

Cost of revenue

        Our cost of revenue includes personnel and other expenses for employees who deliver our services. We attempt to manage our personnel costs by increasing productivity through investments in technology and process improvements and minimizing employee attrition through targeted hiring programs, promotion practices and comprehensive employee training.

        Our cost of revenue also includes advertising, postage and title examination fees that we incur on behalf of our customers for which we are reimbursed by our customers. These reimbursable costs often fluctuate based on changes in requirements of the jurisdictions in which we operate. For example, our reimbursable advertising costs have increased in recent years as certain jurisdictions have required increased content and frequency for foreclosure-related advertising.

Selling, general and administrative expense

        Our selling, general and administrative expense consists primarily of personnel and other expenses for our management, information technology, sales and marketing, customer administrative services, finance and human resources functions. All of our share-based compensation expense is recognized in selling, general and administrative expense. Other selling, general and administrative expenses include professional fees, which represent third party legal, tax, accounting and other advisors, rent and other office-related expenses.

Depreciation and amortization expense

        In connection with our acquisition of our predecessor operations from McCalla Raymer in 2006 and the four subsequent acquisitions we completed in 2007, we acquired certain intangible assets, including customer relationships, non-compete agreements, product technology and trade names. These intangible assets are amortized using the straight-line method over the estimated useful lives, ranging from four to twenty years.

        Property, plant and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, normally three to five years. Property, plant and equipment acquired through the acquisitions of our assets from law firms were recorded at fair value on the date of the respective business acquisition resulting in a new, higher cost basis for accounting purposes. We capitalize certain development costs associated with internal use software, and these costs are amortized based on the estimated economic life of the software on a straight-line basis, generally three to five years.

Interest expense, net

        Interest expense, net consists primarily of interest expense on institutional borrowings, interest rate derivative instruments and interest income.

Adjusted EBITDA

        Management uses Adjusted EBITDA to assess its performance because it excludes from net income certain items that management believes do not impact the operational aspects of our business and financial condition. Because this measure is a non-GAAP measure, management uses it only supplementally in connection with its evaluation of our GAAP results. For a description of Adjusted EBITDA, see "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data."

Default transactions processed

        Management reviews the number of distinct foreclosure, bankruptcy and loan settlement transactions for which we receive revenue in order to determine the amount of business that we and our law firm customers are generating, and the cost of revenue used to process those transactions.

Transactions processed can change due to a number of factors, including general variability in mortgage defaults in the regions in which we operate or mortgage servicers sending more or fewer cases to us or our law firm customers.

Factors Affecting Our Operating Results

        The following is a discussion of certain of the events, factors and trends that influence our operating results from period to period.

        National and regional economic trends.    The market for mortgage default resolution services is heavily influenced by changes in housing prices, the ability of homeowners to pay their mortgages and the ability of borrowers to access new capital. Each of these factors is heavily influenced by increased unemployment levels, high levels of consumer debt, reductions in net worth based on recent severe equity market declines and significant declines in consumer confidence. As a result, we believe that a weaker economy (whether on a nationwide basis or in the regions in which we operate) tends to increase the volume of consumer mortgage defaults, and thus favorably affects our default management operations. In general, as economic conditions decline, we process more default resolution cases. As a result, the number of cases we processed in 2009 increased 22.1% from the number of cases we processed in 2008, primarily due to the overall decline in economic conditions.

        Competition affecting us and our law firm customers.    Competition in the mortgage default resolution processing services market exists predominantly at the state level because foreclosure laws are governed by state statutes and bankruptcy rules vary among the one or more federal districts that exist in each state. Therefore, mortgage default service providers in this market traditionally have operated on a regional basis. As a result, in each state in which we operate we are subject to competition from local and national providers (including mortgage servicers' in-house foreclosure and loan services processing divisions), and these providers compete for relationships with mortgage servicers. In addition, because we are heavily dependent in many states on referrals from our law firm customers, our revenue is dependent upon their ability to compete with other law firms that provide mortgage processing services, and maintain or increase their relationships with mortgage servicers.

        Prices for services.    The prices we are permitted to charge for our default resolution services are generally set by the allowable fees authorized by Fannie Mae and Freddie Mac or are governed by the fees we are permitted to charge under the services agreements we have with our law firm customers, and are based on the type of file being processed or service being performed. These fees are generally billed on a per transaction basis. Because we process such a high volume of cases each year, any changes in fees allowed by the GSEs or under our services agreements can have a large impact on our operating results.

        Cost of revenue.    Our cost of revenue generally fluctuates based on the amount of default cases we process. This fluctuation is in part caused by changes in the number of personnel we employ to process these cases based on fluctuations in case volume. Fluctuations are also caused by the fact that we incur certain expenses that are passed through to the customer. The amount of these expenses incurred for each case we process is influenced by local regulations, and can vary over time. Although these costs are reimbursed, they are included in both revenue and cost of revenue.

        Expansion of business into new geographic areas.    While we are a leading provider of technology-enabled processing services for the default resolution sector of the mortgage industry in the United States based on revenue, our market share in most states is less than ten percent. In the past we have expanded, and we currently anticipate that we will continue to expand, by acquiring new businesses or by expanding into new trustee states or following our existing law firm customers into new states. As we expand our business, we generally incur capital expenditures as we develop the expertise and configure our technology systems to comply with the requirements of the new jurisdictions. Additionally, if we acquire a new business we may incur indebtedness in connection with that acquisition, and our results for subsequent periods will not only reflect the revenue from the acquired business but will also reflect increased selling, general and administrative expense and other expenses of the acquired business. If we expand into new jurisdictions, changes in our revenue will be dependent upon our ability (or the ability of the law firm customers we serve) to successfully market our products and services in new jurisdictions.

        Government programs assisting homeowners.    As described above in "—Recent Regulatory Developments," various measures taken by the federal government to reduce interest rates led to increased refinancing activity beginning in the fourth quarter of 2008 through much of 2009. Government-proposed legislation aimed at mitigating the current downturn in the housing market may adversely affect our default management operations. If government programs are able to reduce the number of mortgages in default, revenue from our foreclosure and bankruptcy processing services may be reduced, although revenue from our loss mitigation processing services may increase.

        Other regulatory changes.    The mortgage default industry is highly regulated by state and local laws and agencies, and any changes in the laws in the jurisdictions in which we operate would require us to update our systems to be able to process defaults in compliance with applicable regulations. In addition, changes in regulations may require us to take additional steps to process a foreclosure or other action, which may increase our costs of revenue, and we may or may not be able to pass these costs through to our customers.

Results of Operations

        The following table summarizes our consolidated results of operations from selected items in our financial statements for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands)
Revenue	$128,068	$192,973	$254,917	$54,972	$68,215
Cost of revenue	68,130	112,671	153,563	33,265	42,075
Selling, general and administrative expense	24,495	30,991	46,621	13,416	14,357
Depreciation and amortization expense	19,685	25,351	25,625	6,282	6,582
Loss on disposal of assets	—	1,988	—	—	—

Total operating expenses	112,310	171,001	225,809	52,963	63,014

Operating income	15,758	21,972	29,108	2,009	5,201
Interest expense, net	20,633	24,997	20,393	5,563	4,701

Income (loss) before income tax provision	(4,875)	(3,025)	8,715	(3,554)	500
Income tax expense (benefit)	1,028	(1,079)	847	(1,621)	236

Net income (loss)	$(5,903)	$(1,946)	$7,868	$(1,933)	$264

        The following table sets forth, for the periods presented, our consolidated statements of operations as a percentage of total revenue.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	53.2	58.4	60.2	60.5	61.7
Selling, general and administrative expense	19.1	16.1	18.3	24.4	21.0
Depreciation and amortization expense	15.4	13.1	10.1	11.4	9.6
Loss on disposal of assets	—	1.0	—	—	—

Total operating expenses	87.7	88.6	88.6	96.3	92.4

Operating income	12.3	11.4	11.4	3.7	7.6
Interest expense, net	16.1	13.0	8.0	10.1	6.9

Income (loss) before income tax provision	(3.8)	(1.6)	3.4	(6.5)	0.7
Income tax expense (benefit)	0.8	(0.6)	0.3	(2.9)	0.3

Net income (loss)	(4.6)%	(1.0)%	3.1%	(3.5)%	0.4%

  Three months ended March 31, 2010 compared to three months ended March 31, 2009

  Revenue

        Revenue was $68.2 million in the first quarter of 2010, an increase of $13.2 million, or 24.1%, compared to $55.0 million in the first quarter of 2009. Total default transactions processed increased by 21.1% to approximately 86,000 in the first quarter of 2010 from approximately 71,000 in the first quarter of 2009. Revenue from foreclosure transactions was 85.4% of our total revenue in the first quarter of 2010 compared to 81.5% in the first quarter of 2009. Revenue from bankruptcy transactions was 10.6% of our total revenue in the first quarter of 2010 compared to 13.5% in the first quarter of 2009. Revenue from other transactions was 4.0% of our total revenue in the first quarter of 2010 compared to 5.0% in the first quarter of 2009.

        Revenue from foreclosure transactions was $58.3 million in the first quarter of 2010, an increase of $13.5 million, or 30.1%, compared to $44.8 million in the first quarter of 2009. The increase was attributable to higher default volumes, resulting from declining home prices and high unemployment rates, and higher reimbursable costs. According to the MBA, 5.02% of all mortgage loans were 90 days or more past due in the first quarter of 2010 compared to 3.53% in the first quarter of 2009.

        Revenue from bankruptcy transactions was $7.2 million in the first quarter of 2010, a decrease of $0.2 million, or 2.6%, compared to $7.4 million in the first quarter of 2009. The decrease was attributable to lower volume of referrals in southeastern states, partially offset by continued growth in California.

        Revenue from other transactions was $2.7 million in the first quarter of 2010, in line with $2.7 million in the first quarter of 2009. Loss mitigation revenue increased slightly while loan settlement revenue declined slightly as the volume of REO closings decreased.

  Cost of revenue

        Cost of revenue was $42.1 million in the first quarter of 2010, an increase of $8.8 million, or 26.5%, compared to $33.3 million in the first quarter of 2009. The increase in cost of revenue resulted primarily from an increase in reimbursable expenses, which were $22.3 million in the first quarter of 2010, a 43.0% increase compared to $15.6 million in the first quarter of 2009. The growth in reimbursable expenses was due to increased transaction volumes and higher advertising expenses based on increases in the frequency and other advertising requirements in some jurisdictions. Cost of revenue also increased due to a $2.1 million increase in personnel costs to support higher transaction volumes.

        As a percentage of revenue, cost of revenue increased to 61.7% in the first quarter of 2010 from 60.5% in the first quarter of 2009 due to the increase in reimbursable expenses. Excluding the reimbursable expenses from both revenue and cost of revenue, cost of revenue was 43.1% in the first quarter of 2010 and 44.9% in the first quarter of 2009, reflecting increased productivity arising from enhanced technology and improved processes.

  Selling, general and administrative expense

        Selling, general and administrative expense was $14.4 million in the first quarter of 2010, an increase of $0.9 million, or 7.0%, compared to $13.4 million in the first quarter of 2009. This increase resulted primarily from increases of $0.5 million in customer administrative services, $0.3 million in share-based compensation expense and $0.2 million in information technology expenses. As a percentage of revenue, selling, general and administrative expense was 21.0% in the first quarter of 2010 compared to 24.4% in the first quarter of 2009.

  Depreciation and amortization expense

        Depreciation and amortization expense was $6.6 million in the first quarter of 2010, an increase of $0.3 million, or 4.8%, compared to $6.3 million in the first quarter of 2009. The increase was due to $0.3 million in additional amortization of capitalized internally developed software.

  Interest expense, net

        Interest expense, net was $4.7 million in the first quarter of 2010, a decrease of $0.9 million, or 15.5%, compared to $5.6 million in the first quarter of 2009. This decrease resulted from lower outstanding debt balances and a $0.2 million decrease in the change of our interest rate swap liability compared to the quarter ended March 31, 2009. Our interest rate swap liability expired on March 31, 2010.

  Income tax expense (benefit)

        Income tax expense was $0.2 million in the first quarter of 2010 compared to a benefit of $1.6 million in the first quarter of 2009. Our effective tax rates for the first quarter of 2010 and 2009 were 47.3% and 45.6%, respectively. For both periods, our effective tax rate differed from the U.S federal corporate income tax rate of 35.0% due to changes in the estimated tax rate used to value our deferred tax assets and liabilities.

  Year ended December 31, 2009 compared to year ended December 31, 2008

  Revenue

        Revenue was $254.9 million in 2009, an increase of $61.9 million, or 32.1%, compared to $193.0 million in 2008. Total default transactions, which we define as distinct foreclosure, bankruptcy and loan settlement transactions for which we recognize revenue, increased by 22.1% to approximately 321,000 in 2009 from approximately 263,000 in 2008. Revenue from foreclosure transactions comprised 82.9% of our total revenue in 2009 compared to 79.1% in 2008. Revenue from bankruptcy transactions comprised 12.1% of our total revenue in 2009 compared to 15.5% in 2008. Revenue from other services comprised 5.0% of our total revenue in 2009 compared to 5.4% in 2008.

        Revenue from foreclosure transactions was $211.2 million in 2009, an increase of $58.6 million, or 38.4%, compared to $152.6 million in 2008. This increase was attributable to higher default volumes, resulting from declining home prices and high unemployment rates, and higher reimbursable costs.

According to the MBA, 4.62% of all mortgage loans were 90 days or more past due in the fourth quarter of 2009 compared to 2.75% in the fourth quarter of 2008.

        Revenue from bankruptcy transactions was $31.0 million in 2009, an increase of $1.2 million, or 4.0%, compared to $29.8 million in 2008. This increase was primarily a result of growth in bankruptcy transactions that we processed in California. We believe the higher level of bankruptcy filings in California was a result of continued high levels of unemployment and loans in foreclosure.

        Revenue from other transactions was $12.7 million in 2009, an increase of $2.2 million, or 21.0%, compared to $10.5 million in 2008. The increase was a result of growth in loss mitigation services, reflecting the increased efforts on the part of mortgage servicers to seek alternatives to foreclosure in resolving delinquent mortgages. REO loan settlement services also showed growth as mortgage investors moved to liquidate their inventory of owned homes.

  Cost of revenue

        Cost of revenue was $153.6 million in 2009, an increase of $40.9 million, or 36.3%, compared to $112.7 million in 2008. The increase in cost of revenue resulted primarily from an increase in reimbursable expenses, which were $79.2 million in 2009, a 60.3% increase compared to $49.4 million in 2008. The growth in reimbursable expenses was due to increased transaction volumes and higher advertising expenses based on increases in the frequency and other advertising requirements in some jurisdictions. Cost of revenue also increased due to a $9.3 million increase in personnel costs to support higher transaction volumes.

        As a percentage of revenue, cost of revenue increased to 60.2% in 2009 from 58.4% in 2008 due to the increase in reimbursable expenses. Excluding the reimbursable expenses from both revenue and cost of revenue, cost of revenue was 42.3% of our revenue in 2009 and 44.1% in 2008, reflecting increased productivity arising from enhanced technology and improved processes. Excluding the reimbursable expenses, we believe that cost of revenue as a percentage of revenue will continue to decline modestly.

  Selling, general and administrative expense

        Selling, general and administrative expense was $46.6 million in 2009, an increase of $15.6 million, or 50.4%, compared to $31.0 million in 2008. This increase resulted primarily from increases of $4.0 million in information technology expense, $3.9 million in share-based compensation expense, $3.3 million in customer administrative services and $1.2 million in marketing expense. This increase in share-based compensation expense resulted from the achievement of the performance vesting criteria for certain outstanding options in the first quarter of 2009. As a percentage of revenue, selling, general and administrative expense was 18.3% in 2009 and 16.1% in 2008. Excluding share-based compensation expense, selling, general and administrative expense was 16.4% of our revenue in 2009 and 15.9% of our revenue in 2008. We intend to continue to increase our information technology and marketing expenditures in support of our growth strategies.

  Depreciation and amortization expense

        Depreciation and amortization expense was $25.6 million in 2009, an increase of $0.3 million, or 1.1%, compared to $25.4 million in 2008. An increase of $1.5 million in the amortization of capitalized internally developed software and a $0.2 million increase in depreciation of fixed assets was offset by a decrease of $1.5 million in the amortization of acquired intangibles.

  Interest expense, net

        Interest expense, net was $20.4 million in 2009, a decrease of $4.6 million, or 18.4%, compared to $25.0 million in 2008. This decrease resulted from lower outstanding debt balances, lower variable interest rates and a reduction of $1.9 million in our interest rate swap liability.

  Income tax expense (benefit)

        Income tax expense was $0.8 million in 2009 compared to a benefit of $1.1 million in 2008. This increase resulted from growth in taxable income and a lower effective tax rate. Our effective tax rate for 2009 was 9.7%, compared to 35.7% for 2008. The 2009 rate differed from the U.S. federal corporate income tax rate of 35.0% primarily due to an increase in the statutory federal income tax rate used for valuing our deferred tax liability and increases in the state tax rates used for valuing our deferred tax assets.

Year ended December 31, 2008 compared to year ended December 31, 2007

  Revenues

        Revenues were $193.0 million in 2008, an increase of $64.9 million, or 50.7%, compared to $128.1 million in 2007. Total default transactions processed increased by 44.5% to approximately 263,000 in 2008 from approximately 182,000 in 2007. Revenue from foreclosure transactions was 79.1% of our total revenue in 2008 compared to 70.4% in 2007. Revenue from bankruptcy transactions was 15.5% of our total revenue in 2008, compared to 23.1% in 2007. Revenue from other transactions was 5.4% of our total revenue in 2008, compared to 6.5% in 2007.

        Revenue from foreclosure transactions was $152.6 million in 2008, an increase of $62.5 million, or 69.4%, compared to $90.1 million in 2007. The increase was a result of the inclusion of a full year of revenue from the acquisitions completed in 2007 and a continued increase in transaction volume due to higher default volumes. According to the MBA, 2.75% of all mortgage loans were 90 days or more past due in the fourth quarter of 2008 compared to 1.48% in the fourth quarter of 2007.

        Revenue from bankruptcy transactions was $29.8 million in 2008, an increase of $0.2 million, or 0.7%, compared to $29.6 million in 2007. The increase was primarily a result of a full year of the acquisitions completed in November 2007, partially offset by declines in bankruptcy transactions in the southeastern United States.

        Revenue from other transactions was $10.5 million in 2008, an increase of $2.2 million, or 26.5%, compared to $8.3 million in 2007. The increase was primarily a result of strong growth in REO loan settlement services.

  Cost of revenue

        Cost of revenue was $112.7 million in 2008, an increase of $44.5 million, or 65.4%, compared to $68.1 million in 2007. This increase resulted primarily from the inclusion of a full year of operating results from the four businesses that we acquired in 2007 and from an increase in costs to support higher revenue from foreclosure services. Our cost of revenue related to foreclosure transactions in 2008 included $49.4 million of reimbursable expenses, an 86.4% increase compared to $26.5 million in 2007.

        As a percentage of revenue, cost of revenue increased to 58.4% in 2008 from 53.2% in 2007 due primarily to the impact of the acquisitions completed in 2007. Excluding the reimbursable expenses from both revenue and cost of revenue, cost of revenue was 44.1% of our revenue in 2008 and 41.0% in 2007. This increase was due to higher costs for processing certain bankruptcy transactions.

  Selling, general and administrative expense

        Selling, general and administrative expense was $31.0 million in 2008, an increase of $6.5 million, or 26.5%, compared to $24.5 million in 2007. This increase is primarily a result of the full year of expenses for the four businesses acquired in 2007. As a percentage of revenue, selling, general and administrative expense was 16.1% in 2008 and 19.1% in 2007. This decrease reflects operating efficiencies generated from the integration of the acquired businesses.

  Depreciation and amortization expense

        Depreciation and amortization expense was $25.4 million in 2008, an increase of $5.7 million, or 28.8%, compared to $19.7 million in 2007. This increase resulted primarily from an increase of $4.4 million in amortization of intangible assets resulting from the acquisitions we completed in 2007 and an increase of $0.8 million in depreciation of fixed assets.

  Loss on disposal of assets

        Loss on disposal of assets was $2.0 million in 2008, resulting from the write-off of capitalized development costs from a previous generation technology platform. There was no loss on disposal of assets in 2007.

  Interest expense, net

        Interest expense, net was $25.0 million in 2008, an increase of $4.4 million, or 21.2%, compared to $20.6 million in 2007. This increase resulted primarily from the full year impact of higher debt levels used to fund acquisitions in 2007 and an increase of $2.6 million in our interest rate swap liability.

  Income tax expense (benefit)

        Income tax benefit was $1.1 million in 2008 compared to an expense of $1.0 million in 2007. Our effective tax rate for 2008 was 35.7%. In 2007, our effective tax rate differed from the U.S. federal corporate income tax rate of 35.0% due primarily to a $2.8 million decrease in a valuation allowance.

Quarterly Results and Seasonality

        The following table sets forth our historical unaudited quarterly consolidated statements of operations for each of the nine fiscal quarters preceding and including the three months ended March 31, 2010. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

        The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of results of any future quarters or for any full year. Our historical revenue has not exhibited a seasonal pattern; however, two factors that could create seasonality are the receipt of income tax refunds by some borrowers in the second quarter that could enable them to repay past due mortgage amounts, and a tendency on the part of mortgage servicers to not initiate foreclosure proceedings around the holidays in the fourth quarter.

	Fiscal 2008				Fiscal 2009				Fiscal 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(dollars in thousands)
Revenue	$44,979	$47,034	$48,222	$52,738	$54,972	$61,479	$65,989	$72,477	$68,215
Cost of revenue	25,827	26,891	28,203	31,750	33,265	36,942	41,194	42,162	42,075
Selling, general and administrative expense	7,092	6,930	8,101	8,868	13,416	11,768	9,407	12,030	14,357
Depreciation and amortization expense	5,896	6,399	6,467	6,589	6,282	6,378	6,453	6,512	6,582
Loss on disposal of assets	—	—	1,988	—	—	—	—	—	—

Total operating expenses	38,815	40,220	44,759	47,207	52,963	55,088	57,054	60,704	63,014

Operating income	6,164	6,814	3,463	5,531	2,009	6,391	8,935	11,773	5,201
Interest expense, net	6,590	6,466	6,528	5,413	5,563	5,125	4,787	4,918	4,701

Income (loss) before income tax provision	(426)	348	(3,065)	118	(3,554)	1,266	4,148	6,855	500
Income tax expense (benefit)	(152)	124	(1,093)	42	(1,621)	201	1,326	941	236

Net income (loss)	$(274)	$224	$(1,972)	$76	$(1,933)	$1,065	$2,822	$5,914	$264

        Revenue was impacted in each of the last nine quarters by changes in the number of mortgage defaults in our markets and the number of default transactions that we processed.

        Our cost of revenue is generally variable with revenue and it has changed with the increase in volume of transactions that we processed.

        The absolute dollar amount of selling, general and administrative expense has generally increased over the last nine quarters due to our increased information technology spending and the expansion in our sales and marketing initiatives including the costs associated with hiring additional personnel. In the first quarters of 2009 and 2010, selling, general and administrative expense included $3.9 million and $3.6 million, respectively, of share-based compensation charges due to the vesting of certain performance-based stock awards.

        Quarterly interest expense, net has generally decreased over the past nine quarters as our outstanding principal debt balance has decreased and the floating interest rate on our senior credit facility has generally declined.

        Income tax expense (benefit) generally fluctuated with income (loss) before income tax provision. In the fourth quarter of 2009, our effective income tax rate decreased due to an increase in the applicable state tax rates used to value certain of our deferred tax assets and an increase in the federal tax rate used to value our deferred tax liabilities.

Liquidity and Capital Resources

  General

        We rely on cash flows from operations as our primary source of liquidity. We do, however, have access to additional liquidity, if needed, through borrowings under our existing revolving credit facility. Our primary cash needs are for working capital, debt service and investments in information technology. The most significant components of our working capital are accounts receivable, unbilled revenue, accounts payable and accrued expenses. We believe that cash generated from operations and the availability of borrowings under our new senior credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next twelve months.

  Cash flow analysis

        A summary of operating, investing and financing activities are shown in the following table:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands)
Net cash provided by operating activities	$1,277	$20,496	$20,852	$3,146	$9,661
Net cash used in investing activities	(128,504)	(7,318)	(6,798)	(2,072)	(1,406)
Net cash provided by (used in) financing activities	125,032	(10,929)	(10,781)	(7,574)	(71)
Increase (decrease) in cash and cash equivalents	(2,195)	2,249	3,273	(6,500)	8,184
Cash and cash equivalents at end of period	6,730	8,979	12,252	2,479	20,436

  Net cash provided by operating activities

        Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, the effect of working capital changes and deferred taxes.

        Our net cash provided by operating activities of $9.7 million in the first quarter of 2010 represented a $6.5 million increase compared to $3.1 million in the first quarter of 2009. The increase was the result of a $2.2 million increase in net income, a $4.8 million decrease in the change in accounts receivable and a $4.4 million decrease in the change in unbilled revenue. This increase was partially offset by an $4.9 million decrease in the change in accounts payable and accrued expenses.

        Our net cash provided by operating activities of $20.9 million in 2009 represented a $0.4 million increase compared to $20.5 million in 2008. The increase was the result of a $9.8 million increase in net income, a $4.6 million increase in non-cash share-based compensation, a $0.3 million increase in depreciation and amortization, a $3.2 million decrease in the change in unbilled revenue and a $2.9 million reduction in non-cash interest expense based on a decrease in interest rate swap liability. This increase was partially offset by an increase of $9.6 million in the change in accounts receivable and a decrease of $4.5 million in the change in accounts payable.

        Our net cash provided by operating activities of $20.5 million in 2008 represented a $19.2 million increase compared to $1.3 million in 2007. The increase was a result of a $4.0 million reduction in net loss, an increase of $5.7 million of depreciation and amortization, a decrease of $7.8 million in the change in accounts receivable and an increase of $10.8 million in the change in accounts payable. This increase was partially offset by an increase of $8.2 million in the change in unbilled revenue and a $2.0 million non-cash loss on disposal of fixed assets.

  Net cash used in investing activities

        Investing activities consist of capital expenditures, capitalized costs for internally developed software and cash used to fund acquisitions.

        Our net cash used in investing activities of $1.4 million in the first quarter of 2010 represented a $0.7 million reduction compared to $2.1 million in the first quarter of 2009. The decrease was attributable to lower capital expenditures.

        Our net cash used in investing activities of $6.8 million in 2009 represented a $0.5 million decrease compared to $7.3 million in 2008. The decrease was primarily a result of $0.4 million of costs incurred in 2008 relating to the acquisitions completed in 2007.

        Our net cash used in investing activities of $7.3 million in 2008 represented a $121.2 million reduction compared to $128.5 million in 2007. The reduction resulted from $125.3 million of cash used in the acquisition of businesses in 2007, partially offset by a full year of capital expenditures and internally developed software for these acquired businesses.

  Net cash provided by (used in) financing activities

        Financing activities consist primarily of borrowings and repayments related to our credit facilities and fees and expenses paid in connection with our credit facilities.

        Our net cash used in financing activities of $0.1 million in the first quarter of 2010 represented a $7.5 million reduction compared to $7.6 million in the first quarter of 2009. The change was caused by the timing of a mandatory prepayment under our senior credit facility related to excess cash flow. The payment of $7.6 million was made in the first quarter of 2009, while the 2010 payment of $9.2 million was not made until the second quarter of 2010.

        Our net cash used in financing activities of $10.8 million in 2009 represented a $0.1 million decrease compared to $10.9 million in 2008. The decrease was the result of lower debt repayments in 2009 compared to 2008.

        Our net cash used in financing activities of $10.9 million in 2008 represented a $136.0 million decrease compared to $125.0 million provided by financing activities in 2007. This decrease was due to $125.0 million that was borrowed in 2007 to finance four acquisitions compared to $11.0 million of debt repayments in 2008.

  Existing indebtedness

  Senior credit facility

        We are party to a Credit and Guaranty Agreement dated February 9, 2007 among Prommis Solutions, LLC, E-Default Services LLC, Statewide Tax and Title Services LLC, Statewide Publishing Services LLC and Nationwide Trustee Services, Inc. as borrowers, and Prommis Solutions Holding Corp. and certain of our subsidiaries as guarantors, The Royal Bank of Scotland plc, as administrative agent, collateral agent, documentation agent, swingline lender, issuing bank and lender, RBS Securities Corporation, as sole lead arranger, sole book runner and syndication agent, and certain lenders. All obligations under the senior credit facility are guaranteed by Prommis Solutions Holding Corp. and our subsidiaries (other than the borrowers) and secured by a first priority lien on substantially all of the assets of Prommis Solutions Holding Corp. and our subsidiaries. In connection with this offering, we expect to enter into an amendment to our senior credit facility that will, among other things, permit us to repay our senior subordinated notes using a portion of the net proceeds of this offering as described under "Use of Proceeds." We are currently negotiating this amendment and have not finalized the specific terms.

        The senior credit facility consists of a $110.0 million initial term loan (which was used to finance certain acquisitions, refinance certain indebtedness and for working capital and other general corporate purposes), a commitment for delayed draw term loans of up to $50.0 million (to be used to finance certain specified acquisitions) and a revolving commitment of up to $10.0 million. The senior credit facility also allows for swing line advances of up to $1.0 million and up to $1.0 million to be available in the form of letters of credit, in each case as part of the revolving commitment. In addition, we may from time to time request to establish additional incremental term loan commitments in the total amount not to exceed $40.0 million, to be used solely to finance acquisitions permitted under the senior credit facility. As of March 31, 2010, we had no revolving loans outstanding, no letters of credit outstanding and $10.0 million of availability under our revolving credit facility. As of March 31, 2010, we had $94.2 million of initial term loans outstanding and $27.6 million of delayed draw term loans outstanding.

        The revolver commitment is scheduled to expire on February 9, 2012 and the initial term loan commitment and the delayed draw term loan commitments are scheduled to expire on February 9, 2013. The incremental term loan commitments, if any, will have a maturity date no later than February 9, 2013.

        Borrowings under the senior credit facility bear interest, at our election, either (i) at a rate equal to LIBOR (increased by a ratio based on the Federal Reserve's applicable Eurocurrency liabilities reserve requirements) plus an applicable margin rate or (ii) the base rate, which is defined as the higher of The Royal Bank of Scotland plc's prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate; provided that swingline loans are available as base rate borrowings only. The applicable margin rate is determined based on the current total leverage ratio. The applicable margin rate for LIBOR-based advances is 3.00% per annum if total leverage ratio is greater than 4.0:1; and 2.75% per annum if total leverage ratio is equal to or less than 4.0:1. The applicable margin rate for base rate-based advances is 2.00% per annum if total leverage ratio is greater than 4.0:1; and 1.75% per annum if total leverage ratio is equal to or less than 4.0:1.

        Annual commitment fees payable under the senior credit facility are based on 0.50% of the average daily unused revolving commitment during each fiscal quarter. Additionally, annual fees for outstanding letter of credit balances are payable at the applicable margin rate for LIBOR-based advances based on the average daily aggregate amount during the fiscal quarter of all letters of credit outstanding. There is also an annual fronting fee of 0.25% based on the average daily aggregate available amount of all letters of credit outstanding during the fiscal quarter. Finally, there is an annual commitment fee payable to lenders holding delayed draw term loan commitments equal to the difference between the total delayed draw term commitment amount and the outstanding delayed draw term loans multiplied by: (i) 1.00% per annum at any time that the amount of outstanding delayed draw term loans is less than or equal to 50% of the delayed draw term loan commitments, or (ii) 0.75% per annum at any time that the amount of outstanding delayed draw term loans is greater than 50% of the delayed draw term loan commitments. All such fees are payable quarterly in arrears.

        Principal payments for the delayed draw term loans and the incremental term loans, if any, are due quarterly on the last day of each March, June, September and December commencing on the first such date following the initial borrowing of the applicable delayed draw term loan or incremental term loan, in an amount equal to 0.25% of the aggregate principal amount of the outstanding delayed draw term loan or incremental term loan, as applicable, with the balance due and payable on the final maturity date of such loan.

        Mandatory prepayments under the senior credit facility are required upon (i) asset sales, in the amount equal to the net sale proceeds, provided that we have an option to reinvest such proceeds within 180 days of receipt thereof in long-term productive assets of the general type used in the our business; (ii) receipt of insurance or condemnation proceeds, in the amount equal to the net proceeds thereof, provided that we have an option to reinvest such proceeds within 180 days of receipt thereof in long-term productive assets of the general type used in the our business (including repair, restoration and replacement), to the extent that such proceeds do not exceed $500,000 in the aggregate; (iii) issuance of equity securities (with certain exceptions), in the amount equal to 50% of proceeds of such issuance; (iv) issuance of debt, in the amount equal to 100% of such proceeds; and (v) delivery of annual financial statements, in the amount equal to 75% of consolidated excess cash flow (minus voluntary prepayments) if the total leverage ratio is greater than 3.0:1, or 50% of consolidated excess cash flow (minus voluntary prepayments) if the total leverage ratio is 3.0:1 or less.

        The senior credit facility contains customary covenants and restrictions on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; sales and leasebacks; the ability to change the nature of our business or fiscal year; the ability to amend the terms of our outstanding senior subordinated notes described below and other material agreements, including organizational documents; and permitted activities.

        The senior credit facility requires us to maintain a certain interest coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010, the interest coverage ratio may not be less than 2.5:1; for the fiscal quarter ending June 30, 2010, the interest coverage ratio may not be less than 2.6:1; for the fiscal quarter ending September 30, 2010, the interest coverage ratio may not be less than 2.7:1, for the fiscal quarter ending December 31, 2010, the interest coverage ratio may not be less than 2.8:1, and for the fiscal quarter ending March 31, 2011 and every fiscal quarter thereafter, the interest coverage ratio may not be less than 3.0:1. The senior credit facility also requires us to maintain a certain fixed charge coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and the fiscal quarter ending June 30, 2010, our fixed charge coverage ratio may not be less than 1.45:1; for the fiscal quarter ending September 30, 2010 and every fiscal quarter thereafter, our fixed charge coverage ratio may not be less than 1.5:1. In addition, the senior credit facility requires us to maintain a total leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and the fiscal quarter ending June 30, 2010, our total leverage ratio may not exceed 4.0:1; for the fiscal quarter ending September 30, 2010, our total leverage ratio may not exceed 3.75:1, and for the fiscal quarter ending December 31, 2010 and every fiscal quarter thereafter, our total leverage ratio may not exceed 3.5:1. The senior credit facility also requires us to maintain a senior leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and every fiscal quarter thereafter, our senior leverage ratio may not exceed 2.0:1. Finally, the senior credit facility limits the amount of consolidated capital expenditures we may incur in any fiscal year to $3.0 million; provided that we may carry over 50% of the unused amount of consolidated capital expenditures for any fiscal year into the next fiscal year.

  Senior subordinated notes

        We issued 13.5% senior subordinated notes pursuant to a purchase agreement, dated as of February 9, 2007, as amended, among Prommis Solutions, LLC and certain of our subsidiaries, as borrowers, The Royal Bank of Scotland plc, as purchaser, and certain lenders, the proceeds of which were used to finance certain specified acquisitions and to refinance certain indebtedness. As of March 31, 2010, $100.5 million of our senior subordinated notes were outstanding. In connection with the completion of this offering, we expect to prepay all indebtedness outstanding under the senior subordinated notes with a portion of the net proceeds of this offering.

        All obligations under our senior subordinated notes are guaranteed by Prommis Solutions Holding Corp. and our subsidiaries (other than the borrowers) and secured by a lien on substantially all of the assets of Prommis Solutions Holding Corp. and our subsidiaries, such obligations and such lien subordinated to the obligations incurred and the lien granted under the senior credit facility in accordance with an intercreditor agreement.

        The senior subordinated notes are due February 9, 2014 and bear interest at the rate of 13.5% per annum payable quarterly on the last day of each March, June, September and December. We have an option to pay up to 2.0% of the interest per annum in kind.

        The senior subordinated notes are subject to redemption, at our election, at par, upon not less than 10 or more than 60 days' notice, subject to certain minimum redemption amount requirements. Subject to either full repayment and termination of the senior credit facility or obtaining the required consent thereunder, we are required to make an offer to purchase the notes, at par, within 30 days of the occurrence of any one of the following events: (i) a change of control, (ii) any sale of all or substantially all of our assets or business or any of our subsidiaries or (iii) an initial public offering of the capital stock of our company or any of our subsidiaries.

        The senior subordinated notes are governed by customary covenants and restrictions on our activities, including, but not limited to, limitations on: the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; sales and leaseback transactions; the ability to change the nature of the borrowers' business or their fiscal year; the ability to amend the terms of the senior credit facility and other material agreements, including organizational documents; and permitted activities.

        The senior subordinated notes require us to maintain a certain interest coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010, our interest coverage ratio may not be less than 2.25:1; for the fiscal quarter ending June 30, 2010, our interest coverage ratio may not be less than 2.3:1; for the fiscal quarter ending September 30, 2010, our interest coverage ratio may not be less than 2.4:1, and for the fiscal quarter ending December 31, 2010 and every fiscal quarter thereafter, our interest coverage ratio may not be less than 2.5:1. We are also required to maintain a certain fixed charge coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2009 and every fiscal quarter thereafter, our fixed charge coverage ratio may not be less than 1.3:1. In addition, we are required to maintain a total leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and the fiscal quarter ending June 30, 2010, our total leverage ratio may not exceed 4.5:1; for the fiscal quarter ending September 30, 2010, our total leverage ratio may not exceed 4.25:1; and for the fiscal quarter ending December 31, 2010 and every fiscal quarter thereafter, our total leverage ratio may not exceed 4.0:1. We are also required to maintain a senior leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and every fiscal quarter thereafter, our senior leverage ratio may not exceed 2.5:1. Finally, we are limited in the amount of consolidated capital expenditures that we may incur in any fiscal year to $3.2 million; provided that we may carry over 50% of the unused amount of consolidated capital expenditures for any fiscal year into the next fiscal year.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements.

Contractual Obligations

        We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and operating leases. As of December 31, 2009, our contractual cash obligations over the next several periods are set forth below.

	Payments Due by Period
	Total	<1 Year	1-3 Years	3-5 Years	More than 5 years
	(dollars in thousands)
Contractual Obligations:
Senior credit facility(1)	$121,921	$9,445	$543	$111,933	$—
Senior subordinated notes(2)	100,008	—	—	100,008	—
Interest on debt facilities(3)	75,410	18,924	38,458	18,028	—
Contractual obligations(4)	7,012	2,029	3,692	1,291	—
Operating leases(5)	46,678	5,482	10,437	8,544	22,215

Total	$351,029	$35,880	$53,130	$239,804	$22,215

(1)
As of December 31, 2009, we had no borrowings outstanding under our revolving credit facility, $94.2 million of borrowings outstanding under the term loan, and $27.7 million of borrowings outstanding under the delayed draw term loan. The revolving credit facility matures on February 9, 2012, the term loan matures on February 9, 2013 and the delayed draw term loan matures on February 9, 2013. See "— Existing Indebtedness — Senior credit facility."

(2)
As of December 31, 2009, $100.0 million of our senior subordinated notes were outstanding. The senior subordinated notes are due February 9, 2014. See "— Existing Indebtedness — Senior subordinated notes."

(3)
Reflects estimated interest for floating rate interest incurred under our senior credit facility and interest under our senior subordinated notes. Interest costs for our senior credit facility have been estimated based on interest rates in effect for such indebtedness as of December 31, 2009.

(4)
We have entered into vendor relationships which commit us to a minimum annual purchase volume in exchange for improved pricing.

(5)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

Recently Issued Financial Accounting Standards

        In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification™ ("ASC") and amended the hierarchy of GAAP such that the ASC became the single source of authoritative nongovernmental GAAP. The ASC did not change current GAAP, but was intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and therefore is effective for us in the fourth quarter of fiscal 2009. This standard did not have an impact on our consolidated results of operations or financial condition. However, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

        In December 2007, the FASB issued and, in April 2009, amended a new business combinations standard codified within ASC 805 which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The standard also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The intent of the amendment is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This standard is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which is our fiscal year 2009. Our adoption will apply prospectively to business combinations completed on or after that date.

        In April 2008, the FASB issued a new standard codified in ASC 350 "Intangibles — Goodwill and Other" which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The objective is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under accounting standards. This standard applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, which is our fiscal year 2009. The standard should be applied prospectively to intangible assets acquired after the effective date.

Critical Accounting Policies and Estimates

        The accompanying consolidated financial statements were prepared in accordance with GAAP. The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during our reporting period. We evaluate our estimates on an ongoing basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under applicable circumstances. Our actual results could differ from those estimates.

  Revenue recognition

        We generate revenue by providing mortgage default resolution processing services to mortgage servicers directly and indirectly through our law firm customers. Our revenue is primarily derived from our foreclosure and bankruptcy resolution processing, as well as through other services such as loss mitigation and loan settlement processing services. Our foreclosure services also include revenue from other related loan services including posting and publication, automated mail services, tax searches and title examinations. We generally charge a transaction-based fee for each service that we provide. The fees for our services are based on contractual arrangements with our mortgage servicer, law firm and other customers. Bankruptcy processing and loan settlement processing services are also based upon fees negotiated and set forth in the service agreements with our law-firm customers. The prices for our other services, such as posting and publications, automated mail services, tax searches and title examinations and loss mitigation are established in negotiation with our customers. In connection with mortgage default processing services provided directly to mortgage lender and loan servicers in California, we have pass-through items such as trustee sale guarantees. We follow the guidance of ASC 605-45 Principal Agent Considerations. Accordingly, we have concluded that such expenses should be recorded at net, and have recorded them as such in our consolidated financial statements. Other reimbursable costs including advertising, postage and title examination fees that we incur on behalf of our customers are required by ASC 605-45 to be recorded gross, in revenue and cost of revenue.

        In most cases, we bill our customers when the services are completed. For some of our mortgage servicer customers, we do not bill for some of the initial services such as posting and publication and automated mail services until certain billing milestones are completed. In these cases, the revenue for these initial services is recorded as unbilled revenue. As of December 31, 2008 and 2009, we recorded an aggregate $21.4 million and $28.5 million, respectively, as unbilled revenue.

  Share-based compensation

        All of our share based compensation has been in the form of stock options. We have issued options with both service-based and performance-based vesting provisions.

        Since our inception, we have followed the applicable accounting guidance under ASC 718 "Compensation — Stock Compensation" for share-based compensation expense. For stock options with service-based vesting conditions, the fair value recognition provisions of this guidance require that the stock options be recorded at fair value as of the grant date and recognized to expense over the employee's requisite service period (generally the vesting period), which we have elected to amortize on a straight-line basis. These amounts have been reduced by our estimated forfeitures of all unvested awards.

        In addition to the service-based options, we have entered into contractual agreements with employees to grant them additional options that vest in accordance with performance criterion established by the board of directors. The options have been issued at exercise prices equivalent to the common stock's fair value at the date of the contractual agreement with the employees. Consistent with the requirements of ASC 718, these options are deemed to have a measurement date on the later of the date on which the board of directors determines that the performance criteria have been met and the option holder is notified as to that determination. Share-based compensation for these options is recorded at the measurement date.

        For purposes of determining our stock-based compensation expense, we used the Black-Scholes valuation model to calculate the fair value of stock options on the grant date. This model requires inputs such as the expected term of the option, expected volatility and the risk-free interest rate. Our forfeiture rates also affect the amount of aggregate compensation. These inputs are subjective and generally require significant judgment. For each of the three years in the period ended December 31,

2009, we estimated the grant date fair value of stock options using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2007	2008	2009
Risk-free interest rate	3.92%	3.47%	1.40%
Dividend yield	—	—	—
Expected life of options (years)	1.22	2.00	3.00
Expected volatility	45.00%	45.00%	45.00%
Forfeiture rate	25.00%	25.00%	25.00%

        We derived the risk-free interest rate assumption from the yield as of the grant date for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

        We based the assumed dividend yield on the expectation that we will not pay cash dividends in the foreseeable future.

        Due to the fact that our stock is not currently publicly traded, there is no historical data that can be used to estimate volatility. We derived our expected volatility based on a peer group of publicly-traded companies that provide outsourcing services to financial institutions.

        The expected life of an option award is calculated using the "simplified" method provided in the SEC's Staff Accounting Bulletin 110, and takes into consideration the grant's contractual life and vesting periods. We apply an estimated forfeiture rate based on an analysis of our actual forfeiture experience, analysis of employee turnover behavior and other factors. We estimated forfeitures at the time of grant and will revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We will continue to evaluate the appropriateness of estimating the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on stock-based compensation expense as the cumulative effect of adjusting the rate for all stock compensation expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

        We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation on a prospective basis and incorporating these factors in the Black-Scholes option-pricing model. If in the future, we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant.

        Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each grant. Our board of directors, which includes members who are experienced in valuing the securities of privately-held companies, considered objective and subjective factors in determining the estimated fair value of our common stock on each option grant date. Factors considered by our board of directors included the following:

  •
  the prices of our convertible preferred shares issued or sold to outside investors in arm's length transactions;

  •
  the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

  •
  our operating and financial performance;

  •
  the fact that option grants involve illiquid securities in a private company; and

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions.

        For our stock option grants in 2008 and 2009, our board of directors performed valuations of our common stock for purposes of granting stock options. The valuations for our 2008 and 2009 grants were performed utilizing primarily the market approach. The market approach estimates our fair value by applying market multiples of comparable publicly-traded companies for a variety of key metrics. Consideration was given to our financial condition and operating performance relative to those of publicly-traded companies operating in the same or similar lines of business. When choosing the comparable companies to be used for the market approach, we focused on companies that provide outsourcing services to financial institutions. Some of the specific criteria we used to select comparable companies included the business description, business size, projected growth, financial condition and historical operating results. The value of interest bearing liabilities was subtracted from the enterprise value to determine the aggregate value of our equity securities. The resulting equity value was then allocated among the classes of stock to determine a value per share of common stock.

        Each of the fair value determinations for our 2010 grants utilized, in part, two alternative valuation approaches. The first approach, referred to as the income approach, is a valuation technique that provides an estimation of the fair value of a business based upon the cash flows that it can be expected to generate over time. The second approach was the market approach discussed above. In determining the fair market value of our common stock, we considered the indications of value from both the income approach and the market approach, which were consistent and overlapped at each valuation date. As a result of the consistency between the two approaches, we applied equal weighting in deriving a final indication of value. Alternate weighting methods could result in a different indication of fair value.

        The income approach utilized begins with an estimation of the annual cash flows that a business is expected to generate over a discrete projection period. The estimated cash flows for each of the years in the period are then converted to their present value equivalent using a rate of return considered appropriate given the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the projection period to arrive at an estimate of fair value. Such an approach necessarily relies on estimations of future cash flows that are inherently uncertain, as well as a determination of an appropriate rate of return in order to derive present value equivalents of both the projected cash flows and the residual value of the business at the end of the period. The use of different estimations of future cash flows or a different rate of return could result in a different indication of fair value.

        The following table summarizes, by grant date, the number of stock options granted since January 1, 2008 and the associated per share exercise price, which our board of directors determined equaled or exceeded the then fair value of our common stock and the fair value and intrinsic value for each of these grants:

Grant Date	Number of Options Granted	Exercise Price	Common Stock Fair Value Per Share at Grant Date	Fair Value of Option Grant(1)	Intrinsic Value(2)
December 16, 2008	461,200	6.43	6.43	2.04
February 28, 2009	642,800	6.43	6.43	2.04
July 2, 2009	95,000	6.50	6.50	2.08
February 20, 2010	95,000	8.80	8.80	3.38
March 1, 2010	483,160	8.80	8.80	3.38
March 2, 2010	1,232,720	9.00	8.80	3.31

(1)
As determined using the Black-Scholes option-pricing model at the date of each stock option grant.

(2)
Intrinsic value reflects the amount by which the estimated initial public offering price exceeds the exercise price of the stock option.

        At March 31, 2010, we had approximately 6.8 million stock options outstanding, approximately 3.3 million of which were vested with an intrinsic value of $       million, and approximately 3.5 million of which were unvested with an intrinsic value of $       million. Intrinsic value reflects the amount by which $            the midpoint of the price range set forth on the cover of this prospectus exceeds the exercise price of the outstanding stock options.

        During 2009, we recorded share-based compensation expense of $4.9 million. At March 31, 2010, we had $8.0 million of total unrecognized compensation expense related to unvested service-based stock options, net of estimated forfeitures. This cost is expected to be recognized over a weighted average service period of approximately two and one half years. To the extent that the actual forfeiture rate is different than what we have anticipated, share-based compensation related to these awards will be adjusted in future periods.

        To determine the fair value of our common stock for the equity grants in 2008 and 2009, we used the most recent available financial statements for the twelve month period preceding the applicable grant and applied the market approach discussed above. We also considered factors such as changes in our financial outlook, equity markets and overall economic conditions and the values of comparable companies since the respective dates of the most recent financial statements. To determine the fair value of our common stock on March 1, 2010 and March 2, 2010 of $8.80 per share, our primary considerations included a valuation that estimated that as of December 31, 2009 our common stock was worth $8.80 per share. We also considered that our operating performance from December 31, 2009 to March 1, 2010, and that our operating results and continued financial outlook were consistent with the projections used in connection with that valuation. We also considered that equity markets and overall economic conditions (including those that affect the housing markets and our business) and consumer outlook had not varied materially from December 31, 2009 together with the slight improvement in the equity value of comparable companies during that period.

        The value of our common stock, based upon the offering price, is currently expected to be higher than the estimated fair value of our common stock as of each of the foregoing dates on which option grants were issued. We note that, as is typical in initial public offerings, the offering price will not be derived using a formal determination of fair value. Instead, the offering price will be determined based upon discussions between us and the underwriters in the offering. Among the factors to be considered in determining this price will be prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. In addition to this difference in purpose and methodology, we believe that the expected difference in value reflected between the offering price and the most recent option grant dates will be principally attributable to the following significant events:

  •
  our improved financial performance, related mainly to the high number of mortgage defaults and foreclosure starts;

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  volatility in housing markets and overall economic indicators that suggests that the number of defaults may increase as compared with our earlier projections;

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  greater confidence in business outlook given the tenure of our new management team;

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  the continued success of many of the initiatives implemented by management, including geographic expansion and new service offerings; and

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  the reduction from 11% on December 31, 2009 to 0% currently of the marketability discount applied to our valuation.

  Goodwill and Intangible Assets

        Goodwill relates to the excess of cost over the fair value of net assets resulting from an acquisition. Our goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset is more likely than not impaired, in which case a test would be performed sooner. For purposes of impairment testing, we have determined that there is one single segment and reporting unit based on our organizational structure, the financial information that is provided to and reviewed by management and aggregation criteria of the components that are economically similar. The impairment testing is a two-step process. The first step is to identify a potential impairment by comparing the fair value of the reporting unit with its carrying amount. We determined the fair value of our reporting units using a combination of an income approach using discounted cash flow analysis and a market approach comparing actual market transactions of businesses that are similar to ours. In addition, market multiples of comparable publicly traded companies were also considered. We considered the relative strengths and weaknesses inherent in the valuation methodologies utilized in each approach. The discounted cash flow analysis requires us to make various judgmental assumptions, including assumptions about future cash flows, growth rates and weighted average cost of capital (discount rate). The assumptions about future cash flows and growth rates are based on the current and long-term business plans. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows. If necessary, the second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount in excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in a similar manner as the determination of goodwill recognized in a business combination. We allocate the fair value of all assets and liabilities, including intangible assets, as if they had been acquired in a business combination. Any excess of the fair value of over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

        We have consistently used the valuation methodologies described above for all years presented below.

        Based on our most recent annual goodwill impairment assessment performed as of October 1, 2009, we determined that we were not at risk of failing step one of the goodwill impairment test.

        The following table sets forth key assumptions:

Discount Rate	20%
Terminal Growth Rate	3%
% Fair Value Exceeds Carrying Value at October 1, 2009	38%

        Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Our assessment includes significant estimates and assumptions including the timing and amount of future discounted cash flows, the discount rate and the perpetual growth rate used to calculate the terminal value.

        Our discounted cash flow analysis included projected cash flows over a ten-year period, using our three-year business plans plus an additional seven years of projected cash flows based on the most recent three-year plan. These forecasted cash flows took into consideration management's outlook for the future and were compared to historical performance to assess reasonableness. A discount rate was applied to the forecasted cash flows. The discount rate considered market and industry data, as well as the specific risk profile of the reporting unit. A terminal value was calculated, which estimates the value of annual cash flow to be received after the discrete forecast periods. The terminal value was based upon an exit value of annual cash flow after the discrete forecast period in year ten.

        Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include:

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  changes in macroeconomic factors that affect the number of mortgage delinquencies and defaults and thereby adversely affect our revenue and results of operations;

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  the impact of our customer concentration among a limited number of mortgage servicers, and the risk that we or our law firm customers fail to maintain relationships with these servicers or fail to attract new business, any of which would adversely affect our revenue;

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  changes in economic conditions, legal requirements or our relationships with law firms and mortgage servicers in those states where we conduct our business;

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  difficulties as we expand our operations into jurisdictions in which we have no prior operating experience;

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  failures to realize anticipated benefits from new service offerings and markets currently under development;

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  changes in business strategies affecting future investments in businesses, products and technologies to complement or expand our business; and

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  volatility in the capital (equity and debt) markets, resulting in a higher discount rate.

        As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Although management believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results. The table below provides sensitivity analysis related to the impact of each of the key assumptions, on a standalone basis, on the resulting percentage change in fair value:

Change in assumption	Percentage change in fair value
A reduction of 10% in cash flows	(54.5%)
An increase of 1% in discount rate	(18.5%)
A reduction of 1% in terminal growth rate	(11.4%)

  Capitalized software

        Capitalized software includes purchased technology associated with acquisitions and capitalized internal development costs. Purchased technology is initially recorded based on the fair value allocated at the time of acquisition. We capitalize certain development costs associated with internal use software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project once technological feasibility has been established. Costs incurred during the preliminary project stage, as well as costs for maintenance and training, are expensed as incurred. Capitalized software costs are amortized using the estimated economic life of the software on a straight-line basis, generally three to five years. Capitalized software costs from projects not expected to be completed and placed in service are written down to estimated fair value.

Quantitative and Qualitative Disclosure of Market Risks

  Market risk

        Three customers accounted for 60% of our revenue in 2009, subjecting us to concentration of credit risk. We have not always collected these accounts receivable within terms, and as of March 31, 2010, we had a total of $0.8 million of accounts receivable 90 days or more past due with these customers. We maintain reserves for potential credit losses and processing errors on customer accounts when deemed necessary. We do not require our customers to post collateral for their accounts receivable balance.

  Interest rate risk

        We are subject to interest rate risk in connection with borrowings under our senior credit facilities, which bear interest at variable rates. As of March 31, 2010, we had $121.9 million outstanding under our senior credit facilities. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. A hypothetical one percentage point change in the floating interest rates used to calculate our interest expense would result in an increase in our annual interest expense of approximately $1.2 million.

        Borrowings under our senior subordinated notes bear interest at fixed rates. For fixed rate debt, interest rate changes affect the fair market value of such debt, but do not impact earnings or cash flow.

        On March 2, 2007, we entered into an interest rate swap agreement, which effectively converted 50% of the term loans from variable-rate debt to fixed-rate debt. The interest rate swap expired March 31, 2010, and we do not currently have nor do we currently plan to put any interest rate hedges in place.

BUSINESS

Overview

        We are a leading provider of technology-enabled processing services for the default resolution sector of the residential mortgage industry in the United States based on our 2009 revenue. We combine the people, processes and technologies necessary to quickly and accurately process complex mortgage default resolution transactions in large volumes. Our solutions support the full lifecycle of mortgage loans in default and include foreclosure, bankruptcy, loss mitigation, loan settlement processing and other related loan services, such as posting and publication, tax record examination and title search. We earn processing fees on a per transaction basis for these services.

        We currently provide foreclosure processing services in 18 U.S. states and bankruptcy and loss mitigation processing services in all 50 states. Our customers include the top ten mortgage servicers in the United States as measured by total dollar value of mortgage loans serviced in 2009 and law firms with large mortgage default resolution practices. We have long-standing relationships with our mortgage servicer customers and, through our acquired operations, have worked with our top ten mortgage servicer customers for an average of over 15 years. We have 20-year contracts with our law firm customers under which we serve as their exclusive provider of processing services for their mortgage default transactions.

        We have developed a proprietary technology platform that automates workflow and many steps of the default resolution process and enables us to process large volumes of transactions quickly and accurately. Our technology platform incorporates our extensive knowledge of the mortgage industry and enables compliance with the wide range of legal requirements in the jurisdictions in which we operate. Our technology platform supports two-way data integration with our customers' systems, which enables direct electronic file and data exchange and real-time updates and reporting. Our skilled and experienced workforce manages exceptions to standard processes to ensure the delivery of accurate results in a timely manner. We can rapidly adapt and configure our flexible platform to accommodate regulatory changes and the varying needs and requirements of our customers.

        We estimate that the market for residential mortgage default resolution processing services in the United States was approximately $4.0 billion in 2009. This market is highly fragmented, and growth in this market has accelerated in recent years. We believe that this rapid growth has exposed the limitations of many smaller and less automated service providers and has created an opportunity for providers that offer accurate and timely high-volume execution, technology-enabled process automation and process and regulatory expertise in multiple jurisdictions. We believe we are well-positioned to capitalize on this outsourcing trend due to our size and market position, our current presence in multiple jurisdictions, our proprietary technology platform, our highly skilled workforce and our ability to quickly integrate the legal requirements of new jurisdictions into our systems.

        As a stand-alone business and through our acquired operations, we have been providing mortgage default resolution services for 28 years. We began operating as a stand-alone business in February 2006 when we acquired the mortgage default resolution processing operations of McCalla Raymer, a real estate law firm based in Atlanta, Georgia. In 2007, we made four additional acquisitions and have since grown our revenue to $193.0 million in 2008 and to $254.9 million in 2009.

Industry overview

  The U.S. residential mortgage industry

        In the past several decades, public policy in the United States has encouraged greater levels of home ownership. During this period, the number and outstanding balance of mortgage loans has increased significantly, and the types of mortgage products and sources of mortgage financing have similarly expanded. At the end of 2007, there were 46.5 million residential homeowners with at least one mortgage outstanding in the United States, according to the U.S. Census Bureau's American Housing Survey, representing an increase of 30% over the 35.9 million outstanding in the 1997 survey.

The unpaid principal balance of residential mortgage loans outstanding has risen more rapidly over the same time period, growing 192% from $3.7 trillion at the end of 1996 to $10.8 trillion at the end of 2009, according to the Federal Reserve.

        Mortgage investors, including banks, institutional investors and GSEs, such as Fannie Mae and Freddie Mac, employ mortgage servicers to collect monthly payments from mortgage borrowers, remit the funds to mortgage investors, provide customer service to mortgage borrowers and oversee many aspects of regulatory and contractual compliance. Mortgage servicers have engaged in a sustained trend of consolidation over the past several decades that has accelerated recently, with the top ten servicing 67% of residential mortgages in the United States as of 2009 compared to only 46% in 2000, according to Inside Mortgage Finance.

  Mortgage delinquency and default

        When mortgage borrowers are delinquent in their payments or in default, mortgage servicers are still required to advance payments of principal and interest to the mortgage investors and do not receive their servicing fees related to these nonperforming loans. As a result, nonperforming loans can create a significant cash flow strain on servicers and can reduce their profits. Furthermore, during delinquency and default, the residual value of the underlying property often deteriorates due to unpaid property taxes, poor maintenance or neglect, which limits the amount of recovery available for the mortgage investors and mortgage servicers. For these reasons, both investors and servicers have an interest in resolving nonperforming loans as quickly as possible. The mortgage default resolution process may involve foreclosure, bankruptcy, loss mitigation measures and other actions. Mortgage servicers typically manage the default resolution process for the mortgages they service and historically have engaged multiple law firms and smaller providers in each state, or worked with their own in-house trustees in certain jurisdictions, to service defaults. Based on the number of mortgage defaults in the United States and the average revenue we derived per default in 2009, we estimate that the market for residential mortgage default resolution processing services in the United States was approximately $4.0 billion in 2009.

  Mortgage delinquency and default resolution trends

        Since 2005, the proportion of mortgages in the United States that are at least 90 days behind in payment or currently in the process of foreclosure, also known as the seriously delinquent rate, has increased dramatically. According to the MBA, in the first quarter of 2010, the seriously delinquent rate reached 9.5% of all outstanding mortgages, representing approximately 4.2 million mortgages, compared with an average of 1.8% of outstanding mortgages over the period 1990-2005. While the recent housing crisis began largely with subprime mortgages, as of the end of 2009, prime mortgage delinquencies and foreclosures were growing faster on an annual basis than those for subprime mortgages, according to the December 2009 LPS Mortgage Monitor. The recent increase in the number of foreclosure starts has been similarly pronounced. According to data from the MBA and American Home Survey, foreclosure starts increased from approximately 820,000 in 2005 to approximately 2.8 million in 2009. RR Donnelley Global Real Estate Services conducted a study on our behalf that estimates that foreclosure starts will be 3.7 million in 2010, between 3.6 and 3.8 million in 2011 and between 3.3 and 4.0 million in 2012.

        Currently there are a large number of mortgages that are more than 90 days past due for which servicers have not started the foreclosure process. Historically, servicers have moved quickly to start the foreclosure process on mortgages more than 90 days past due. More recently, however, the backlog of these mortgages has increased substantially due to factors such as increased loss mitigation efforts, government involvement and an inability of mortgage servicers and other providers of mortgage default resolution services to handle increased volumes. The chart below compares the number of mortgages that were more than 90 days past due and the number of foreclosure starts over time, each as a percentage of the number of outstanding mortgages illustrating this increased backlog of mortgage defaults. In addition, in recent years, personal bankruptcy filings have also increased rapidly, growing from approximately 600,000 in 2006 to approximately 1.4 million in 2009, according to the American Bankruptcy Institute.

Mortgages that are more than 90 days past due and
foreclosure starts as a percentage of outstanding mortgages

  Source: Mortgage Bankers Association, May 2010

        We believe that there are many factors that may continue to drive an elevated level of delinquent mortgages, foreclosure starts and personal bankruptcy filings, including the following.

  •
  Negative home equity.  A borrower has negative home equity when the outstanding mortgage balance exceeds the current value of the property. According to First American CoreLogic, in the fourth quarter of 2009, approximately 11.3 million households, or 24% of all homes with mortgages, had negative equity in their homes, of which 5.8 million were tied to mortgages that had outstanding balances that were at least 20% higher than the home value.

  •
  High unemployment rate.  According to the U.S. Bureau of Labor Statistics, the U.S. unemployment rate was 9.9% in April 2010. According to the May 2010 Federal Reserve Bank of Philadelphia Survey of Professional Forecasters, the unemployment rate is expected to average 8.9% in 2011.

  •
  Reduced homeowner access to capital and increased interest rates.  Recently, lenders have tightened their lending standards and reduced the availability of mortgage products, making it more difficult for many homeowners to refinance existing mortgages or obtain new mortgages. Additionally, an increase in mortgage interest rates could further reduce the affordability of or demand for housing, contributing to lower housing prices and further limiting homeowner access to capital.

  •
  Adjustable rate mortgage ("ARM") interest rate resets.  At the end of the first quarter of 2010, the MBA estimated that there were approximately 6.6 million outstanding ARMs. We believe that the interest rate on many of these ARMs will reset in 2010 and 2011. If the monthly payments on these mortgages increase as rates reset, borrowers will face much higher mortgage payments at a time when household incomes and property values have likely declined. This effect could be exacerbated by interest rates trending higher.

  •
  Limited success of government loss mitigation measures.  Government agencies have enacted numerous programs to encourage lenders to modify mortgage terms in an effort to reduce future foreclosures, but these programs have had mixed success to date. According to the Office of the Comptroller of the Currency and the Office of Thrift Supervision, over two million loss mitigation actions were implemented in 2009. However, the re-default rate for these programs remains high, with 58% of the mortgages modified in the fourth quarter of 2008 becoming at least 60 days delinquent within 12 months after modification.

  Mortgage default resolution

        The following broadly describes several of the alternatives available to mortgage servicers and mortgage investors in the default resolution process.

  •
  Foreclosure.  When a borrower defaults on a mortgage payment obligation, the lender may move to foreclose on the property, force a sale of the home and potentially take possession of the home. The foreclosure process is governed by state law and the process varies considerably between states. There are three primary types of foreclosure in the United States.

  •
  Judicial foreclosure.  In a judicial foreclosure, the mortgage servicer is required to file a lawsuit in a state court requesting that the court order a foreclosure and hires legal counsel to prosecute the foreclosure in court. The legal counsel generally administers the foreclosure all the way through the sale or seizure of the property. States such as Florida and South Carolina require judicial foreclosures. As of March 31, 2010, approximately 46% of all seriously delinquent mortgage loans related to properties located in judicial states.

  •
  Non-Judicial foreclosure.  In a non-judicial foreclosure, the mortgage servicer hires legal counsel to notify the borrower, post notice of the foreclosure and administer the foreclosure generally all the way through the sale or seizure of the property but without having to prosecute the foreclosure in court. States such as Georgia, North Carolina and Tennessee typically use a non-judicial foreclosure process. As of March 31, 2010, approximately 23% of all seriously delinquent mortgage loans related to properties located in non-judicial states.

  •
  Trustee foreclosure.  In a trustee foreclosure, no court proceeding is required and the mortgage servicer hires a trustee company, not a law firm, to notify the borrower, post notice of the foreclosure and process the foreclosure through the sale or seizure of the property. States such as Arizona, California and Nevada typically use a trustee foreclosure process. As of March 31, 2010, approximately 32% of all seriously delinquent mortgage loans related to properties located in trustee states.

  •
  Personal bankruptcy during default.  A borrower may file for personal bankruptcy protection under Chapter 7 (liquidation) or Chapter 13 (reorganization) of the U.S. Bankruptcy Code, including during the mortgage default resolution process or even in the midst of a foreclosure. A bankruptcy filing automatically stays or suspends any ongoing foreclosure proceedings. The mortgage investor must petition the bankruptcy court to remove the stay so that the foreclosure may proceed. The bankruptcy process is governed by federal law, but applicable rules tend to vary among the 94 federal court districts.

  •
  Loss mitigation.  The significant decline in U.S. housing prices and the sharp increase in mortgage foreclosures since 2007 have led mortgage investors, mortgage servicers, mortgage insurers and government agencies to look for loss mitigation solutions to reduce foreclosure volumes, provide greater return to mortgage investors than foreclosure and reduce further downward pressure on home prices. Loss mitigation solutions include forbearance, modified payment plans, modifications to mortgage interest rate and term, reductions of mortgage principal, facilitation of short sales (whereby the lender and borrower agree to a sale of the property to a third party for an amount that is less than the total outstanding mortgage balance), deeds-in-lieu of foreclosure (whereby a lender accepts the property directly from the borrower in lieu of foreclosing) and other solutions.

  •
  REO loan settlement.  In the event that loss mitigation efforts are unsuccessful or the property is not purchased by a third party at the foreclosure auction, then the mortgage investor repossesses the property, at which point it is referred to as REO or real estate owned. To avoid the carrying costs of holding the property and to monetize any residual value, the investor and mortgage servicer initiate the process of reselling the property.

  Default resolution processing market opportunity

        The consolidation in the mortgage servicing industry over the past decade has resulted in a smaller number of mortgage servicers, with each of the top servicers servicing hundreds of billions of dollars worth of mortgages across multiple jurisdictions. This consolidation, combined with the increasing number of mortgage defaults and mortgage servicers' desire to quickly and efficiently resolve nonperforming mortgages, has served to highlight the current inefficiencies of the mortgage default resolution processing industry. Traditionally, smaller mortgage default processing service providers have relied on paper files, faxed documents and manually entered data. The manual nature of these processes, along with volume limitations and an inability to integrate into the technology platforms of mortgage servicers, law firms and other industry constituents, has resulted in inefficiencies that can cost servicers and law firms significant time and money, lead to data errors and unsatisfactory default resolution outcomes. In addition, the increase in the number of mortgage default resolution options and the vast array of processing requirements imposed by the federal, state and local regulations applicable to mortgage default resolution have significantly increased complexity for mortgage servicers.

        Today, the residential mortgage default resolution processing services market is highly fragmented, consisting primarily of internal operations of local and regional real estate law firms and affiliated entities of mortgage servicers. We estimate that there are several hundred of such service providers currently in existence, typically operating in one or a few states. Given the consolidation of mortgage servicers, we believe demand exists for high-quality default resolution processing service providers that are able to process large volumes quickly and accurately across a multitude of jurisdictions and provide the data necessary for effective, valuable default process management and reporting.

Our solution

        We are a leading provider of technology-enabled processing services for the default resolution sector of the residential mortgage industry in the United States based on our 2009 revenue. We provide a solution that addresses the volume, efficiency and accuracy shortcomings in the mortgage default resolution processing industry. We combine the people, processes and technologies necessary to quickly and accurately process default resolution transactions in large volumes. Our proprietary and highly configurable technology platform automates many of the administrative and compliance requirements involved in the default resolution process, is designed to comply with the vast array of legal requirements of different federal, state and local jurisdictions, supports custom document production capabilities and incorporates the extensive industry knowledge of our employees. Our skilled and experienced workforce manages exceptions to standard processes to ensure the delivery of accurate results in a timely manner. Together, our people and technology streamline the processing of large volumes of complex mortgage transactions and provide our customers with improved speed, accuracy, two-way data integration and real-time reporting across the full lifecycle of mortgage loans in default. As a result, we believe we are well positioned to gain significant market share in the mortgage default resolution processing industry as customers migrate to fewer more sophisticated vendors.

Our competitive strengths

  •
  Leading market position.  We are one of the largest providers of services to the U.S. residential mortgage default resolution processing market based on our revenue in 2009. We provide foreclosure processing services in 18 states and bankruptcy and loss mitigation processing services in all 50 states. We provide default resolution processing services to all of the top ten, and 19 of the top 20, mortgage servicers in the United States as measured by total value of mortgage loans serviced in 2009. We believe that our current relationships with the top mortgage servicers, our breadth of services and our ability to offer services across numerous states positions us well to expand the volume of services we provide to our current customers and to add new customers. In addition, as a result of our size, we are able to enhance our service offerings by making investments in technology that most of our regional and local competitors are not able to make.

  •
  Comprehensive service offerings.  Our services support the full lifecycle of mortgage loans in default and include foreclosure and bankruptcy processing services, loss mitigation and loan settlement services and other related loan services, such as posting and publication, tax record examination and title search. These comprehensive service offerings allow us to be a single source provider of a wide range of default resolution processing services to our customers. Our extensive and flexible technology platform allows us to quickly expand our offerings to address the evolving needs of the mortgage default resolution processing market. For example, in 2009, we introduced new loss mitigation services in response to the efforts of our customers to find alternatives to foreclosure for certain distressed borrowers. We believe that our comprehensive service offerings will provide us with a significant advantage over our competitors as many mortgage servicers seek to increase efficiency and reduce the number of providers with whom they work.

  •
  Proprietary technology platform.  We have developed a core technology platform that allows us to efficiently support the mortgage default resolution process. Our platform is integrated with our customers' systems, allowing us to provide accurate real-time reporting and data transfer and allowing our customers to conduct real-time monitoring, analysis and performance evaluation. In 2009, more than 80% of the orders we received from our law firm and servicer customers came to us electronically. Our platform is built on a scalable infrastructure that allows us to quickly add new jurisdictions, customers and services as we expand our operations.

  •
  Extensive knowledge of the default sector.  As a result of our long operating history, the large volume of transactions we process and our default resolution experience in numerous jurisdictions, we have developed considerable mortgage default industry knowledge. Much of this knowledge has been embedded in our technology platform, which has resulted in the automation of services that many of our competitors perform manually. We have a skilled and experienced workforce that manages exceptions to standard processes to ensure the delivery of accurate results in a timely manner and is led by operations managers who have an average of seven years experience working for us and our acquired operations. In addition, we provide extensive and continuous training to our employees through our internal training programs.

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  Established and long-standing relationships.  We have extensive, long-term relationships with many of the leading mortgage servicers, mortgage investors and law firms within the residential mortgage default resolution sector, as well as with Fannie Mae and Freddie Mac. We have been able to establish ourselves as a key service provider for our customers, particularly as the number of mortgage delinquencies and foreclosures has increased. We believe that these relationships, in particular with our mortgage servicer customers who operate on a nationwide basis, provide us with a strong platform from which to expand our current offerings to our customers, as well as to expand our offerings to them in new jurisdictions.

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  Strong and experienced management team.  We have a highly experienced management team with extensive industry and product knowledge and industry relationships with mortgage servicers, government sponsored entities such as Fannie Mae and Freddie Mac and real estate law firms.

Our growth strategy

        We plan to use our leading market position to pursue growth in the following ways.

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  Grow market share within our core service offerings in our current geographies. In the states in which we currently operate, other than Georgia, we have a relatively limited market share. Accordingly, a substantial opportunity exists for us to grow our business by increasing our transaction volume with existing customers and attracting new customers in our existing geographies. For example, we recently expanded our operations in Nevada in an effort to increase our market share there. We believe that our reputation and leading market position will benefit us as new and existing customers continue to look for solutions that can process large volumes and improve efficiency, reliability, speed and accuracy.

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  Expand our core service offerings into new jurisdictions.  We plan to draw upon the capabilities of our current technology platform, extensive knowledge of the residential mortgage industry and strong customer relationships to offer our core default processing services in new jurisdictions. We believe that our ability to understand and adapt to state and local legal requirements and incorporate them into our proprietary technology platform provides us with an advantage when seeking to penetrate new geographies. We plan to expand by offering services in new states to our existing mortgage servicer customers and by accompanying our law firm customers into new states as they expand their operations. For example, we recently expanded into Florida, one of the key mortgage default markets in the United States, with one of our law firm customers. In addition, we intend to pursue relationships with new law firm customers in new jurisdictions.

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  Continue to innovate and enhance the value of our proprietary technology platform by increasing processing automation and efficiency. We continue to increase data integration with our customers' technology systems, further automate business processes and enhance our rules-based processing engine. By further building upon our industry experience and significant investments in developing proprietary data integration, process automation and document production technologies, we believe we can continue to enhance the speed and efficiency with which we provide services to our customers, while reducing our costs of providing those services. For example, we recently upgraded our data warehouse technology to enhance our processes and further automate workflow. We believe that our ability to innovate will continue to make our offerings more attractive to new and existing customers.

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  Market and sell new service offerings within the mortgage loan life cycle. As mortgage servicers and mortgage investors become more familiar with our services and capabilities, we believe we can use the extensive knowledge of our skilled workforce and our track record of innovation to expand our service offerings across additional aspects of the mortgage loan life cycle. For example, we recently worked with a mortgage servicer customer to develop a short sale service offering, and we plan to offer this service to additional servicers. In a similar fashion, we intend to participate in the loan origination segment of the mortgage life cycle by leveraging our REO loan settlement processing services platform and our tax examination and title search capabilities.

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  Pursue selective acquisitions and strategic partnerships.  We completed four acquisitions in 2007 and have since successfully integrated them into our operations. We intend to evaluate and consider potential acquisitions and strategic partnerships to supplement our organic growth. We believe that acquisitions and strategic partnerships will allow us to enhance or extend our service offerings, enter new geographies, increase our market share and diversify beyond the mortgage default resolution market.

Our default resolution processing services

        We have developed a broad suite of solutions that span the entire lifecycle of mortgage loans in default. The following is a list and brief description of our primary services.

        Foreclosure and bankruptcy processing services.    We provide foreclosure processing services to our law firm customers in judicial and non-judicial states and to mortgage servicers in trustee states through our Cal-Western trustee subsidiary. Our foreclosure processing services include electronic order intake and file creation, title and tax service order placement, document and publication generation, notifications and mailings coordination, loan reinstatement and payoff processing, coordination of foreclosure sales and auctions and deed recordings.

        We provide bankruptcy processing services to our law firm customers in all 50 states. Our bankruptcy processing services include electronic order intake and file creation, automatic retrieval of court and loan documents, document generation of motions for relief and proofs of claim for attorney review and electronic filing of approved versions with the bankruptcy court. Our bankruptcy services also generate additional filings and documents for attorney review such as default letters, financial reorganization plan reviews, objections to Chapter 13 bankruptcy plans and coordinate serving interested parties with pleadings and documents.

        Loss mitigation services.    We provide mortgage servicers, our law firm customers, GSEs, other mortgage investors and mortgage insurers with services relating to a wide range of loss mitigation alternatives. Our loss mitigation team works directly with our customers and their borrowers to solicit, facilitate and execute many types of non-foreclosure default resolution programs. These programs include loan modifications, forbearance agreements, short sales, and revised payment plans. We provide services in support of these programs, including contacting targeted home owners, analyzing debtor financial information, recommending loss mitigation actions, preparing and coordinating the execution of documents, handling recordation of documents, providing call center support, coordinating short sales and managing overall process workflow.

        Loan settlement services.    We provide services to assist lenders in the sale of REO properties in an expeditious manner, including ordering title examinations, coordinating communication with all parties to the sale, handling title curative actions, preparing settlement statements and other documents, reviewing fees with all parties, attending closings and providing disbursement of proceeds, deed recording and providing customized milestone reporting throughout the sale process.

        Other related loan services.    We provide a number of related services to our customers in conjunction with our foreclosure and loan settlement processing services. These offerings are linked to our workflow processes through our integration hub, thereby automating order placement, exchange of data and status reporting. These services include the following.

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  Title searches and tax record examinations.  We determine the existence and ownership of publicly-recorded liens, tax assessments, encumbrances or other issues that may relate to the perfection of title to the property. Among other things, we engage independent contractors through our proprietary vendor management website to obtain title records and information, perform federal tax lien searches and prepare title examination reports.

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  Posting and publication services.  In most instances, the details of a foreclosure sale must be posted in a public place and advertised in a qualified publication. Our posting and publication services include gathering property specific information through our Internet-based order and tracking platform, submitting electronic publication information directly to newspapers in order to reduce error and processing time, reducing advertisement size to reduce costs, detailed invoicing and real-time order tracking.

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  Automated mail services.  We provide comprehensive, secure mail management and mail processing services for certified, first-class and other mission-critical mass mailings. Our automated mail services include designing comprehensive customer-specific mail management solutions, providing encrypted data transfer interfaces to preserve data confidentiality and integrity, providing real-time online tracking and notification of critical events, imaging and cataloguing returned mail and online access to delivery and non-delivery information.

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  Collateral repossession processing services.  We offer processing services to our law firm customers in connection with administrative aspects of the repossession of property, including preparing documents and making filings with courts on behalf of our law firm customers and mortgage servicers.

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  Customer administrative services.  We provide our law firm customers with accounting, billing and cash processing services, human resource, information technology and marketing support services and other consulting services for the default resolution components of their practices. Our technology platform is integrated with mortgage servicers' vendor platforms, facilitating the billing process and accelerating the cash collection and application process.

        We generally charge a transaction-based fee for each service that we provide. In the trustee states in which we operate, pricing for foreclosure services is based upon schedules set by GSEs such as Fannie Mae and Freddie Mac. Any changes made by these GSEs to the allowable fee schedules typically result in an adjustment of our contractual fee arrangements. In non-trustee states, our fees for foreclosure services are based on fees negotiated and set forth in the services agreements with our law firm customers. Bankruptcy processing and REO loan settlement services are also based upon fees negotiated and set forth in the services agreements with our law firm customers. The prices for our other services, such as posting and publication, automated mail services, tax searches and title examinations and loss mitigation, are established in negotiations with our customers. Less than 1% of our fees are contingent on whether a customer successfully forecloses or is able to take any other action, but the timing of when we collect many of our fees depends the achievement of certain milestones in the applicable transaction. However, a limited portion of our loss mitigation services include success-based fees that are contingent on loans remaining current for a period of time after modification. Revenue from non-trustee states accounted for 38.3% of our total revenue in 2009 and revenue from trustee states accounted for 61.7% of our total revenue in 2009.

        We provide our bankruptcy processing, loss mitigation and many other services in all 50 states. We provide our foreclosure processing services in the following 18 states:

Judicial foreclosure states	Non-judicial foreclosure states	Trustee states
Florida	Alabama	Alaska
South Carolina	Georgia	Arizona
	Mississippi	California
	North Carolina	Hawaii
	Tennessee	Idaho
	Texas	Nevada
	Virginia	Oregon
Utah
Washington

Customers

  General

        We provide our services to the leading mortgage loan servicers in the United States. There has been significant consolidation within the mortgage servicing industry in recent years. According to Inside Mortgage Finance, the top ten servicers by loan dollar volume in 2009 manage approximately 67% of the mortgage loans outstanding. We provide services to all of the top fifteen mortgage servicers. None of our mortgage servicer customers provided revenue directly to us that represented more than 7% of our 2009 revenue.

        Our relationship with the mortgage servicers varies depending on the states in which we operate. In certain states in the western United States, we provide our foreclosure services directly to mortgage servicers through our Cal-Western trustee subsidiary. Revenue generated through these directly provided services accounted for 38.3% of our total revenue in 2009.

        In other states, primarily in the southeastern United States, mortgage servicers are required to process foreclosures through law firms. Consequently, our relationship with servicers in these states is derived through our law firm customers. Additionally, all of our bankruptcy services are provided through law firms. Revenue generated through our law firm customers accounted for 61.0% of our total revenue in 2009.

        Our law firm relationships include McCalla Raymer, which operates primarily in Georgia accounted for 39.1% of our revenue in 2009, and Johnson & Freedman, which operates in all of the southeastern states that we currently operate in and accounted for 13.1% of our revenue in 2009.

        While we are a leading provider of technology-enabled processing services for the default resolution sector of the mortgage industry in the United States, our market share in most states is less than ten percent. In the past we have expanded, and we currently anticipate that we will continue to expand by acquiring new businesses, by expanding into new trustee states through sales and marketing efforts in those states or by following our existing law firm customers into new states. Each such expansion will require us to integrate the new business into our systems and/or develop our technology systems to account for the jurisdiction into which we have expanded and the specific needs of our customers in that jurisdiction.

  Law firm services agreements

        We have long-term services agreements with our law firm customers under which we serve as their exclusive provider of processing services for their mortgage default transactions. Each services agreement delineates the particular services to be provided to the law firm customer. The services agreements provide that the customer law firm is required to use our company on an exclusive basis with respect to the specified services. Each of these agreements includes a fee schedule for our services, which is subject to annual negotiations to consider any changes that are appropriate to reflect changes in circumstances regarding the provision of services. The fees under the agreement with McCalla Raymer are subject also to annual increases based upon the consumer price index.

        Each services agreement has an initial term of 20 years and may be renewed by mutual agreement of the parties for successive five-year terms. The initial terms of the services agreements will expire according to the following schedule: McCalla Raymer on February 24, 2026; Morris Hardwick on February 2, 2027; Johnson & Freedman on February 2, 2027; and Pite Duncan on November 14, 2027. The services agreements are not terminable prior to the end of the initial term except that (i) we may terminate the agreement in the event that a material breach of the agreement by the law firm has occurred and has not been cured within 180 days (or 90 days in the case of Morris Hardwick) after receipt of written notice from us and (ii) the law firm may terminate the agreement in the event that (1) we materially breach the agreement and fail to cure such breach within 180 days (or 90 days in the case of Morris Hardwick) after receipt of written notice from the law firm and (2) a nationally recognized legal counsel approved by us has advised the law firm in writing that such breach will have a material adverse effect on the law firm's ability to continue its business or, in the case of Morris Hardwick, that such breach will have a material adverse effect on Morris Hardwick's ability to obtain from us the services we are obligated to provided under the agreement.

Technology

        We have developed a proprietary technology platform embedded with our extensive knowledge and experience that allows us to streamline and automate many aspects of the default resolution process.

We believe that our technology platform provides us with key advantages over many of our competitors. Our platform includes the following key features.

        Two-way data interface with customer and vendor systems.    Our platform interfaces directly with the systems of our customers and vendors through our integration hub. The integration hub enables us to receive orders electronically from our mortgage servicer and law firm customers and exchange data electronically with customers and vendors. Our two-way data interface allows us to reduce costs and limit error-prone data re-entry and allows our customers to conduct real-time monitoring, analysis and performance evaluation. Through our integration hub, we can readily connect to new customers without significantly reconfiguring our systems or having to establish new physical network connections.

        Automated workflows.    Our systems use automated workflows to process transactions through the numerous steps in the default resolution process and among the various separate services that we offer, eliminating manual input where possible.

        Automated document production capabilities.    Our automated document production systems assist in the selection and creation of the required court filings, publications, notices and other documents required for our default resolution services. For example, we maintain nearly 1,000 document templates for our various bankruptcy processes.

        Configurable processes.    Our proprietary rules-based software engine is designed to readily support customized processes for each customer, process and jurisdiction to facilitate the addition of new process permutations.

        Scalability.    Our system is designed to process large volumes of default resolution transactions efficiently and accurately.

        Our technology platform operates in a secure data center on systems designed for maximum scalability and availability. Physical and logical security is verified on a routine basis. Virtualization and clustering ensures that computing capacity can be quickly adjusted to meet production demands and provides failover protection. An integrated infrastructure facilitates collaboration across all locations.

Sales and marketing

        We market our default resolution processing services directly to existing and potential customers through our team of customer relationship managers and our business development team. Members of our executive team also participate in sales efforts to existing and potential customers.

        We assign a dedicated customer relationship manager to each of our mortgage servicer and law firm customers. These customer relationship managers interact daily with our customers, monitor our customer scorecards and interface with our operational teams to ensure that our services are efficiently and effectively serving our customers' needs. In addition, our customer relationship managers actively seek new business opportunities, through either expansion of the existing services we provide to our customers or the proactive development of new service offerings to meet our customers' emerging needs.

        Our business development team is responsible for our marketing efforts and for sales of all of our services to new customers and sales of new service offerings to current and new customers. Our business development team also works with our law firm customers in their sales and marketing efforts to new mortgage servicer clients. We recruit business development personnel with prior mortgage banking and default resolution expertise, who bring with them operational experience and client relationships.

        Historically, we relied primarily upon the brands of our Cal-Western trustee subsidiary and our law firm customers to attract new mortgage servicer customers and grow our business. More recently, we have worked to develop our Prommis Solutions brand as a national provider of a broad set of default resolution processing services that is capable of meeting the increasingly demanding requirements of customers that have experienced significant consolidation in their market. We view the efforts of our business development team as an integral part of our expansion into new trustee states.

        We participate in and sponsor multiple industry events and conferences including the MBA's Annual Servicing conference and its annual convention. A number of our subsidiaries and law firm customers are also members of the MBA, the American Legal and Financial Network and the United States Foreclosure Network.

Competition

        Competition in the mortgage default resolution processing services market exists predominantly at the state level because foreclosure laws are governed by state statutes and bankruptcy rules vary among the one or more federal districts that exist in each state. Therefore, service providers in this market traditionally have operated on a regional basis. We estimate that the outsourced mortgage default processing services market in the United States is made up primarily of the in-house operations of several hundred local and regional law firms. Mortgage lending and mortgage loan servicing firms demand high service levels from providers of mortgage default processing services, with their primary concerns being the efficiency and accuracy by which counsel and the provider of processing services can complete the file and the precision with which loss mitigation efforts are pursued. Accordingly, we compete primarily on the quality and efficiency of our services, our ability to accurately handle a large volume of transactions and our customer service. Prices for our mortgage servicer customers are largely determined by GSE schedules, making price a less important competitive factor, although we independently negotiate our fee schedules with our law firm customers. There are a number of private company business process outsourcing providers that serve a single state or region and a number of trustee companies serving certain trustee jurisdictions. Three publicly traded competitors, Altisource Portfolio Solutions S.A., DJSP Enterprises, Inc. and Dolan Media Company, offer foreclosure and bankruptcy processing services and two others, Wolters Kluwer N.V. and Lender Processing Services, Inc., provide services that compete with our other loan services. We also face significant competition from mortgage servicers' in-house operations.

Government regulation and legislation

        Activities related to mortgage servicing and mortgage default resolution are subject to extensive regulation by federal, state and local governmental authorities, including the Federal Trade Commission and the state agencies that license trustee companies and collection entities. These state agencies may conduct regular audits and examinations of our business. We must comply with a number of complex federal, state and local consumer protection laws, including laws that apply to mortgage loan services, debt collection, foreclosures, claims handling and the privacy and safekeeping of nonpublic personal information. These laws impose certain limitations and requirements, such as providing disclosures and notices to borrowers. We must also comply with rules and regulations set out in the U.S. government's Homeowner Affordability and Stability Plan and similar or related plans, programs, laws and regulations. Our bankruptcy-related services are subject to the rules of the 94 U.S. bankruptcy court districts.

        All of these requirements can and do change as laws, regulations and rules are enacted, promulgated or amended. For example, a number of states recently enacted new laws that impose certain limitations and requirements on persons providing loan modification services and other mortgage loan services, and other states may do the same in the future. On the federal level, comprehensive financial regulatory reform legislation has passed the U.S. House of Representatives and substantially similar legislation is pending in the U.S. Senate. Among other things, this legislation, if passed, would create a consumer financial protection agency with broad powers over those providing financial products and services, including mortgage loans and related services. The proposed legislation in the U.S. House of Representatives currently would provide the agency with extensive authority to promulgate rules, examine covered financial institutions and initiate enforcement actions for violations of its rules and federal consumer protection laws. The legislation would also provide the same enforcement authority to state attorneys general. Covered financial institutions currently include persons providing debt collection, real estate settlement services and other consumer financial product-related services.

        The enactment of new laws and changes to existing laws could limit our business and could result in additional, substantial regulatory compliance costs, litigation expense, adverse publicity and loss of revenue.

Intellectual property

        We rely primarily on a combination of copyright, trademark and trade secrets laws, as well as license agreements and other contractual provisions, to protect our intellectual property rights and other proprietary rights. To date, we have not registered any patents or trademarks. Certain of our intellectual property rights relate to proprietary business process enhancements. It is our practice to enter into confidentiality and invention assignment agreements with our independent contractors; require our employees to sign our employee handbook, which contains confidentiality and intellectual property assignment clauses; take actions to attempt to ensure that intellectual property developed in the course of our relationship with employees or independent contractors is assigned to us; and require the employee or independent contractor to cooperate with us to protect our intellectual property during and after his or her relationship with us.

        We have copyright and trade secret rights in our proprietary process management software systems, document conversion system and other software products and information systems. In addition, we have extensive subscriber and other customer databases that we believe would be extremely difficult to replicate. We attempt to protect our software, systems and databases as trade secrets by restricting access to them and by the use of non-disclosure agreements. We cannot guarantee, however, that the means taken to protect the confidentiality of these items will be sufficient, or that others will not independently develop similar software, databases and customer lists.

Employees

        As of March 31, 2010, we had 1,396 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our current relationship with our employees to be good. We believe our continued success will depend, in part, on our ability to continue to attract, hire and retain skilled and experienced personnel.

Properties

        Our executive offices are located in Atlanta, Georgia where we lease approximately 65,000 square feet under a lease terminating in 2016. We lease two additional office facilities and one offsite storage facility in the Atlanta area and three office facilities in the San Diego, California area. We lease five additional office space facilities throughout the United States. We believe our current facilities are suitable to meet our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Litigation

        We are subject to or named as a party in a variety of claims and legal proceedings in the ordinary course of our business given the nature of our business and the technical rules with which our mortgage default processing and other businesses must comply and the strict deadlines these businesses must meet. In general, a substantial portion of our litigation matters fall into one of the following categories.

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  Title reformation actions that are initiated in order to correct an alleged defect in a security instrument, such as an error in the legal description of a mortgage property, or to resolve other title issues.

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  Reformation actions that are initiated to rescind a foreclosure due to an alleged error in the foreclosure process. The alleged error is often procedural, such as a failure to record a necessary assignment prior to a foreclosure sale or a failure to provide or publish a required notice. These proceedings may lead to further claims by mortgage borrowers or third party purchasers in the foreclosure sale.

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  Litigation that is initiated against the party that is the mortgagee of record or holder of the loan or mortgage, such as a lending bank, and which includes one of our law firm customers, mortgage servicer customers or us as defendants, and alleges a wrongful foreclosure for reasons such as procedural defects in the foreclosure process, processing errors committed by our employees and processing a foreclosure in the name of an entity who does not have authority to foreclose.

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  Litigation that is initiated against the mortgagee of record, includes one of our law firm customers, mortgage servicer customers or us as defendants and alleges a variety of claims not related directly to the handling of the foreclosure process, such as breach of contract, fraud, truth in lending violations or breaches of other laws or regulations.

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  Litigation that is initiated against the mortgagee of record, includes one of our law firm customers, mortgage servicer customers or us as defendants and alleges a breach of the automatic stay in bankruptcy and an improper initiation of foreclosure proceedings after a bankruptcy filing.

        While we view many of these cases to be frivolous, lacking a legitimate legal cause of action or initiated primarily in an attempt to delay or forestall a foreclosure, we cannot predict the outcome of such cases and we expend management time, money and resources attending to these matters. Nevertheless, we do not currently believe that the outcomes of these legal proceedings will have a material adverse effect on business, financial condition or results of operations.

MANAGEMENT

        Below is a list of the names and ages, as of May 31, 2010, of our directors and executive officers and a brief account of their business experience.

Name	Age	Position
Denis A. Brosnan, Jr.	40	Chief Executive Officer, Director
Jennifer F. Dorris	41	President
George W. Dunaway	49	Chief Financial Officer, Secretary
Brandon J. Barnett	42	Chief Operations Officer
Jay M. Duff	48	Chief Information Officer
Philip J. Mazzilli, Jr.	69	Director, Chairman of the Board of Directors
Daniel D. Phelan	61	Vice Chairman, Director
Matthew T. Vettel	42	Director
Philip G. Yates	34	Director
J. Larry Stevens	62	Director
William P. Anderson	61	Director

Executive officers

        Denis A. Brosnan, Jr. has served as our Chief Executive Officer and a member of our board of directors since January 2009. Prior to that, from September 2008, Mr. Brosnan served as our Executive Vice President of Business Development. Prior to joining our company, from 2004 to August 2008, Mr. Brosnan was a founding partner and principal of E-A-G Consultants LLC, a professional services firm that specialized in strategic consulting focused on the mortgage and financial services industries. Prior to that, Mr. Brosnan served as an Executive Vice President and general counsel of Prizm Technologies, Inc., an information technology outsourcing firm, from 2003 to 2004, and AP3 Solutions LLC, a consulting and software subsidiary of Prizm Technologies, Inc. Mr. Brosnan served as a practicing attorney for Rogers Townsend & Thomas, PC, representing mortgage servicers in lender liability, foreclosure and bankruptcy eviction actions in North and South Carolina, from 1999 to 2003. As a result of these and other professional experiences, Mr. Brosnan possesses particular knowledge and experience in real estate transaction processing; leadership of complex organizations and personnel management; legal, regulatory and governmental affairs that strengthen the board's collective qualifications, skills, and experience.

        Jennifer F. Dorris has served as our President since March 2010. Prior to that, from the inception of our company in February 2006, Ms. Dorris served as our Chief Financial Officer. Prior to joining our company, Ms. Dorris served as the Chief Financial Officer of SmartMail, LLC, a former Great Hill portfolio company in the logistics industry, from 2001 to 2005. Prior to that, Ms. Dorris was Vice President of Finance and Controller at WebMD, Inc., a NASDAQ-listed Web-based provider of health information and health management tools, from 1997 to 2001. Ms. Dorris served in public accounting from 1994 to 1997 and is a certified public accountant.

        George W. Dunaway has served as our Chief Financial Officer since March 2010. Prior to joining our company, Mr. Dunaway served as the Chief Financial Officer of the following companies: Healthcare Solutions, Inc., a provider of cost management services, from January 2008 to February 2010; Compbenefits Corporation, a provider of dental and vision insurance products, from 2003 to December 2007; and Matria Healthcare, Inc., a NASDAQ-listed provider of disease management services, from 1999 to 2002. Prior to that, Mr. Dunaway worked at The Dun & Bradstreet Corporation, a New York Stock Exchange-listed provider of commercial information and insight on businesses, from 1987 to 1999, where he served in various positions including Chief Financial Officer for Dun & Bradstreet, US and Dun & Bradstreet Plan Services.

        Brandon J. Barnett has served as our Chief Operations Officer since February 2009. Prior to that, from December 2008 when he joined our company, Mr. Barnett served as our senior vice president of strategic projects. Prior to joining our company, Mr. Barnett served as executive vice president of strategic initiatives in the lender services division of LandAmerica Financial Services, Inc., a Virginia-based provider of real estate transaction services, from 2000 to December 2008.

        Jay M. Duff has served as our Chief Information Officer since January 2009. Prior to that, from November 2008, Mr. Duff served as our Senior Vice President of Information Technology Infrastructure. Before joining our company, from 2000 to November 2008, Mr. Duff held several information technology positions at the lender services division of LandAmerica Financial Services, Inc., a Virginia-based provider of real estate transaction services, including Vice President, IT Development. Mr. Duff previously served as Vice President of Product and Portfolio Management at IMS Health Incorporated, a provider of pharmaceutical and healthcare market information, analytics, consulting and services, from 1995 to 2000.

Directors

        We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: real estate and mortgage transaction processing; accounting, finance and capital structure; strategic planning and leadership of complex organizations; legal, regulatory and government affairs; people management; and board practices of other entities. We believe that all of our current board members possess the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Mr. Brosnan.

        William P. Anderson has served as a member of our board of directors since June 2009. Since November 2000, Mr. Anderson has served as the President of Eclectic Capital Corporation, which provides consulting services and manages private funds. From July 2004 to February 2007, Mr. Anderson served as the President of Universal Tax Systems, Inc., a publisher of professional income tax preparation software. Prior to that, from May 2001 to May 2002, Mr. Anderson served as the President of NationTax, Inc. during which time he oversaw its liquidation under Chapter 7 of the U.S. Bankruptcy Code. Before 2001, Mr. Anderson held various executive positions at Bankrate, Inc., H&R Block and KPMG Peat Marwick. As a result of these and other professional experiences, Mr. Anderson possesses particular knowledge and experience in accounting, finance and capital structure and strategic planning that strengthen the board's collective qualifications, skills and experience.

        Philip J. Mazzilli, Jr. has served as a member and the Chairman of our board since May 2010. Mr. Mazzilli serves as a director and the Chairman of the Audit Committee of PRGX Global, Inc., a NASDAQ-listed provider of business analytics and information services. Prior to that, from 2000 to 2003 he served as Chief Financial Officer of Equifax Corporation. Prior to 2000, Mr. Mazzilli held various executive positions at NOVA Corporation, AXA (f/k/a Equitable Life Assurance Company), Lillian Vernon, Amerada Hess and IBM. Mr. Mazzilli possesses particular knowledge and experience in accounting, finance and capital structure and strategic planning that strengthen the board's collective qualifications, skills and experience.

        Daniel D. Phelan has served as our Vice Chairman since May 2010 and a member of our board of directors since our inception. From our inception until May 2010, Mr. Phelan served as our Chairman. Mr. Phelan served as our Chief Executive Officer from February 2006 to January 2008. Prior to that, from 1988 to 2006, Mr. Phelan was an attorney at McCalla Raymer, serving as a Managing Partner and providing senior oversight to McCalla Raymer's processing operations. Prior to joining McCalla Raymer, Mr. Phelan was a Partner at Kurzman and Liblang, P.C. in Michigan from 1980 to 1987. As a result of these and other professional experiences, Mr. Phelan possesses particular knowledge and experience in real estate transaction processing; leadership of complex organizations and people management; legal, regulatory and governmental affairs that strengthen the board's collective qualifications, skills and experience.

        J. Larry Stevens has served as a member of our board of directors since March 2010. Mr. Stevens, a Certified Public Accountant, also consults with middle-market companies on acquisition and divestiture strategies. In addition, he has served as an Executive-In-Residence at Kennesaw State University's Accounting Department of the Coles College of Business since September 2007. Previously, from 1970 to 2007, Mr. Stevens served as an auditor and transactions services partner with PricewaterhouseCoopers LLP. As a result of these and other professional experiences, Mr. Stevens possesses particular knowledge and experience in accounting, finance, capital structure and strategic planning that strengthen the board's collective qualifications, skills and experience.

        Matthew T. Vettel has served as a member of our board of directors since 2006. Mr. Vettel is a Managing Partner at Great Hill Partners LLC, where he has worked since 1999. He serves as a director of SecureWorks, Inc., CAM Commerce Solutions, Inc., Freightquote.com, Passport Health Communications, Inc. and PayChoice. Prior to joining Great Hill Partners, Mr. Vettel was an associate at GTCR Golder Rauner from 1996 to 1999 and served on the boards of companies in the technology, healthcare and media sectors. As a result of these and other professional experiences, Mr. Vettel possesses particular knowledge and experience in accounting, finance and capital structure; strategic planning and leadership of complex organizations; and board practices of other entities that strengthen the board's collective qualifications, skills and experience.

        Philip G. Yates has served as a member of our board of directors since 2006. Mr. Yates is a Principal at Great Hill Partners LLC, where he has worked since 2003. He also serves as a director of PayChoice. Prior to joining Great Hill Partners, Mr. Yates was an Associate at Carousel Capital, a middle market leveraged buyout firm, from 2000 to 2003 and an Analyst at Deutsche Banc Alex. Brown in the investment banking group from 1998 to 2000. As a result of these and other professional experiences, Mr. Yates possesses particular knowledge and experience in accounting, finance and capital structure; strategic planning and leadership of complex organizations; and board practices of other entities that strengthen the board's collective qualifications, skills and experience.

Family relationships

        There are no family relationships between any of our executive officers or directors.

Corporate governance

  Board composition

        Our board of directors currently consists of seven members, all of whom were elected as directors under the board composition provisions of our stockholders agreement. The stockholders agreement entitles Great Hill to nominate five members of our board, entitles certain of our stockholders who were affiliated with McCalla Raymer at the time of the Great Hill acquisition to nominate one member of our board and provides that our Chief Executive Officer will be a member of the board. Messrs. Anderson, Mazzilli, Stevens, Vettel and Yates were nominated to our board by Great Hill. Mr. Phelan was nominated to our board by our stockholders who were affiliated with McCalla Raymer at the time of the Great Hill acquisition. The stockholders agreement will terminate upon the consummation of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors.

        Our restated certificate of incorporation, which we will adopt prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until the earlier of his or her death, resignation or removal. Shareholders will elect directors each year at our annual meeting.

        Our restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each director serving a three-year term, and one class of directors being elected at each year's annual meeting of stockholders. Mr. Anderson and Mr. Stevens will serve as Class I directors with an initial term expiring in 2011. Mr. Mazzilli and Mr. Phelan will serve as Class II directors with an initial term expiring in 2012. Mr. Vettel, Mr. Brosnan and Mr. Yates will serve as Class III directors with an initial term expiring in 2013. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

        Our board of directors has determined that all of our directors, other than Messrs. Brosnan and Phelan, will be "independent directors" as defined under the rules of the New York Stock Exchange.

        Upon completion of this offering, Great Hill will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our board of directors consists of "independent directors," as defined under the rules of the New York Stock Exchange;

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  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  for an annual performance evaluation of the nominating and governance committees and compensation committee.

        These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange within the applicable time frame.

  Board committees

        Prior to the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the board of directors as they deem appropriate, and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

  Audit committee

        The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

        Upon completion of this offering, our Audit Committee will consist of Messrs.                         , Mazzilli and Stevens, and Mr. Stevens will serve as the chairperson. The SEC and New York Stock Exchange rules require us to have one independent Audit Committee member upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that Messrs. Mazzilli and Stevens meet the definition of "independent directors" for purposes of serving on an Audit Committee under applicable SEC and New York Stock Exchange rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that Mr. Stevens will qualify as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K.

        Our board of directors will adopt a written charter for the Audit Committee, which will be available on our corporate website at www.prommis.com upon the completion of this offering. Our website is not part of this prospectus.

  Compensation committee

        The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Upon completion of this offering, our Compensation Committee will consist of Messrs. Mazzilli,                         and                         , and Mr. Mazzilli will serve as the chairperson. Our board of directors has affirmatively determined that Messrs.                        and Mazzilli meet the definition of "independent directors" for purposes of serving on a compensation committee under applicable SEC and the New York Stock Exchange rules.

        Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.prommis.com upon the completion of this offering. Our website is not part of this prospectus.

  Corporate governance and nominating committee

        Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

        Upon completion of this offering, our Corporate Governance and Nominating Committee will consist of Messrs. Anderson,                         and                         , and Mr. Anderson will serve as the chairperson. Our board of directors has affirmatively determined that Messrs.                        and Anderson meet the definition of "independent directors" for purposes of serving on a corporate governance and nominating committee under applicable SEC and the New York Stock Exchange rules.

        Our board of directors will adopt a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website at www.prommis.com upon the completion of this offering. Our website is not part of this prospectus.

  Risk oversight

        Our board of directors is currently responsible for overseeing our risk management process. The board focuses on our general risk management strategy and the most significant risks facing Prommis, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

        Following the completion of this offering, our board will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

        Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation committee interlocks and insider participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of ethics

        We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.prommis.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Introduction

        This Compensation Discussion and Analysis describes the compensation arrangements we have with our Named Executive Officers as required under the rules of the SEC. The SEC rules require disclosure for the principal executive officer (our Chief Executive Officer ("CEO")) and principal financial officer (our Chief Financial Officer ("CFO")), regardless of compensation level, any persons who served in such capacities during the last fiscal year regardless of whether they have left our company, and the three most highly compensated executive officers serving at the end of our last completed fiscal year, other than the CEO and CFO. All of these executive officers are referred to in this Compensation Discussion and Analysis as our "NEOs."

        Our NEOs during 2009 are listed in the table below.

Name	Title
Denis A. Brosnan, Jr.	Chief Executive Officer
Jennifer F. Dorris	President
Brandon J. Barnett	Chief Operations Officer
Jay M. Duff	Chief Information Officer
Kenneth M. Goins, Jr.	Former Chief Executive Officer

        Mr. Goins resigned as our CEO on January 16, 2009. In addition, our CFO, Mr. Dunaway, was hired by us in March 2010 to be our Chief Financial Officer and will be considered to be an NEO for future periods. Our business previously operated as a division of McCalla Raymer and was acquired in 2006 by investment funds managed by Great Hill. All of our current NEOs were hired by us subsequent to the Great Hill acquisition. With respect to these NEOs, the board that was put in place upon completion of the Great Hill acquisition has determined compensation for these persons based primarily on negotiations between Great Hill and our NEOs prior to their being hired and Great Hill's past practices and experiences with other executives of its portfolio companies. In 2009, all members of our board participated in deliberations concerning NEO compensation.

        We expect that, prior to the completion of this offering, our board will form a Compensation Committee that will consist of Messrs.                        ,                         and Mazzilli, and the Compensation Committee will undertake a substantial review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives, and philosophy are appropriate after we have become a public company. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Executive Compensation Objectives and Philosophy

        The key objectives of our executive compensation programs are (1) to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage our business; (2) to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and (3) to align the interests of our executive officers and our equity holders through short and long-term incentive compensation programs. For our NEOs, these short- and long-term incentives are designed to accomplish these objectives by providing a significant financial correlation between our financial results and their total compensation.

        A significant portion of the compensation of the NEOs has historically consisted of equity compensation and cash incentive compensation contingent upon the achievement of financial and operational performance metrics. We expect to continue to provide our NEOs with a significant portion of their compensation in this manner. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our company's financial performance. Equity compensation derives its value from our equity value, which is likely to fluctuate based on our financial performance. Payment of cash incentives is dependent on our achievement of pre-determined financial objectives.

        We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles.

  To pay for performance

        Individuals in leadership roles are compensated based on a combination of total company and individual performance factors. Total company performance is evaluated primarily on the degree to which pre-established financial objectives are met. Individual performance is evaluated based upon several individualized leadership factors, including:

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  individual contribution to attaining specific financial objectives;

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  building and developing individual skills and a strong leadership team; and

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  developing an effective infrastructure to support business growth and profitability.

        A significant portion of total compensation is delivered in the form of equity-based award opportunities to directly link compensation with stockholder value.

  To pay competitively

        We are committed to providing a total compensation program designed to retain our highest performing employees and attract superior leaders to our company. We have established compensation levels that we believe are competitive based on our board's experience with pay practices and compensation levels for companies such as ours.

  To pay equitably

        We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, our board considers depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

        In addition to short- and long-term compensation, we have found it important to provide certain of our executive officers with competitive post-employment compensation. Post-employment compensation consists primarily of two main types — severance pay and benefits continuation. We believe that these benefits are important considerations for our executive officer compensation package, as they afford a measure of financial security in the event of certain terminations of their employment and also enable us to secure their cooperation following termination. We have sought to ensure that each combined compensation package is competitive at the time the package is negotiated with the executive officer. We elect to provide post-employment compensation to our executive officers on a case-by-case basis as the employment market, the qualifications of potential employees and our hiring needs dictate.

Compensation Committee Review of Compensation

        We expect that following this offering, our Compensation Committee will review compensation elements and amounts for NEOs on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. We may, but do not currently, use a third party consultant to assist us with determining compensation levels. We expect that each year our head of human resources will compile a report of benchmark data for executive positions for similar companies, including summaries of base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. We have not yet determined the companies that we will benchmark our compensation packages against, but we expect that the Compensation Committee will determine this list after completion of this offering and that it will compare our pay practices and overall pay levels with other leading industry organizations and, where appropriate, with non-industry organizations when establishing our pay guidelines.

        We expect that the CEO will provide compensation recommendations to the Compensation Committee for executives other than himself based on this data and the other considerations mentioned in this Compensation Discussion and Analysis. We expect that the Compensation Committee will recommend a compensation package that is consistent with our compensation philosophy, strategically positioned at the median of the peer group and competitive with other organizations similar to ours. The Compensation Committee will then discuss these recommendations with the CEO and the head of human resources and will make a recommendation to the board, which the board will consider and approve, if appropriate.

        We expect that the Compensation Committee will consider input from our CEO, President and CFO when setting financial objectives for our incentive plans. We also expect that the Compensation Committee will consider input from our CEO, with the assistance of our head of human resources (for officers other than herself), regarding benchmarking and recommendations for base salary, annual incentive targets and other compensation awards. The Compensation Committee will likely give significant weight to our CEO's judgment when assessing performance and determining appropriate compensation levels and incentive awards for our other NEOs.

Elements of Compensation

        As discussed throughout this Compensation Discussion and Analysis, the compensation policies applicable to our NEOs are reflective of our pay-for-performance philosophy, whereby a significant portion of both cash and equity compensation is contingent upon achievement of measurable financial objectives and enhanced equity value, as opposed to current cash compensation and perquisites not directly linked to objective financial performance. This compensation mix is consistent with our performance-based philosophy that the role of executive officers is to enhance equity holder value over the long term.

        The elements of our compensation program are:

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  base salary;

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  performance-based cash incentives;

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  equity incentives; and

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  certain additional executive benefits and perquisites.

        Base salary, performance-based cash incentives and long-term equity-based incentives are the most significant elements of our executive compensation program and, on an aggregate basis, they are intended to substantially satisfy our program's overall objectives. Typically, our board has, and following the offering, the Compensation Committee will seek to, set each of these elements of compensation at the same time to enable our board or Compensation Committee to simultaneously consider all of the significant elements and their impact on compensation as a whole. Taking this comprehensive view of all compensation components allows us also to make compensation determinations that will reflect the principles of our compensation philosophy and related guidelines with respect to allocation of compensation among certain of these elements and total compensation. We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, the individuals involved and their responsibilities and performance.

  Base salary

        We provide a base salary to our executive officers to compensate them for their services during the year and to provide them with a stable source of income. The base salaries for our NEOs in 2009 were established by our board of directors, based in large part on the salaries established for these persons when they were hired or promoted by our company subsequent to the Great Hill acquisition and our board's review of other factors, including:

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  the individual's performance, results, qualifications and tenure;

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  the job's responsibilities;

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  pay mix (base salary, annual cash incentives, equity incentives, perquisites and other executive benefits); and

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  compensation practices in our industry.

        In setting base salaries for 2009, our board considered the factors described above in the context of each NEO's employment situation and the following processes. Messrs. Barnett and Duff were hired near the end of 2008, and because of this timing, our board did not make any adjustments in 2009 to the base salaries that were established when they were hired. With respect to Ms. Dorris, our CEO made a recommendation to the board, and after reviewing this recommendation with our CEO, our board elected to increase Ms. Dorris's salary. Mr. Brosnan was promoted to the position of CEO in 2008. Upon a review of Mr. Brosnan's performance in the first half of 2009, by which time he had served for approximately one year in his new position, our board elected to increase his salary from the level that was established when he was promoted to CEO. When initially establishing compensation levels with Messrs. Barnett's and Duff's hirings and Mr. Brosnan's promotion, our board reviewed several factors including the factors noted above.

        The annual base salaries in effect for each of our NEOs employed by us as of December 31, 2009, or March 1, 2010 in the case of Mr. Dunaway, are as follows.

Name	Annual Salary
Denis A. Brosnan, Jr.	$325,000
Jennifer F. Dorris	300,000
George W. Dunaway	250,000
Brandon J. Barnett	200,000
Jay M. Duff	200,000

        In the future, we expect that salaries for executive officers will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require. As noted above, we expect that the Compensation Committee will recommend a compensation package that is consistent with our compensation philosophy, strategically positioned at market median of our to-be-determined peer group.

  Performance-based cash incentives — Management bonus objectives plan

        We pay annual performance-based cash incentives or bonuses in order to align the compensation of our NEOs with our short- term operational and performance goals and to provide near-term rewards for our NEOs to meet these goals. From time to time, our board has exercised its discretion in determining cash incentive amounts and making individual awards, but generally our performance-based cash incentives are made under our management bonus objectives plan, or "MBO Plan." The bonuses referred to in the employment agreements of Messrs. Brosnan and Dunaway and Ms. Dorris are administered pursuant to the MBO Plan. Our MBO Plan is based on two components: 70% of the bonus opportunity depends on the attainment by our company of objective financial goals, and 30% of the bonus depends on the achievement by each NEO of personal and often subjective performance goals. Each of these components allows us to establish appropriately aggressive performance expectations and incentives that align business performance expectations to the prevailing market and economic conditions.

        Currently, the objective financial goal under our MBO Plan is based on an adjusted EBITDA measure, which we refer to as the "Incentive Measure." The Incentive Measure is calculated in a manner similar to adjusted EBITDA under our senior credit facility but without the senior credit facility's specific dollar limits on the allowed adjustments to EBITDA in determining adjusted EBITDA and excluding the accrual of performance-based cash incentives. We use the Incentive Measure because it measures performance over the periods in which executives can have a significant impact and because it is directly linked to goals under our long-term growth plan. Our board sets goals for the Incentive Measure at the beginning of each year based on an analysis of (1) historical performance; (2) income, expense and margin expectations; (3) financial results of other comparable businesses; (4) economic conditions; and (5) progress toward achieving our strategic plan. We believe our 2009 Incentive Measure target was designed to be realistic and reasonable, but challenging.

        Although the Incentive Measure was used as the financial measure for fiscal 2009 and is being used for 2010, in the future the Compensation Committee may use other objective financial performance indicators for the MBO Plan, including, without limitation, the price of our common stock, shareholder return, return on equity, return on investment, return on capital, revenue growth, economic profit, economic value added, net income, operating income, gross margin, free cash flow, earnings per share, EBITDA (or any derivative thereof) or market share.

        Under the MBO plan, the overall target cash incentive compensation opportunity for each eligible executive is set at a percentage of base salary, and in 2009, this overall target was 50% for each NEO. The threshold, target and maximum MBO Plan payout opportunities of our NEOs for fiscal 2009 are set forth in the "Grants of Plan-Based Awards" table under "— Compensation tables" below. Achievement against the Incentive Measure determines 70% of the actual bonus under the MBO plan. The following table shows each NEO's targets and actual payout as a percentage of base salary for the Incentive Measure component of the MBO Plan for 2009, as well as the values of the Incentive Measure used to determine the payout under the MBO Plan for 2009.

	Fiscal Year 2009
	Incentive Measure component of MBO Plan as a percentage of base salary
Name	Threshold	Target	Maximum	Actual
Denis A. Brosnan, Jr.	14%	35%	51%	35%
Jennifer F. Dorris	14	35	51	35
Brandon J. Barnett	14	35	51	35
Jay M. Duff	14	35	51	35
Incentive Measure (in thousands)	$53,000	$62,709	$70,000	$62,705

        The following table shows each currently employed NEO's targets for the Incentive Measure component of the MBO Plan as a percentage of base salary for 2010. We do not believe that disclosure of our 2010 Incentive Measure performance goals is relevant to an understanding of compensation for our 2009 fiscal year, and we therefore have not disclosed them. In addition, because the components of our Incentive Measures for 2010 contain highly sensitive data, such as our financial performance goals, we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Our 2010 Incentive Measures are intended to be realistic and reasonable, but challenging, in order to drive performance by our NEOs.

	Fiscal Year 2010
	Incentive Measure component of MBO Plan as a percentage of base salary
Name	Threshold	Target	Maximum
Denis A. Brosnan, Jr.	15%	35%	70%
Jennifer F. Dorris	15	35	70
George W. Dunaway	15	35	70
Brandon J. Barnett	15	35	70
Jay M. Duff	15	35	70

        The personal performance goals portion of our MBO Plan represents 30% of the overall bonus opportunity and assumes a target bonus opportunity equal to 15% of the NEO's base salary. The personal performance goals vary for each NEO and are based on specific priorities in the NEO's area of responsibility, which may include, among others, financial and operating performance measures, as well as more subjective goals such as achievement of operational goals or implementation of specific plans or projects in each NEO's area of management. Each year, our CEO and each NEO jointly determine what the NEO's performance priorities will be for the year, and our CEO makes a recommendation to our board. Our board reviews these recommendations, may have further discussions with the CEO or the NEO and then makes a final determination as to the personal performance goals. Our board of directors currently suggests certain personal performance goals to our CEO, following which he makes a recommendation to the board of directors of what his goals for the year should be, and then he and our board finalize his MBO Plan goals. We expect that following this offering our Compensation Committee will more directly determine personal performance priorities and goals for the CEO.

        After our fiscal year 2009 ended, each of our NEOs prepared an assessment of his or her performance against his or her personal performance goals and discussed them with our CEO, who then made a recommendation to our board. Our board reviewed these recommendations, undertook a similar process with our CEO regarding his personal performance goals and made a determination of overall performance against these goals for each NEO. We expect that following this offering our Compensation Committee will more directly assess the performance of our NEOs. As illustrated below, many of the personal performance goals either are qualitative in nature or have a single value or accomplishment as the determinant. Accordingly, the final evaluation made by our board combines often subjective assessments of each of the NEO's goals and does not necessarily involve a mathematical analysis or pre-established weighting of each goal. Our board ultimately determines a single percentage representing overall performance against each NEO's personal goals in the aggregate. That percentage determines how much of the personal performance bonus target, equal to 15% of base salary, the NEO will receive. This 15% amount represents "target" achievement, and the intention of this component of our MBO Plan is that each NEO reaches and ultimately exceeds his or her target. As a result, an NEO that our board determines has exceeded his or her target goals is eligible to receive in excess of 15% of base salary under this component of our MBO Plan.

        The table below details the personal performance objectives for each NEO who were employed as of December 31, 2009 and each NEO's overall performance for 2009 against these personal performance objectives expressed as a percentage of base salary.

	Fiscal Year 2009
		Cash incentive opportunity based on personal performance objectives as a percentage of base salary
Name	Personal performance objectives	Target	Actual
Denis A. Brosnan, Jr.	• Refine our long-term growth strategy. • Recruit and retain members of our senior management team. • Assist direct reports in achieving their performance objectives.	15%	13%
Jennifer F. Dorris	• Improve methodology and quality of staff recruiting and implement employee training and reward programs. • Enhance monthly executive reporting and key metrics information package. • Manage quarterly compliance with debt covenants.	15	15
Brandon J. Barnett	• Maintain budgeted operating margins for each of our operational departments. • Assist our financial planning and analysis team in enhancement of key performance indicators. • Expand and train operational management team.	15	12
Jay M. Duff	• Continue to enhance our technology platform. • Complete consolidation of our network infrastructure. • Enhance the functionality of our ERP system.	15	14

  Equity incentives

        All of our NEOs have received equity incentive grants under our Third Amended and Restated 2006 Stock Option Plan, which is described below, in the form of non-qualified stock options. To date, we have used stock option grants as our principal form of equity incentives because they are an effective means to align the long-term interests of our executive officers with those of our stockholders. The options attempt to achieve this alignment by providing our NEOs with equity incentives that vest over time or upon the occurrence of certain events. The options serve also to reward our NEOs for performance. The value of an option is at risk for the NEO and is entirely dependent on the value of a share of our stock above the option's strike price. The value of our stock is dependent in many ways on management's success in achieving our goals. If the price of our common stock drops, for any reason, over the option's vesting period, the value of the option to the executive will drop and could become worthless if the price of the underlying stock remains below the option's strike price. In determining the number of stock options to be granted to executives, we take into account the individual's position, scope of responsibility, ability to affect profits and shareholder value and the individual's historic and recent performance and the value of stock options in relation to other elements of the individual executive's total compensation.

        We may in the future grant other forms of equity incentives, such as restricted stock or performance shares (shares that vest only upon achievement of performance goals established at the time of grant), subject to the Compensation Committee's discretion, to ensure that our executives are focused on long-term value creation. We expect that the Compensation Committee will periodically review the equity awards previously awarded to management, the performance of our business and the performance of our stock. We expect that the Compensation Committee will establish levels of equity incentive holdings for our NEOs such that the portion of overall compensation that is variable is consistent with our pay-for-performance philosophy and competitive within our industry. The Compensation Committee is expected to determine appropriate levels of equity awards based on these factors and may make additional grants.

        Stock options granted by us to date have an exercise price equal to or greater than the fair market value of our common stock on the date of grant and generally expire ten years after the date of grant. Stock options are subject to vesting, with 50% of the options in each grant vesting over time at a rate of 12.5% of the total grant on each of the first four anniversaries of the vesting start date (which is generally near or within one year of the grant date) and the remaining 50% of the options in each grant vesting at a rate of 12.5% of the total grant per fiscal year over four fiscal years following the grant date or the first anniversary thereof subject to the achievement of performance criteria for each such fiscal year based on the Incentive Measure discussed above. On March 31, 2010, our board determined that the performance criteria for fiscal years 2006, 2007, 2008 and 2009 had been met and that any unvested performance vesting options would vest so long as the recipient remained employed through the end of the remaining applicable fiscal years.

        In connection with the hiring of Messrs. Barnett and Duff, our board of directors believed it was important to establish ownership, and to provide equity incentives, in the form of stock options to align their long-term interests with those of our stockholders, as described above. As such, in February 2009, the board made grants of options exercisable for 367,320 shares of our common stock to each of Messrs. Barnett and Duff. In March 2009, our board of directors reviewed the then current ownership holdings of Mr. Brosnan and made a grant to him of options exercisable for 183,640 shares of our common stock. The exercise price for these options was $6.43 per share. The amount of each of these awards was designed to establish a desired percentage ownership level for each of our NEOs that our board of directors believed was commensurate with their respective roles and responsibilities and based on similarly situated employees of other portfolio companies of Great Hill and other private equity sponsored companies.

  Equity incentives — summary of our current plan

        On March 2, 2010, we adopted our Third Amended and Restated 2006 Stock Option Plan (the "2006 Plan"). The 2006 Plan provides for grants of stock options to our directors, officers and key employees, as well as others performing consulting or advisory services for us. The purpose of the 2006 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with ownership interest in conjunction with our long-term success or the fulfillment of their personal responsibilities. The following is a summary of the material terms of the 2006 Plan, but does not include all of the provisions of the 2006 Plan. For further information about the 2006 Plan, we refer you to the complete copy of the 2006 Plan, which we have filed as an exhibit to the registration statement, of which this prospectus is a part. Following the completion of this offering, we do not expect to make any further grants under the 2006 Plan.

  Administration

        The 2006 Plan is currently administered by the board. Among the board's powers are to determine the amount, terms and conditions of option awards; clarify, construe or resolve any ambiguity in any provision of the 2006 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2006 Plan as it deems necessary or proper. The board has full authority to administer and interpret the 2006 Plan, to grant options under the 2006 Plan, to determine the persons to whom options will be granted, to determine the terms and conditions of each option award, to determine the number of shares of common stock to be covered by each option award and to make all other determinations in connection with the 2006 Plan and the awards there under as the board deems necessary or desirable.

  Available shares

        The aggregate number of shares of common stock with respect to which awards may be granted under the 2006 Plan may not exceed 8,271,800 common shares, which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2006 Plan are for any reason cancelled or forfeited or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2006 Plan.

  Eligibility for participation

        Our directors, officers, employees and consultants are eligible to receive awards under the 2006 Plan. The selection of participants is made by our board.

  Option agreements

        Options granted under the 2006 Plan are evidenced by option agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the board. Each option granted under the plan shall be a nonqualified stock option and not an "incentive stock option" with the meaning of the Internal Revenue Code of 1986, as amended (the "Code").

        The board determines the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, the exercise price, the vesting schedule, if any, and the other material terms of each option. No stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the board at grant and the exercisability of such options may be accelerated by the board.

  Equity incentives — Prommis 2010 Incentive Compensation Plan

        Effective upon the completion of this offering, we will implement the Prommis 2010 Incentive Compensation Plan ("2010 Plan"), in connection with this offering. The 2010 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2010 Plan. The purpose of the 2010 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Plan, but does not include all of the provisions of the 2010 Plan. For further information about the 2010 Plan, we refer you to the complete copy of the 2010 Plan, which we will file as an exhibit to the registration statement, of which this prospectus is a part.

  Administration

        The 2010 Plan will be administered by the Compensation Committee designated by our board of directors. Among the Compensation Committee's powers are to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2010 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2010 Plan as it deems necessary or proper. The Compensation Committee will have full authority to administer and interpret the 2010 Plan, to grant discretionary awards under the 2010 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2010 Plan and the awards thereunder as the Compensation Committee deems necessary or desirable.

  Available shares

        The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2010 Plan or with respect to which awards may be granted may not exceed         shares. The 2010 Plan provides that the number of shares available for issuance under the plan will increase annually by an amount equal to the lesser of (i)         % of the amount of shares of our common stock then outstanding and (ii) such lesser amount as may be determined by our board or the Compensation Committee. The number of shares available for issuance under the 2010 Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2010 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Plan.

  Eligibility for participation

        Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2010 Plan. The selection of participants will be made by the Compensation Committee.

  Award agreement

        Awards granted under the 2010 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the Compensation Committee.

  Stock options

        The Compensation Committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock under the 2010 Plan to board members, eligible employees and consultants. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% stockholder, 110% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

  Stock appreciation rights

        Under the 2010 Plan, the Compensation Committee may grant stock appreciation rights, which we refer to as "SARs," either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. An SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2010 Plan, or such other event as the Compensation Committee may designate at the time of grant or thereafter.

  Restricted stock

        The Compensation Committee may award shares of restricted stock under the 2010 Plan. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

        Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

        If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and are discussed in general below.

  Other stock-based awards

        The Compensation Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2010 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation Committee will determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and discussed in general below.

  Performance awards

        The Compensation Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the Compensation Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

  Performance goals

        The Compensation Committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (28) the fair market value of the a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

        To the extent permitted by law, the Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

        Performance goals may also be based on an individual participant's performance goals, as determined by the Compensation Committee.

        In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

  Change in control

        In connection with a change in control, as defined in the 2010 Plan, the Compensation Committee may accelerate vesting of outstanding awards under the 2010 Plan. In addition, such awards will be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law, (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards, or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

  Stockholder rights

        Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

  Amendment and termination

        Notwithstanding any other provision of the 2010 Plan, our board of directors may at any time amend any or all of the provisions of the 2010 Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2010 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

  Transferability

        Awards granted under the 2010 Plan are generally nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

  Effective date

        The 2010 Plan will be adopted in connection with this offering.

  Additional executive benefits and perquisites

        We provide our executive officers with executive benefits that the board believes are reasonable and in the best interests of the company and its stockholders. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers, including retirement plans, executive medical benefits, life insurance benefits, housing relocation benefits, paid vacation and other perquisites described below. The Compensation Committee, in its discretion, may revise, amend or add to an officer's executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies. We have no current plans to change the levels of benefits provided thereunder.

  Retirement plan benefits

        We offer a 401(k) retirement plan and includes a discretionary match. In 2009, the amount of the discretionary match was equal to 50% of the first 3% of employee savings. The plan is professionally managed and offers over 40 fund choices.

  Health and welfare benefits

        We offer health, dental and vision coverage for all employees. The NEO's cost for those coverages are supplemented by the company.

  Executive life insurance

        We provide $50,000 in basic life coverage, and the NEOs may purchase additional coverage up to $500,000.

  Executive disability insurance

        Each NEO may purchase disability coverage up to $10,000 per month. If the NEO elects to purchase this coverage, we provide supplemental executive disability insurance to bring the total coverage to 60% of their monthly income.

  Perquisites

        We have no structured perquisite benefits, such as club memberships or company vehicles, for any executive officer, including our NEOs.

Accounting and tax considerations

        In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is "performance-based" under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under the plan; or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the "Transition Date"). After the Transition Date, rights or awards granted under the plan, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

        Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

        Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Compensation tables

        The following tables provide information regarding the compensation earned during our most recently completed fiscal year by our NEOs.

  Summary compensation table

        The following table shows the compensation earned by our NEOs during the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Denis A. Brosnan, Jr. Chief Executive Officer	2009	325,000	—	—	375,217	155,188	—	26,491	881,896
Jennifer F. Dorris President	2009	300,000	—	—	—	149,100	—	16,610	465,710
Brandon J. Barnett Chief Operations Officer	2009	200,000	—	—	750,434	99,400	—	26,756	1,076,590
Jay M. Duff Chief Information Officer	2009	200,000	—	—	750,434	99,400	—	16,411	1,066,245
Kenneth M. Goins, Jr. Former Chief Executive Officer	2009	14,645	—	—	—	—	—	299,365	314,010

(1)
Represents the fair value of stock options grants in 2009, calculated in accordance with ASC 718. See Note 13 of our financial statements for additional information, including valuation assumptions used in calculating the fair value of the award. With respect to performance-based awards, this amount is based upon the probable outcome of the performance conditions for such awards as of their respective grant date. Assuming the achievement at the highest level of performance conditions, the maximum aggregate grant date fair value of option awards for 2009, computed in accordance with ASC Topic 718 is as follows: Mr. Brosnan, $375,217; Mr. Barnett, $750,434, and Mr. Duff, $750,434.

(2)
The amount included for Mr. Goins under "All Other Compensation" includes payment of $282,692, subsequent to his ceasing to be our Chief Executive Officer in January 2009, pursuant to his employment agreement negotiated with our board in January 2009. The following table details All Other Compensation paid to each of our other NEOs during fiscal year 2009.

									Qualified Retirement Plan
			Executive Life and Disability Insurance ($)
Name	Tax Payments ($)	Executive Health Benefits ($)		Travel Reimbursement ($)		Housing Allowance ($)		Relocation Benefits ($)	401(k) Company Match ($)	Annual Company Contribution ($)
Denis A. Brosnan, Jr.	—	12,236	1,783	—		—		7,655	4,817	26,491
Jennifer F. Dorris	—	10,370	1,884	—		—		—	4,356	16,610
Brandon J. Barnett	—	5,613	772	14,871	(a)	4,000	(b)	—	1,500	26,756
Jay M. Duff	—	3,884	0	—		—		10,000	2,527	16,411
Kenneth M. Goins, Jr.	—	12,173	—	—		—		—	4,500	16,673

  (a)
  Amount represents reimbursement for the cost of airfare, parking and hotel for travel between Mr. Barnett's home in Pennsylvania and corporate housing and our offices in Atlanta, Georgia.

  (b)
  Amount represents a pro rata share of the cost of corporate housing shared by Mr. Barnett with other employees and contractors.

  Grants of plan-based awards

        During fiscal year 2009, each of our NEOs participated in our performance-based cash incentive plan in which each officer was eligible for awards set forth under "Estimated Potential Payouts Under Non-Equity Incentive Plan Awards" below. The actual payout for the NEOs is set forth above under the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For a detailed discussion of our performance-based cash incentive plan, refer to "— Compensation Discussion and Analysis — Performance-based cash incentives."

        We made grants of non-qualified stock options to our NEOs during fiscal year 2009 as set forth in the table below under "All Other Option Awards: Number of Securities Underlying Options." For a

detailed discussion of our stock options, refer to "— Compensation discussion and analysis — Equity incentives." We did not make any grants to Mr. Goins during 2009.

								All other stock awards: number of shares or stock units (#)	All other option awards: number of securities underlying options (#)		Grant date fair value of stock and award options ($)(2)
		Estimated potential payouts under non-equity incentive plan awards(1)			Estimated potential payouts under equity incentive plan awards					Exercise or base price of option awards ($/sh)
Name	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Denis A. Brosnan, Jr.	April 7, 2009	45,500	162,500	165,750	—	—	—	—	—	—	—
	March 4, 2009	—	—	—	—	91,820	—	—	91,820	6.43	375,217
Jennifer F. Dorris	April 7, 2009	42,000	150,000	153,000	—	—	—	—	—	—	—
Brandon J. Barnett	April 7, 2009	28,000	100,000	102,000	—	—	—	—	—	—	—
	February 28, 2009	—	—	—	—	183,660	—	—	183,660	6.43	750,434
Jay M. Duff	April 7, 2009	28,000	100,000	102,000	—	—	—	—	—	—	—
	February 28, 2009	—	—	—	—	183,660	—	—	183,660	6.43	750,434

(1)
The amounts set forth under "Target" include the objective financial goal portion of the MBO Plan, which represents 70% of the cash incentive opportunity, and the personal performance goals portion, which represents 30% of the cash incentive opportunity. There are no "threshold" or "maximum" amounts established for the personal performance goals portion of the MBO Plan.

(2)
Represents the full grant date fair value of each individual equity award (on a grant-by-grant basis) as computed under FASB ASC Topic 718. See "— Compensation discussion and analysis — Equity incentives."

  Outstanding equity awards at fiscal year-end

        The table below sets forth certain information regarding the outstanding equity awards held by our NEOs as of December 31, 2009.

	Option Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)(1)	Option exercise price ($/sh)	Option expiration date	Grant date
Denis A. Brosnan, Jr.	115,300	807,100	6.10	12/16/18	12/16/08
	22,955	160,685	6.43	3/4/19	3/4/09
Jennifer F. Dorris	329,130	109,710	2.50	2/24/16	2/24/06
	126,250	75,750	2.63	11/15/16	11/15/06
Brandon J. Barnett	—	367,320	6.43	2/28/19	2/28/09
Jay M. Duff	—	367,320	6.43	2/28/19	2/28/09
Kenneth M. Goins, Jr.	—	—	—	—	—

(1)
On each of the first four anniversaries of the applicable vesting start date, 12.5% of the options covered by the respective grant vest and become exercisable. The remaining 50% of the options covered by each grant vest according to performance conditions. See "— Compensation Discussion and Analysis — Elements of compensation — Equity incentives."

  Option exercises and stock vested

        There were no option awards exercised by any of our NEOs during fiscal year 2009, and none of our NEOs hold any other stock awards, including any that vested during fiscal year 2009. When Mr. Goins ceased serving as our CEO in January 2009, we agreed to permit him to exercise his then vested options for a period of approximately one year thereafter. Mr. Goins did not exercise any options during that time.

  Pension benefits

        Our NEOs did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or Compensation Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

  Deferred compensation

        We do not currently provide any deferred compensation program or benefits but may elect to do so in the future.

Employment agreements

  Denis A. Brosnan, Jr.

        We are party to an employment agreement with Mr. Brosnan, our CEO. Under the terms of his agreement, effective September 15, 2008, Mr. Brosnan is entitled to an annual base salary, subject to annual review by our board of directors for potential increase. Currently, Mr. Brosnan's annual base salary under this agreement is $375,000. In addition, Mr. Brosnan's employment agreement provides that he may receive an annual bonus of up to 50% of his base salary, which bonus is paid pursuant to the terms of our MBO Plan. We also pay all premiums and costs for Mr. Brosnan and his family related to the health, medical, disability and group life insurance and other benefits plans.

        The initial term of Mr. Brosnan's employment agreement ends on September 15, 2010 and automatically extends for additional one-year terms on the same terms and conditions unless we or Mr. Brosnan provide written notice to the other party. If we terminate Mr. Brosnan's employment without cause or Mr. Brosnan resigns based upon a change in circumstance, as defined by the employment agreement, Mr. Brosnan is entitled to receive severance equal to (1) twelve months of his then-current base salary; (2) twelve months of his health, medical, life and group life insurance benefits; and (3) a pro-rata bonus payment based upon the number of actual days worked during the bonus period. The foregoing amounts are payable at such times as Mr. Brosnan would have otherwise been entitled to receive them had his employment not been terminated. Mr. Brosnan's receipt of severance is contingent upon execution of a general release of any and all claims arising out of or related to his employment with us and the termination of his employment. If we terminate Mr. Brosnan's employment for cause or Mr. Brosnan does not resign due to a change in circumstance as defined by the employment agreement, Mr. Brosnan is only entitled to receive his base salary earned through the date of termination.

        Mr. Brosnan has also agreed to customary restrictions with respect to the use of our confidential information, and has agreed that all intellectual property developed or conceived by him while he is employed by us which relates to our business is our property. During the term of Mr. Brosnan's employment with us and during the twelve month period immediately thereafter, Mr. Brosnan has agreed not to (1) solicit or hire any of our employees; (2) induce or attempt to induce any customer or licensee (with whom he has had material contacts in the preceding twelve month period) of ours to cease doing business with us; (3) solicit or call upon any customer or client with a view to providing the customer or client with services which we also provide; or (4) participate (directly or indirectly) in any competitive business. During any period in which Mr. Brosnan has breached the above restrictions, we have no obligations to pay Mr. Brosnan any severance described above.

  Jennifer F. Dorris

        We are party to an employment agreement with Ms. Dorris, our President. Under the terms of her agreement, effective March 1, 2010, Ms. Dorris is entitled to an annual base salary of $346,000, subject to annual review thereof by our board of directors for potential increase. In addition, Ms. Dorris's employment agreement provides that she may receive bonuses based upon criteria to be established by the board, which bonus is paid pursuant to the terms of our MBO Plan. Further, Ms. Dorris is also eligible to participate in the Prommis Third Amended and Restated 2006 Stock Option Plan subject to the board's sole discretion, as outlined in the discussion of the 2006 Plan above. Similar to Mr. Brosnan, we also pay all premiums and costs for Ms. Dorris and her family related to the health, medical, disability and group life insurance and other benefits plans in effect at the company.

        Ms. Dorris's employment agreement ends on February 24, 2014. If we terminate Ms. Dorris's employment prior to February 24, 2012 without cause or Ms. Dorris resigns based upon a change in circumstance, as defined by the employment agreement, Ms. Dorris is entitled to receive a severance on similar terms as those in Mr. Brosnan's employment agreement, as outlined above.

        Ms. Dorris has also agreed to customary restrictions with respect to the use of our confidential information, and has agreed that all intellectual property developed or conceived by her while she is employed by us which relates to our business is our property. During the term of Ms. Dorris's employment with us and during the eighteen month period immediately thereafter, Ms. Dorris has agreed not to (1) solicit or hire any of our employees; (2) induce or attempt to induce any customer or licensee of ours (with whom she has had material contacts in the preceding eighteen month period) to cease doing business with us; (3) solicit or call upon any customer or client with a view to providing the customer or client with services which we also provide; or (4) participate (directly or indirectly) in any competitive business. During any period in which Ms. Dorris has breached the above restrictions, we have no obligations to pay Ms. Dorris any severance described above.

  George W. Dunaway

        We are party to an employment agreement with Mr. Dunaway, our Chief Financial Officer. Under the terms of his agreement, effective March 1, 2010, Mr. Dunaway is entitled to an annual base salary of $250,000, subject to annual review thereof by our board of directors for potential increase. In addition, Mr. Dunaway's employment agreement provides that he may receive bonuses of up to 50% of his base salary, subject to criteria established by the board, which bonus is paid pursuant to the terms of our MBO Plan. Further, Mr. Dunaway is also eligible to participate in the Prommis Third Amended and Restated 2006 Stock Option Plan subject to the board's sole discretion, as outlined in the discussion of the 2006 Plan above. Finally, similar to Mr. Brosnan and Ms. Dorris, we also pay all premiums and costs for Mr. Dunaway and his family related to the health, medical, disability and group life insurance and other benefits plans in effect at the company.

        Mr. Dunaway's employment agreement ends on February 24, 2014. If we terminate Mr. Dunaway's employment prior to the end date of the employment agreement without cause or Mr. Dunaway resigns based upon a change of circumstance, as defined by the employment agreement, Mr. Dunaway is entitled to receive a six-month severance on similar terms as those in Mr. Brosnan's employment agreement, as outlined above.

        Mr. Dunaway has also agreed to customary restrictions with respect to the use of our confidential information, and has agreed that all intellectual property developed or conceived by him while he is employed by us which relates to our business is our property. Further, Mr. Dunaway's employment agreement has similar employee non-solicitation and non-hire, customer non-solicitation and non-competition terms as the terms in Ms. Dorris's employment agreement outlined above.

  Kenneth M. Goins, Jr.

        We were party to an employment agreement with Mr. Goins, who served as our Chief Executive Officer until January 2009. Following his departure, pursuant to his employment agreement, Mr. Goins received salary and health benefits coverage for the subsequent twelve month period. As of January 2010, we had no further obligations under this employment agreement.

        Under the terms of the agreement, Mr. Goins was entitled to an annual base salary of $300,000, subject to annual review thereof by our board of directors for potential increase. In addition, Mr. Goins's employment agreement provided that he was eligible for bonuses of up to 50% of his base salary, subject to criteria established by the board. Under certain conditions specified in the employment agreement, Mr. Goins was also entitled to a bonus of $1,500,000 upon the occurrence of a change in control before September 4, 2008. Further, Mr. Goins was also eligible to participate in the Prommis Third Amended and Restated 2006 Stock Option Plan subject to the board's sole discretion. Finally, similar to the employment agreements of Messrs. Brosnan and Dunaway and Ms. Dorris, we also paid all premiums and costs for Mr. Goins and his family related to the health, medical, disability and group life insurance and other benefits plans in effect at the company.

        Mr. Goins also agreed to customary restrictions with respect to the use of our confidential information and assignment of certain intellectual property developed or conceived by him during his employment. Further, Mr. Goins's employment agreement contained similar employee non-solicitation and non-hire, customer non-solicitation and non-competition terms as the terms in Ms. Dorris's and Mr. Dunaway's employment agreements outlined above.

Potential payments upon termination and change in control

        Assuming each NEO's employment was terminated under each of the circumstances set forth below, or a change in control occurred, on December 31, 2009, the estimated values of payments and benefits to each NEO are set forth in the following table. Mr. Goins is not included in the following table because he was not employed as of December 31, 2009 and was not entitled to any benefits upon a change in control as of that date.

        Payments upon certain terminations of employment as set forth in the table below are determined by the terms of the respective NEO's employment agreement. See "— Employment agreements." These terms were negotiated with our NEOs prior to their hiring, based primarily on Great Hill's past practices and experiences with other executives of its portfolio companies. Based on those practices and experiences, our board agreed to these terms, which generally represent one year of severance, in order to be competitive in the employment market in recruiting the NEOs and to provide the NEOs a measure of financial security in the event of certain terminations of employment.

        The amounts payable upon a change in control represent accelerated vesting of options and are determined by the terms of the equity incentive plan under which the options have been granted, which for the table below was our 2006 Plan, and the terms of the grant agreement governing the options. See "— Elements of Compensation — Equity incentives — summary of our current plan." Grant agreements for options under our 2006 Plan generally have provided for 100% acceleration of unvested options for all grantees in connection with a change in control, because our board of directors believes that this accelerated vesting provides our employees an incentive to assist in the successful completion of a change in control transaction.

Name	Benefit	Without cause or for good reason	Death	Change in control
Denis A. Brosnan, Jr.	Base salary continuation	$325,000	$—	$—
	Bonus(1)	162,500	—	—
	Continuation of benefits(2)	13,000	3,000	—
	Vesting of Options	—	—	3,611,658
	Total	500,500	3,000	3,611,658
Jennifer F. Dorris	Base salary continuation	300,000	—	—
	Bonus(1)	150,000	—	—
	Continuation of benefits(2)	15,000	4,000	—
	Vesting of Options	—	—	1,097,140
	Total	465,000	4,000	1,097,140
Brandon J. Barnett	Vesting of Options(2)	—	—	326,456
	Total	—	—	326,456
Jay M. Duff	Vesting of Options(2)	—	—	326,456
	Total	—	—	326,456

(1)
Amounts shown for bonus represent the target bonus the NEO would have earned for fiscal 2009, based on the assumption that the NEO's employment terminated as of the last day of the fiscal year, in accordance with the NEO's employment agreement. The amount set forth in the table reflects 100% of the target bonus under our MBO Plan because this table assumes that the NEOs were terminated as of the last day of the fiscal year and we had not yet determined the amount of the bonuses payable to our NEOs under our MBO Plan for fiscal 2009.

(2)
Amounts shown for continuation of benefits represent estimates for the continuation of health, medical, life and group life insurance benefits afforded to the NEOs and eligible family members in accordance with the NEO's employment agreement: 12 months in connection with a termination without cause or for good reason and three months in the case of death.

        The grant agreements governing the options granted to our NEOs provide that all such options will vest and become exercisable in connection with a change of control. For the purpose of these grant agreements, a change in control is defined as a transaction or series of transactions pursuant to which any person(s) or a group of related persons, other than Great Hill and their affiliates, acquires (i) at least 80% of our capital stock or (ii) all or substantially all of our assets. Had such a change of control occurred on December 31, 2009, all of the options that were not vested as of such time would have vested, and the value of such vested options is shown in the table above and is based upon an estimate of the value of our common stock on December 31, 2009, less the applicable exercise for each vested option.

Director compensation

        Upon election to our board, each of our non-employee directors who are not affiliated with Great Hill was granted options to purchase 95,000 shares of our common stock, subject to an annual vesting over a four-year period from the date of grant. The exercise price of the options was equal to the fair market value of a share of our common stock at the time of grant. The grant date fair value of the options issued to Mr. Anderson in 2009 was $197,481 and the grant date fair value of the options issued to Mr. Stevens in February 2010 was $320,625. In addition, we are party to an employment agreement with Mr. Phelan pursuant to which he was paid $600,000 during 2009. Pursuant to the agreement, Mr. Phelan primarily undertakes special projects at the request of our CEO and also serves on our board.

        Following this offering, we expect that will we pay our independent directors an annual stipend of $25,000 for service on the board. All directors have received and will continue to receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board.

Director and officer indemnification and limitation of liability

        Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law. In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders or (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law.

        In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law. We will also enter into an indemnification priority agreement with Great Hill to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by Great Hill and other related matters.

        There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2010, after giving effect to the conversion of shares of our preferred stock, and the anticipated beneficial ownership percentages immediately following this offering, by:

  •
  each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Each stockholder's percentage ownership before the offering is based on 32,018,760 shares of our common stock outstanding as of May 31, 2010 (as adjusted to reflect at that date the conversion of all shares of our preferred stock into common stock). Each stockholder's percentage ownership after the offering is based on                        shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to                        additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2010 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on                        shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

		Percentage of Shares Beneficially Owned
Name	Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholder
Great Hill Funds(1)	21,329,800	66.6%
Daniel D. Phelan	3,182,840	9.4
Executive Officers and Directors
Denis A. Brosnan, Jr.(2)	276,510	*	*
Jennifer F. Dorris(3)	590,340	1.8
George W. Dunaway	—	—	—
Brandon J. Barnett(4)	91,830	*	*
Jay M. Duff(5)	91,830	*	*
Daniel D. Phelan(6)	3,182,840	9.4
Matthew T. Vettel(1)	21,329,800	66.6
Philip G. Yates	—	—	—
J. Larry Stevens	—	—	—
William P. Anderson	—	—	—
All executive officers and directors as a group (10 persons)(7)	25,379,490	72.9%

*
Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)
Includes 134,040 shares held by Great Hill Investors, LLC ("GHI"), 305,160 shares held by Great Hill Affiliate II, L.P. ("GHAP II"), 8,010,160 shares held by Great Hill Equity Partners II, Limited Partnership ("GHEP II"), 12,880,440 shares held by Great Hill Equity Partners III, L.P. ("GHEP III", and together with GHI, GHAP II and GHEP II, the "Great Hill Funds"). Each of the Great Hill Funds is an investment fund, principally engaged in the business of making private equity and other investments. Great Hill Partners GP II, LLC ("GP II") is the sole general partner of GHEP II and GHAP II and as such may be deemed to have indirect beneficial ownership of the shares held by GHEP II and GHAP II. Great Hill Partners GP III, L.P. ("GHEP III GP") is the sole general partner of GHEP III and as such may be deemed to have indirect beneficial ownership of the shares held by GHEP III. GHP III, LLC ("GHP III", and together with GP II and GHEP III GP, the "General Partners") is the sole general partner of GHEP III GP and as such may be deemed to have beneficial ownership of the shares held by GHEP III. Christopher S. Gaffney and John G. Hayes are managers of GHI and the General Partners and as such may be deemed to have indirect beneficial ownership of the shares held by the Great Hill Funds, and each of them disclaims beneficial ownership of the shares held by the Great Hill Funds except to the extent of his pecuniary interests in such shares. Stephen F. Gormley is a manager of GHI and GP II and as such may be deemed to have indirect beneficial ownership of the shares held by GHI, GHEP II and GHAP II, and disclaims beneficial ownership of the shares held by GHI, GHEP II and GHAP II except to the extent of his pecuniary interests in such shares. Matthew T. Vettel, a member of our board of directors, is a manager of GHP III and a partner of GHI and as such may be deemed to have indirect beneficial ownership of the shares held by the Great Hill Funds, and disclaims beneficial ownership of the shares held by the Great Hill Funds except to the extent of his pecuniary interests in such shares. The principal business office of the Great Hill Funds, the General Partners and Messrs. Gaffney, Gormley, Hayes and Vettel is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

(2)
Includes options for 276,510 shares of our common stock that are exercisable within 60 days of May 31, 2010.

(3)
Includes options for 590,340 shares of our common stock that are exercisable within 60 days of May 31, 2010.

(4)
Includes options for 91,830 shares of our common stock that are exercisable within 60 days of May 31, 2010.

(5)
Includes options for 91,830 shares of our common stock that are exercisable within 60 days of May 31, 2010.

(6)
Includes options for 1,755,280 shares of our common stock that are exercisable within 60 days of May 31, 2010.

(7)
Includes options for 2,805,790 shares of our common stock that are exercisable within 60 days of May 31, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Our board of directors currently is primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, we expect that our audit committee will be responsible for review, approval and ratification of "related-person transactions" between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, the audit committee will consider:

  •
  the nature of the related person's interest in the transaction;

  •
  the material terms of the transaction, including the amount involved and type of transaction;

  •
  the importance of the transaction to the related person and to our company;

  •
  whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

  •
  any other matters the audit committee deems appropriate.

        Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

        Other than compensation agreements and other arrangements which are described under "Executive Compensation," and the transactions described below, since January 1, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

McCalla Raymer Agreements

        Certain of our stockholders who were affiliated with McCalla Raymer at the time of the Great Hill acquisition (the "MR Stockholders") and optionholders are partners, equityholders, former partners, managers and employees of McCalla Raymer, including our Vice Chairman, Mr. Phelan, who served as a member of the management committee of McCalla Raymer. Collectively, the MR Stockholders hold shares of our Preferred Stock and, in the case of Mr. Phelan, options exercisable for shares of our common stock representing in the aggregate more than 15% of our common stock on an as converted fully-diluted basis before giving effect to this offering. The following summarizes certain agreements we have entered into with McCalla Raymer.

  McCalla Raymer acquisition agreement

        On February 24, 2006, we entered into a Contribution Agreement (the "MR Acquisition Agreement") with McCalla Raymer and certain of its affiliates, pursuant to which we acquired certain non-legal bankruptcy, foreclosure and REO business processing assets from McCalla Raymer and such affiliates for approximately $137.0 million in cash and the issuance of shares representing 19.1% of our then outstanding preferred stock, which shares were transferred immediately upon closing to the MR Stockholders. The MR Acquisition Agreement contains customary representations, warranties and covenants, as well as customary indemnification provisions. The representations and warranties of the parties have expired other than certain fundamental representations and warranties made to us concerning organization, authorization, certain tax matters, affiliate transactions and brokers. The

MR Acquisition Agreement includes a covenant by McCalla Raymer and its affiliates that are parties to the agreement that they will not compete with the business that we acquired from McCalla Raymer for a period of five years.

  McCalla Raymer services agreement

        On January 12, 2010, one of our wholly-owned subsidiaries, Prommis Solutions, LLC, entered into an Amended and Restated Services Agreement (the "MR Services Agreement") with McCalla Raymer. The MR Services Agreement amended and restated a Services Agreement that was entered into between the parties in connection with the MR Acquisition Agreement. Pursuant to the MR Services Agreement, we serve as the exclusive provider of non-legal foreclosure and bankruptcy processing, REO settlement and certain other support services to McCalla Raymer. The MR Services Agreement includes a fee schedule for our services, which is subject to annual negotiations to consider any changes that are appropriate to reflect changes in circumstances regarding the provision of services and to annual increases based upon the consumer price index. The term of the MR Services Agreement expires on February 24, 2026. We may terminate the MR Services Agreement in the event that a material breach by McCalla Raymer has occurred and such breach has not been cured within 180 days after written notice. McCalla Raymer may terminate the MR Services Agreement in the event that (i) we materially breach the agreement and do not cure such breach within 180 days after written notice and (ii) a nationally recognized legal counsel approved by us advises McCalla Raymer in writing that such breach will have a material adverse effect on McCalla Raymer's ability to continue its business.

  Noncompetition agreements

        In connection with the MR Acquisition Agreement, we entered into noncompetition agreements with certain of the MR Stockholders, including Mr. Phelan, which restrict such individuals from competing with the business we acquired from McCalla Raymer for a period of five years.

Stockholders Agreement

        We and each of our stockholders, other than stockholders who obtained their shares of our stock solely through an exercise of stock options, are party to an Amended and Restated Stockholders Agreement, dated as of April 11, 2006 (as amended, the "Stockholders Agreement"). The Stockholders Agreement provides Great Hill and the MR Stockholders with rights relating to the nomination of our board of directors. The Stockholders Agreement provides also for certain transfer restrictions that terminate upon consummation of this offering and certain information rights. The Stockholders Agreement will terminate upon completion of this offering.

Registration Rights Agreement

        On April 11, 2006, we entered into an Amended and Restated Registration Rights Agreement (the "Registration Agreement") with funds affiliated with Great Hill, the MR Stockholders, Ares Capital Corporation, RBS Equity Corporation, C&B Fund II, L.P. and C&B Fund II (PF), L.P., pursuant to which we agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. The shares of common stock held at any time by the parties to the Registration Rights Agreement are referred to as "Registrable Securities."

        We refer to the right to require us to register shares as a "demand right" and the resulting registration a "demand registration." At any time following the earlier of (1) 180 days after this offering and (2) the expiration of the underwriter lock up period in connection with this offering, the holders of at least 40% of the Registrable Securities may make up to two demands for registration on Form S-1 and, if available to us, an unlimited number of demands for registration on Form S-3, so long as the aggregate offering value of any securities to be offered pursuant to a demand registration on Form S-3 is at least $10,000,000.

        Each holder of Registrable Securities may request to participate in, or "piggyback" on, registrations of any of our securities for sale by us or by a third party. We refer to this right as a "piggyback right" and the resulting registration as a "piggyback registration." The piggyback right does not apply to this offering, a demand registration, a registration on Form S-4 or S-8 and certain other exceptions.

        The foregoing registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. For instance, we are not required to make a demand registration on Form S-1 within 90 days of either a prior demand registration on Form S-1 or a prior piggyback registration, unless those stockholders with piggyback rights were unable to register all the shares they wished to in the prior piggyback registration. In addition, holders of Registrable Securities may not make any public sale of our equity securities (including sales under Rule 144) during a period before and after the effectiveness of a demand registration or a piggyback registration that is agreed to for such holder by the underwriter managing the offering in connection with such registration.

        The underwriters in any demand registration will be selected by the holders of a majority of Registrable Securities, and the underwriters in any piggyback registration that is underwritten will be selected by the holders of a majority of the shares that are included in the piggyback registration. Other than underwriting discounts and commissions and brokers' commissions, we will pay all registration expenses in connection with a registration, as well as reasonable fees for one legal counsel to the stockholders participating in such registration. In connection with registrations pursuant to the Registration Agreement, we have agreed to indemnify the holders of Registrable Securities with respect to certain liabilities under the securities laws.

Five Star Lease and Services

        Our Vice Chairman, Mr. Phelan, owns a 50% interest in Five Star Shredding, Inc. ("Five Star"), a Georgia company that provides record storage and management services. We are party to an agreement to sublet a portion of our Alpharetta, Georgia facility to Five Star in return for monthly rent payments. In 2009, Five Star paid us approximately $166,000 under the sublease agreement. We also have a contract with Five Star pursuant to which Five Star provides record storage and management services to us. In 2009, we paid approximately $87,000 to Five Star for its services. As 50% owner of Five Star, Mr. Phelan has a 50% interest in any profit or loss with respect to Five Star's transactions with us.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        We are party to a Credit and Guaranty Agreement dated February 9, 2007 among Prommis Solutions, LLC, E-Default Services LLC, Statewide Tax and Title Services LLC, Statewide Publishing Services LLC and Nationwide Trustee Services, Inc. as borrowers, and Prommis Solutions Holding Corp. and certain of our subsidiaries as guarantors, The Royal Bank of Scotland plc, as administrative agent, collateral agent, documentation agent, swingline lender, issuing bank and lender, RBS Securities Corporation, as sole lead arranger, sole book runner and syndication agent, and certain lenders. All obligations under the senior credit facility are guaranteed by Prommis Solutions Holding Corp. and certain of our subsidiaries and secured by a first priority lien on substantially all of the assets of Prommis Solutions Holding Corp. and our subsidiaries. In connection with the completion of this offering, we expect to enter into an amendment to our senior credit facility that will, among other things, permit us to repay our senior subordinated notes using a portion of the net proceeds of this offering as described under "Use of Proceeds." We are currently negotiating this amendment and have not finalized any of the terms.

        The senior credit facility consists of a $110.0 million initial term loan (which was used to finance certain acquisitions, refinance certain indebtedness and for working capital and other general corporate purposes), a commitment for delayed draw term loans of up to $50.0 million (to be used to finance certain specified acquisitions) and a revolving commitment of up to $10.0 million. The senior credit facility also allows for swing line advances of up to $1.0 million and up to $1.0 million to be available in the form of letters of credit, in each case as part of the revolving commitment. In addition, we may from time to time request to establish additional incremental term loan commitments in the total amount not to exceed $40.0 million, to be used solely to finance acquisitions permitted under the senior credit facility. As of March 31, 2010, we had no revolving loans outstanding, no letters of credit outstanding and $10.0 million of availability under our revolving credit facility. As of March 31, 2010, we had $94.2 million of initial term loans outstanding and $27.6 million of delayed draw term loans outstanding.

        The revolver commitment is scheduled to expire on February 9, 2012 and the initial term loan commitment and the delayed draw term loan commitments are scheduled to expire on February 9, 2013. The incremental term loan commitments, if any, will have a maturity date no later than February 9, 2013.

        Borrowings under the senior credit facility bear interest, at our election, either (i) at a rate equal to LIBOR (increased by a ratio based on the Federal Reserve's applicable Eurocurrency liabilities reserve requirements) plus an applicable margin rate or (ii) the base rate, which is defined as the higher of The Royal Bank of Scotland plc's prime lending rate and 0.50% per annum above the federal funds rate, plus an applicable margin rate; provided that swingline loans are available as base rate borrowings only. The applicable margin rate is determined based on the current total leverage ratio. The applicable margin rate for LIBOR-based advances is 3.00% per annum if total leverage ratio is greater than 4.0:1; and 2.75% per annum if total leverage ratio is equal to or less than 4.0:1. The applicable margin rate for base rate-based advances is 2.00% per annum if total leverage ratio is greater than 4.0:1; and 1.75% per annum if total leverage ratio is equal to or less than 4.0:1.

        Annual commitment fees payable under the senior credit facility are based on 0.50% of the average daily unused revolving commitment during each fiscal quarter. Additionally, annual fees for outstanding letter of credit balances are payable at the applicable margin rate for LIBOR-based advances based on the average daily aggregate amount during the fiscal quarter of all letters of credit outstanding. There is also an annual fronting fee of 0.25% based on the average daily aggregate available amount of all letters of credit outstanding during the fiscal quarter. Finally, there is an annual commitment fee payable to lenders holding delayed draw term loan commitments equal to the difference between the total delayed draw term commitment amount and the outstanding delayed draw term loans multiplied by: (i) 1.00% per annum at any time that the amount of outstanding delayed draw term loans is less than or equal to 50% of the delayed draw term loan commitments, or (ii) 0.75% per annum at any time that the amount of outstanding delayed draw term loans is greater than 50% of the delayed draw term loan commitments. All such fees are payable quarterly in arrears.

        Principal payments for the delayed draw term loans and the incremental term loans, if any, are due quarterly on the last day of each March, June, September and December commencing on the first such date following the initial borrowing of the applicable delayed draw term loan or incremental term loan, in an amount equal to 0.25% of the aggregate principal amount of the outstanding delayed draw term loan or incremental term loan, as applicable, with the balance due and payable on the final maturity date of such loan. Interest payments under the senior credit facility are due (i) for base rate-based advances, quarterly on the last day of each March, June, September and December and the final maturity date for such loan and (ii) for LIBOR-based advances, on the last day of the interest periods of one, two, three and six months (or if available to all lenders, twelve months), and additionally every three months after the first day of the interest period for interest periods of greater than three months.

        Voluntary prepayments are permitted in whole or in part, without premium or penalty, upon three business days notice to the agent in the case of LIBOR-based loans and one business day notice to the agent in the case of base rate-based loans, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

        Mandatory prepayments under the senior credit facility are required upon (i) asset sales, in the amount equal to the net sale proceeds, provided that we have an option to reinvest such proceeds within 180 days of receipt thereof in long-term productive assets of the general type used in the our business; (ii) receipt of insurance or condemnation proceeds, in the amount equal to the net proceeds thereof, provided that we have an option to reinvest such proceeds within 180 days of receipt thereof in long-term productive assets of the general type used in the our business (including repair, restoration and replacement), to the extent that such proceeds do not exceed $500,000 in the aggregate; (iii) issuance of equity securities (with certain exceptions), in the amount equal to 50% of proceeds of such issuance; (iv) issuance of debt, in the amount equal to 100% of such proceeds; and (v) delivery of annual financial statements, in the amount equal to 75% of consolidated excess cash flow (minus voluntary prepayments) if the total leverage ratio is greater than 3.0:1, or 50% of consolidated excess cash flow (minus voluntary prepayments) if the total leverage ratio is 3.0:1 or less. In connection with the completion of this offering, we expect to enter into an amendment to our senior credit facility that will, among other things, permit us to repay our senior subordinated notes using a portion of the net proceeds of this offering as described under "Use of Proceeds."

        Borrowings under the senior credit facility are subject to the accuracy of representations and warranties in all material respects, the absence of any defaults and no material adverse effect. Additional conditions are imposed on the delayed draw term loan borrowings.

        The senior credit facility contains customary covenants and restrictions on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; sales and leasebacks; the ability to change the nature of our business or fiscal year; the ability to amend the terms of our senior subordinate notes and other material agreements, including organizational documents; and permitted activities.

        The senior credit facility requires us to maintain a certain interest coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010, the interest coverage ratio may not be less than 2.5:1; for the fiscal quarter ending June 30, 2010, the interest coverage ratio may not be less than 2.6:1; for the fiscal quarter ending September 30, 2010, the interest coverage ratio may not be less than 2.7:1, for the fiscal quarter ending December 31, 2010, the interest coverage ratio may not be less than 2.8:1, and for the fiscal quarter ending March 31, 2011 and every fiscal quarter thereafter, the interest coverage ratio may not be less than 3.0:1. The senior credit facility also requires us to maintain a certain fixed charge coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and the fiscal quarter ending June 30, 2010, our fixed charge coverage ratio may not be less than 1.45:1; for the fiscal quarter ending September 30, 2010 and every fiscal quarter thereafter, our fixed charge coverage ratio may not be less than 1.5:1. In addition, the senior credit facility requires us to maintain a total leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and the fiscal quarter ending June 30, 2010, our total leverage ratio may not exceed 4.0:1; for the fiscal quarter ending September 30, 2010, our total leverage ratio may not exceed 3.75:1, and for the fiscal quarter ending December 31, 2010 and every fiscal quarter thereafter, our total leverage ratio may not exceed 3.5:1. The senior credit facility also requires us to maintain a senior leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and every fiscal quarter thereafter, our senior leverage ratio may not exceed 2.0:1. Finally, the senior credit facility limits the amount of consolidated capital expenditures we may incur in any fiscal year to $3.0 million; provided that we may carry over 50% of the unused amount of consolidated capital expenditures for any fiscal year into the next fiscal year.

        Events of default under the senior credit facility include, but are not limited to, (1) failure to pay principal, interest, fees or other amounts under the senior credit facility when due taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the senior credit facility subject to certain grace periods; (4) a cross-default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a certain threshold; (7) a change of control; (8) certain defaults under the Employee Retirement Income Security Act of 1974; and (9) the invalidity or impairment of any loan document or any security interest.

Senior Subordinated Notes

        We issued 13.5% senior subordinated notes pursuant to a purchase agreement, dated as of February 9, 2007, as amended, among Prommis Solutions, LLC and certain of our subsidiaries, as borrowers, The Royal Bank of Scotland plc, as purchaser, and certain lenders, the proceeds of which were used to finance certain specified acquisitions and to refinance certain indebtedness. As of March 31, 2010, $100.5 million of our senior subordinated notes were outstanding. We expect to prepay all indebtedness outstanding under the senior subordinated notes using a portion of the net proceeds of this offering.

        All obligations under our senior subordinated notes are guaranteed by Prommis Solutions Holding Corp. and our subsidiaries (other than the borrowers) and secured by a lien on substantially all of the assets of Prommis Solutions Holding Corp. and our subsidiaries, such obligations and such lien subordinated to the obligations incurred and the lien granted under the senior credit facility in accordance with an intercreditor agreement.

        The senior subordinated notes are due February 9, 2014 and bear interest at the rate of 13.5% per annum payable quarterly on the last day of each March, June, September and December. We have an option to pay up to 2.0% of the interest per annum in kind.

        The senior subordinated notes are subject to redemption, at our election, at par, upon not less than 10 or more than 60 days' notice, subject to certain minimum redemption amount requirements. Subject to either full repayment and termination of the senior credit facility or obtaining the required consent thereunder, we are required to make an offer to purchase the notes, at par, within 30 days of the occurrence of any one of the following events: (i) a change of control, (ii) any sale of all or substantially all of our assets or business or any of our subsidiaries or (iii) an initial public offering of the capital stock of our company or any of our subsidiaries.

        The senior subordinated notes are governed by customary covenants and restrictions on our activities, including, but not limited to, limitations on: the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; sales and leaseback transactions; the ability to change the nature of the borrowers' business or their fiscal year; the ability to amend the terms of the senior credit facility and other material agreements, including organizational documents; and permitted activities.

        The senior subordinated notes require us to maintain a certain interest coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010, our interest coverage ratio may not be less than 2.25:1; for the fiscal quarter ending June 30, 2010, our interest coverage ratio may not be less than 2.3:1; for the fiscal quarter ending September 30, 2010, our interest coverage ratio may not be less than 2.4:1, and for the fiscal quarter ending December 31, 2010 and every fiscal quarter thereafter, our interest coverage ratio may not be less than 2.5:1. We are also required to maintain a certain fixed charge coverage ratio as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2009 and every fiscal quarter thereafter, our fixed charge coverage ratio may not be less than 1.3:1. In addition, we are required to maintain a total leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and the fiscal quarter ending June 30, 2010, our total leverage ratio may not exceed 4.5:1; for the fiscal quarter ending September 30, 2010, our total leverage ratio may not exceed 4.25:1; and for the fiscal quarter ending December 31, 2010 and every fiscal quarter thereafter, our total leverage ratio may not exceed 4.0:1. We are also required to maintain a senior leverage ratio below a certain level as of the last day of each fiscal quarter. For the fiscal quarter ending March 31, 2010 and every fiscal quarter thereafter, our senior leverage ratio may not exceed 2.5:1. Finally, we are limited in the amount of consolidated capital expenditures that we may incur in any fiscal year to $3.2 million; provided that we may carry over 50% of the unused amount of consolidated capital expenditures for any fiscal year into the next fiscal year.

        Events of default under the senior subordinated notes include, but are not limited to, (1) failure to pay principal, interest, fees or other amounts under the terms of the senior subordinated notes when due taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the senior subordinated notes subject to certain grace periods; (4) a cross-default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied final judgments over a certain threshold; (7) certain defaults under the Employee Retirement Income Security Act of 1974; and (8) the invalidity or impairment of any loan document.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,250,000 shares of preferred stock, par value $0.01 per share, of which 1,150,000 shares have been designated from Series A convertible preferred stock. On May 31, 2010, there were 800,030 shares of our Series A convertible preferred stock outstanding, held of record by 30 stockholders and 17,560 shares of our common stock outstanding, held of record by 1 shareholder.

        Prior to the completion of this offering, we will amend and restate our certificate of incorporation to (1) give effect to a            -for-1 stock split, (2) extinguish the current class of preferred stock upon closing of the offering and (3) authorize shares of a new class of undesignated preferred stock. After the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock and 5,000,000 shares of unclassified preferred stock.

        After giving effect to this offering, the conversion of our preferred stock into common stock, the stock split and the amendment of our certificate of incorporation, there will be outstanding                        shares of common stock and no shares of preferred stock.

        As of May 31, 2010, there were 6,791,018 shares of our common stock subject to outstanding options at a weighted average exercise price of $5.47.

Common stock

  Voting rights

        Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

  Dividend rights

        Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. For additional information, see "Description of Certain Indebtedness," and "Dividend Policy."

  Liquidation rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

  Other rights

        Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

  Listing

        We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol "PRMS."

Series A Preferred Stock

        As of May 31, 2010, there were 800,030 shares of our preferred stock outstanding with an aggregate liquidation value of $83.9 million. Each share of our preferred stock is mandatorily convertible and will be converted into 40 shares of common stock upon the consummation of this offering at a conversion price of $2.50 per share. Accordingly, there will be no shares of our preferred stock outstanding after the completion of the offering. Additionally, our restated certificate of incorporation will extinguish this class of preferred stock.

Undesignated Preferred Stock

        Our restated certificate of incorporation will authorize our board of directors to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Registration Rights

        For a description of the registration agreement we have entered into with our shareholders, see "Certain Relationships and Related Party Transactions."

Corporate Opportunity

        Our restated certificate of incorporation will provide that the doctrine of "corporate opportunity" will not apply against Great Hill, or any of our directors who are employees of, or affiliated with, Great Hill, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        Our restated certificate of incorporation and bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

  Undesignated preferred stock

        The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

  Classified board of directors

        Our restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, our certificate of incorporation will provide that directors may only be removed from the board of directors with cause and by an affirmative vote of 66 2/3% of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

  Requirements for advance notification of stockholder meetings, nominations and proposals

        Our restated bylaws will provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board, or upon the request of the chief executive officer. Our restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

  Stockholder action by written consent

        Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's certificate of incorporation provides otherwise. Our restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

  Business combinations with interested stockholders

        We will elect in our restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our restated certificate of incorporation will contain provisions that have the same effect as certain portions of Section 203 that relate to acquisition transactions, except that they will provide that any persons to whom Great Hill sells their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                                    .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        Upon completion of this offering, we will have                        shares of common stock outstanding. Of these shares of common stock, the                         shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                        shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

        In general, under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period. Holders who acquired their common stock upon the conversion of our outstanding preferred stock will be permitted to "tack" the holding period of their preferred stock to the holding period of their common stock for purposes of establishing these six-month or one-year holding periods.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of                        ; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

        As described above in "Certain Relationships and Related Transactions — Registration Agreement," following the completion of this offering, subject to the 180-day lock-up period described above, certain of our existing stockholders will be entitled, subject to certain exceptions, to demand that the we register under the Securities Act all or any portion of their shares. Following this offering, holders of an aggregate of                  shares will be entitled to demand that we register the shares of common stock held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

        We and each of our officers and directors and certain stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Credit Suisse Securities (USA), LLC and Deutsche Bank Securities Inc. For additional information, see "Underwriting."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

  •
  a foreign estate or foreign trust.

        In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

        This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

  •
  U.S. expatriates;

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  controlled foreign corporations;

  •
  passive foreign investment companies; and

  •
  investors in pass-through entities that are subject to special treatment under the Code.

        Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

        If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

        If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

  •
  if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a "tax home" (as defined in the Code) in the U.S.; or

  •
  we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes, and certain other conditions are met.

        We believe that we have not been and are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

        We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

        In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S.-related person"), information reporting and backup withholding tax generally will not apply.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

        Recently enacted legislation generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than 10 percent of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. This legislation generally is effective for payments made after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

        THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and William Blair & Company, L.L.C. are acting as representatives, the following respective numbers of shares of common stock.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
William Blair & Company, L.L.C.
SunTrust Robinson Humphrey, Inc.
Oppenheimer & Co. Inc.
Stephens Inc.
RBS Securities Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        Subject to certain exceptions, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension.

        Our directors, officers and certain holders of our common stock and preferred stock have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension.

        We have agreed to indemnify the underwriters and Credit Suisse Securities (USA) LLC in its capacity as Qualified Independent Underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the New York Stock Exchange under the symbol "PRMS."

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the underwriters and the board of directors. The principal factors expected to be considered in determining the initial public offering price include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

        The underwriters and their affiliates have performed, and may in the future perform, certain commercial banking, financial advisory and investment banking services to us in the ordinary course of business, for which they would receive customary fees. For a discussion of certain conflicts of interests involving certain of the underwriters see "— Conflicts of Interest" below.

        With respect to our Senior Credit Facility (i) RBS Securities Corporation, an affiliate of RBS Securities Inc., served as sole lead arranger, sole book runner and syndication agent; and (ii) The Royal Bank of Scotland plc, an affiliate of RBS Securities Inc., served as administrative agent, collateral agent, documentation agent, swing line lender, issuing bank and a lender. In addition, The Royal Bank of Scotland plc is a lender under the purchase agreement for our Senior Subordinated Notes. For additional information, see "Description of Certain Indebtedness."

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

        We intend to use a portion of the net proceeds from the sale of our common stock in this offering to repay indebtedness owed by us to The Royal Bank of Scotland plc, a lender under our credit facilities and an affiliate of RBS Securities Inc., a FINRA member and one of the underwriters of this offering. See "Use of Proceeds" in this prospectus. Because more than 5% of the net proceeds of this offering of our common stock will be used to repay amounts owed to The Royal Bank of Scotland plc, this offering will be conducted in compliance with the requirements of NASD Conduct Rule 2720 of FINRA. NASD Conduct Rule 2720 of FINRA requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse Securities (USA) LLC. In addition, RBS Equity Corporation, an affiliate of RBS Securities Inc., was a purchaser of our Series A Preferred Stock under a Purchase Agreement dated February 24, 2006 and holds approximately 3.1% of our equity securities.

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the common stock to the public in that Relevant Member State at any time,

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of the common stock to the public" in relation to any of the common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe any of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Kirkland & Ellis LLP represents entities affiliated with Great Hill and its affiliates in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of Prommis Solutions Holding Corp. as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

        You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

        Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, www.prommis.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

        We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Report of Ernst & Young LLP, an Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 (unaudited)	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010 (unaudited)	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Prommis Solutions Holding Corp.

        We have audited the accompanying consolidated balance sheets of Prommis Solutions Holding Corp. as of December 31, 2008 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prommis Solutions Holding Corp. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 23, 2010

PROMMIS SOLUTIONS HOLDING CORP.

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Share and Par Value Amounts)

			As of March 31,	Pro Forma Stockholders' Equity as of March 31, 2010 (See Note 1)
	As of December 31,
	2008	2009	2010
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,979	$12,252	$20,436
Restricted cash	150	150	150
Trust accounts	10,616	11,630	41,286
Accounts receivable, net of allowance for bad debts	45,982	66,011	64,045
Unbilled revenue	21,371	28,531	30,471
Prepaid expenses and other current assets	859	1,074	1,412
Deferred tax assets	239	1,113	1,191
Deferred processing costs	1,242	1,365	1,414

Total current assets	89,438	122,126	160,405
Property and equipment, net of accumulated depreciation	3,825	4,634	4,564
Internally developed software, net of accumulated depreciation	3,438	5,541	5,870
Goodwill	53,848	53,848	53,848
Intangible assets, net of accumulated amortization	208,090	186,351	180,917
Debt issuance cost	6,453	5,000	4,637
Other assets	103	169	216

Total assets	$365,195	$377,669	$410,457

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$25,476	$32,314	$32,443
Trust account liabilities	10,603	11,615	41,271
Accrued expenses	9,107	14,006	14,321
Accrued interest expense	722	405	395
Current maturities of long-term debt	7,795	9,445	9,445

Total current liabilities	53,703	67,785	97,875
Long-term liabilities:
Long-term debt, less current maturities	222,940	212,484	212,913
Other long-term liabilities	1,576	2,753	2,851
Noncurrent deferred tax liabilities	11,138	8,654	6,204
Interest rate swap	2,574	—	—

Total long-term liabilities	238,228	223,891	221,968
Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 17,560 shares issued and outstanding, 2008, 2009 and March 31, 2010 (unaudited) and 32,018,760 pro forma (unaudited)	—	—	—	$320
Preferred stock, $0.01 par value, 1,250,000 shares authorized, 1,150,000 designated as Series A convertible preferred stock, 800,030 shares issued and outstanding, 2008, 2009 and March 31, 2010 (unaudited); and 5,000,000 shares authorized and undesignated, no shares issued and outstanding pro forma (unaudited)	8	8	8	—
Additional paid-in capital	85,434	90,295	94,652	94,340
Accumulated deficit	(12,178)	(4,310)	(4,046)	(4,046)

Total stockholders' equity	73,264	85,993	90,614	$90,614

Total liabilities and stockholders' equity	$365,195	$377,669	$410,457

See accompanying notes.

PROMMIS SOLUTIONS HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Share and Per Share Data)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Revenue	$128,068	$192,973	$254,917	$54,972	$68,215
Operating expenses:
Cost of revenue	68,130	112,671	153,563	33,265	42,075
Selling, general, and administrative expense	24,495	30,991	46,621	13,416	14,357
Depreciation and amortization expense	19,685	25,351	25,625	6,282	6,582
Loss on disposal of assets	—	1,988	—	—	—

Total operating expenses	112,310	171,001	225,809	52,963	63,014

Operating income	15,758	21,972	29,108	2,009	5,201
Other income and expense:
Interest expense, net	20,633	24,997	20,393	5,563	4,701

(Loss) income before income tax provision	(4,875)	(3,025)	8,715	(3,554)	500
Income tax expense (benefit)	1,028	(1,079)	847	(1,621)	236

Net (loss) income	(5,903)	(1,946)	7,868	(1,933)	264
Undeclared cumulative dividends	6,848	7,990	8,631	2,065	2,236

Net loss attributable to common stock	$(12,751)	$(9,936)	$(763)	$(3,998)	$(1,972)

Net loss per common share:
Basic and diluted	$—	$(860.56)	$(43.45)	$(227.68)	$(112.30)

Pro forma basic and diluted (unaudited)			$(0.02)		$(0.06)

Weighted average number of shares used to compute net loss per share:
Basic and diluted	—	11,546	17,560	17,560	17,560

Pro forma basic and diluted (unaudited)			32,018,760		32,018,760

See accompanying notes.

PROMMIS SOLUTIONS HOLDING CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands, Except Share Amounts)

	Series A Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2006	746,001	$7	—	$—	$75,374	$(4,329)	$71,052
Issuance of preferred stock	54,029	1	—	—	9,322	—	9,323
Stock issued to employees exercising stock options	—	—	21,960	—	55	—	55
Purchase of treasury stock	—	—	(21,960)	—	(66)	—	(66)
Share-based compensation expense	—	—	—	—	404	—	404
Net loss	—	—	—	—	—	(5,903)	(5,903)

Balance at December 31, 2007	800,030	8	—	—	85,089	(10,232)	74,865
Stock issued to employees exercising stock options	—	—	17,560	—	44	—	44
Share-based compensation expense	—	—	—	—	301	—	301
Net loss	—	—	—	—	—	(1,946)	(1,946)

Balance at December 31, 2008	800,030	8	17,560	—	85,434	(12,178)	73,264
Stock issued to employees exercising stock options	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	4,861	—	4,861
Net income	—	—	—	—	—	7,868	7,868

Balance at December 31, 2009	800,030	8	17,560	—	90,295	(4,310)	85,993
Stock issued to employees exercising stock options (unaudited)	—	—	—	—	—	—	—
Share-based compensation expense (unaudited)	—	—	—	—	4,357	—	4,357
Net income (unaudited)	—	—	—	—	—	264	264

Balance at March 31, 2010 (unaudited)	800,030	$8	17,560	$—	$94,652	$(4,046)	$90,614

See accompanying notes.

PROMMIS SOLUTIONS HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Operating activities
Net (loss) income	$(5,903)	$(1,946)	$7,868	$(1,933)	$264
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation and amortization expense	19,685	25,351	25,625	6,282	6,582
Share-based compensation expense	404	301	4,861	4,122	4,357
Provisions for doubtful accounts and warranty	1,058	3,099	5,960	658	1,157
Non-cash interest expense	3,753	4,481	1,563	409	209
Deferred income taxes	781	(3,223)	(4,001)	(1,621)	(2,528)
(Loss) gain on disposal of assets	(19)	1,988	—	—	—
Changes in operating assets and liabilities, net of the effects of the acquisitions:
Accounts receivable	(18,124)	(10,340)	(19,988)	(2,938)	1,828
Unbilled revenue	(2,083)	(10,314)	(7,160)	(6,367)	(1,940)
Prepaid and other current assets	(393)	(104)	(338)	(602)	(338)
Accounts payable	556	11,308	6,838	2,305	129
Accrued expenses	1,354	(532)	(1,756)	2,672	(61)
Other long-term liabilities	78	1,023	1,177	175	98
Other changes, net	130	(596)	203	(16)	(96)

Net cash provided by operating activities	1,277	20,496	20,852	3,146	9,661
Investing activities
Purchases of property and equipment	(1,853)	(2,818)	(2,747)	(1,220)	(429)
Internally developed software	(1,358)	(4,096)	(4,051)	(852)	(977)
Proceeds from the sale of property and equipment	24	—	—
Acquisition of business, net of cash acquired	(125,317)	(404)	—	—	—

Net cash used in investing activities	(128,504)	(7,318)	(6,798)	(2,072)	(1,406)
Financing activities
Proceeds from issuance of preferred stock	55	—	—	—	—
Purchase of treasury stock	(66)	44	—	—	—
Borrowings from line of credit	4,500	—	24,000
Proceeds from issuance of debt	235,000	—	—
Payments on line of credit	—	(4,500)	(24,000)
Payment of term loan	(110,074)	(6,473)	(10,781)	(7,574)	(71)
Payment of deferred debt issuance costs	(4,383)	—	—	—	—

Net cash provided by (used in) financing activities	125,032	(10,929)	(10,781)	(7,574)	(71)
(Decrease) increase in cash and cash equivalents	(2,195)	2,249	3,273	(6,500)	8,184
Cash and cash equivalents at beginning of period	8,925	6,730	8,979	8,979	12,252

Cash and cash equivalents at end of period	$6,730	$8,979	$12,252	$2,479	$20,436

Cash interest paid	$19,589	$20,999	$18,970	$5,197	$4,547

Cash income taxes paid	$—	$2,030	$4,420	$—	$2,106

See accompanying notes.

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

        All references to "we," "us," and "our" mean Prommis Solutions Holding Corp. and all entities owned or controlled by Prommis Solutions Holding Corp., except where it is made clear that the term only means the parent company.

Presentation

        Prommis Solutions Holding Corp. is a provider of technology-enabled processing services for the default resolution sector of the United States residential mortgage industry. Our solutions support the full lifecycle of loans in default and include foreclosure, bankruptcy, loss mitigation, loan settlement processing and other related loan services, such as posting and publication, tax examination and title search. We operate in one reportable segment.

        We began our operations on a stand-alone basis on February 24, 2006, through the purchase of certain technology and operational assets of a large real estate law firm located in Atlanta, Georgia.

Principles of Consolidation

        The accompanying consolidated financial statements include the results of our operations and the results of our wholly owned subsidiaries. We have eliminated all significant intercompany accounts and transactions in consolidation.

        The financial statements reflect the 40-for-1 common stock split. See Note 14.

Unaudited Pro Forma Stockholders' Equity

        We have filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission for the proposed initial public offering of shares of our common stock (the "IPO"). If the IPO contemplated by this prospectus is consummated, all of the Series A Convertible Preferred Stock outstanding will automatically convert into 32,001,200 shares of common stock based on the shares of Series A Convertible Preferred Stock outstanding as of March 31, 2010. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the Series A Convertible Preferred Stock, is set forth on the balance sheets.

Use of Estimates

        The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during our reporting period. On an ongoing basis we evaluate our estimates. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under applicable circumstances; however, our actual results could differ from those estimates.

Unaudited Interim Financial Information

        The accompanying unaudited interim consolidated balance sheet as of March 31, 2010, the consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2010, and the consolidated statement of changes in stockholders' equity and comprehensive income for the three months ended March 31, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP on the same basis as the audited

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated financial statements and, in the opinion of management, reflect all adjustments consisting of normal recurring accruals considered necessary to present fairly our financial position at March 31, 2010, and the results of operations and cash flows for the three months ended March 31, 2009 and 2010. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Cash and Cash Equivalents

        We consider cash and cash equivalents to be cash on hand and all short-term investments that have an initial maturity of 90 days or less.

Trust Account Assets and Liabilities

        We collect amounts from homeowners in connection with our foreclosure default services. We hold these funds in trust accounts until such time as the default action settles.

Concentration of Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, and trade accounts receivable. With respect to accounts receivable, we do not generally require collateral and believe that any credit risk is substantially mitigated by the nature of our customers.

        Cash is maintained with financial institutions located within the United States. Deposits with these banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

        With respect to accounts receivable, three customers accounted for approximately 95%, 50%, 60%, 63% (unaudited) and 62% (unaudited) of our revenue for the years ended 2007, 2008, and 2009, and the three months ended March 31, 2009 and 2010, respectively. The loss of any of these customers would have a significant impact on our future results of operations and cash flows. We have historically collected these accounts receivable within terms. We maintain reserves for potential credit losses and processing errors on customer accounts when deemed necessary.

Derivative Financial Instruments

        We utilize derivative instruments primarily to mitigate interest rate risk and to comply with a requirement that we enter into an interest rate swap agreement on an amount of indebtedness equal to not less than 50% of the Term Loan for a term of not less than three years. During 2007, we entered into an interest rate swap agreement which modifies our interest rate exposure by effectively converting a portion of our variable-rate debt to fixed-rate debt. We did not designate the derivative as a hedge. As a result, the derivative liability at December 31, 2008 and 2009 is recognized in the Consolidated Balance Sheet at fair value with the entire offset recognized as interest expense, net in the Consolidated Statements of Operations. In 2009, the derivative liability was recorded in accrued expenses in the Consolidated Balance Sheets as the settlement is short-term in nature. The interest rate swap expired on March 31, 2010.

Property and Equipment

        Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets: computer equipment and vehicles, three years; office equipment, five

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years; and furniture and fixtures, seven years. Leasehold improvements are amortized over the shorter of their useful life or the remaining lease term of the associated facility.

Capitalized Software

        Capitalized software includes purchased technology associated with acquisitions and capitalized internal development costs. Purchased technology is initially recorded based on the fair value allocated at the time of acquisition. We capitalize certain qualifying development costs associated with internal use software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project during the application development stage. Costs incurred during the preliminary project stage, as well as costs for maintenance and training, are expensed as incurred. Capitalized software costs are amortized on a product-by-product basis using the estimated economic life of the product on a straight-line basis, generally three to five years.

Goodwill

        Goodwill relates to the excess of cost over the fair value of net assets resulting from an acquisition. Our goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset is more likely than not impaired, in which case a test would be performed sooner. For purposes of impairment testing, we have determined that there is one single segment and reporting unit based on our organizational structure, the financial information that is provided to and reviewed by management and aggregation criteria of the components that are economically similar. The impairment testing is a two-step process. The first step is to identify a potential impairment by comparing the fair value of the reporting unit with its carrying amount. We determined the fair value of its reporting units using a combination of an income approach using discounted cash flow analysis and a market approach comparing actual market transactions of businesses that are similar to those of ours. In addition, market multiples of publicly traded guideline companies were also considered. We considered the relative strengths and weaknesses inherent in the valuation methodologies utilized in each approach. The discounted cash flow analysis requires us to make various judgmental assumptions, including assumptions about future cash flows, growth rates and weighted average cost of capital (discount rate). The assumptions about future cash future cash flows and growth rates are based on the current and long-term business plans. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows. If necessary, the second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount in excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in a similar manner as the determination of goodwill recognized in a business combination. We allocate the fair value of to all of the assets and liabilities, including intangible assets, as if it had been acquired in a business combination. Any excess of the fair value of over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

        The valuation methodologies described above that are used by us have been consistent for all years presented.

Identified Intangible Assets

        Identified intangible assets consist of non-compete agreements, customer relationships, product technology and trade names and are amortized on a straight line basis over the estimated lives of the related assets. We review long-lived assets for impairment whenever events indicate that their carrying amount may not be recoverable. If such a review were required, estimated undiscounted future cash

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

flows associated with these assets or operations are compared with their carrying value to determine if a write-down to fair value is required (normally measured by the expected present value technique). There were no indicators of impairment for fiscal years 2008 or 2009.

Revenue Recognition

        We generate revenue by providing mortgage default resolution processing services directly to mortgage servicers and indirectly through our law firm customers. Our revenue is derived from our foreclosure and bankruptcy resolution processing, as well as through other services such as loss mitigation and loan settlement processing services. Our foreclosure services include revenue from other related loan services including posting and publication, automated mail services, tax searches and title examinations. We generally charge a transaction-based fee for each service that we provide. The fees for our services are based on contractual arrangements with our mortgage servicer, law firm and other customers. Bankruptcy processing and loan settlement processing services are based upon fees negotiated and set forth in the service agreements with our law-firm customers. The prices for our other services, such as posting and publications, automated mail services, tax searches and title examinations and loss mitigation are established in negotiation with our customers. In connection with mortgage default processing services provided directly to mortgage lender and loan servicers in California, we have pass-through items such as trustee sale guarantees. We follow the guidance of ASC 605-45 Principal Agent Considerations. Accordingly, we have concluded that such expenses should be recorded net, and have recorded them as such in our consolidated financial statements. Other reimbursable costs, including advertising, postage and title examination fees, that we incur on behalf of our customers are required by ASC 605-45 to be recorded gross, in revenue and cost of revenue.

        In most cases, we bill our customers when the services that we perform are completed. For some of our mortgage servicer customers, we do not bill for some of the initial services such as posting and publication and automated mail services until certain billing milestones are completed. In these cases, the revenue for these initial services is recorded as unbilled revenue. As of December 31, 2008 and 2009, and March 31, 2010, we recorded an aggregate $21.4 million, $28.5 million and $30.5 million (unaudited), respectively, as unbilled revenue.

Accrued Warranty Obligations

        We warrant the quality of our services to our customers. If we determine that we did not perform our services suitably, we either correct the problem or provide credits to our customers for the fees related to those services and costs. Service delivery issues which are resolved by our correcting the problem result in additional cost of revenue. Credits or refunds issued to our customers are recorded as a reduction of revenue. The warranty obligation is accrued at the time of service completion based on management estimates, which are developed from historical information and are subject to change. The amount expected to be paid in a subsequent period is $485,000, $783,000, and $661,000 (unaudited) as of December 31, 2008 and 2009, and March 31, 2010, respectively, and is classified in accrued expenses in the accompanying Consolidated Balance Sheets.

Share-Based Compensation

        We recognize compensation expense equal to the grant-date fair value for all share-based payment awards that are expected to vest. This expense is recorded on a straight-line basis over the requisite service period of the entire award, unless the awards are subject to performance conditions, in which case we recognize compensation expense over the requisite service period of each separate vesting tranche. We recognize compensation expense for our performance share options when our board has determined that the performance criterion have been met and we have communicated the board's

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decision to our employees. All compensation expense related to our share-based payment awards is recorded in selling, general, and administrative expense in our Consolidated Statements of Operations. We determine the grant-date fair value of our share-based payment awards using a Black-Scholes model. See Note 13 for more information regarding the assumptions used in estimating the fair value of stock options.

Income Taxes

        We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of our assets and liabilities. We establish valuation allowances if we believe that it is more likely than not that some or all of our deferred tax assets will not be realized. We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. We record interest and penalties related to unrecognized tax positions in interest expense, net and other nonoperating income (expense), net, respectively, on our Consolidated Statements of Operations.

Net Loss per Common Share

        Net loss per common share is determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted common share amounts are determined by assuming the issuance of common stock for all potentially dilutive equivalent shares outstanding. The computation of dilutive shares outstanding excludes the common equivalent shares related to stock options and warrants as we had net losses and the effect would be anti-dilutive.

        Pro forma basic and diluted net loss per common share has been calculated to give effect to the conversion of our Series A Convertible Preferred Stock (using the if-converted method) into common

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock as though the conversion had occurred on the original dates of issuance as follows (in thousands, except share and per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Numerator:
Net loss	$(5,903)	$(1,946)	$7,868	$(1,933)	$264
Effect of undeclared cumulative dividends	6,848	7,990	8,631	2,065	2,236

Net loss attributable to common stock	$(12,751)	$(9,936)	$(763)	$(3,998)	$(1,972)

Denominator:
Weighted average common shares outstanding (basic)	—	11,546	17,560	17,560	17,560
Effect of dilutive securities	—	—	—	—	—

Weighted average common shares outstanding (diluted)	—	11,546	17,560	17,560	17,560

Net loss per share

Basic and diluted	$—	$(860.56)	$(43.45)	$(227.68)	$(112.30)

        The following table shows the weighted-average common equivalent shares related stock options and warrants that would have been included in diluted earnings per share had we recorded net income as of the respective dates:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Weighted average common share equivalents of potentially dilutive securities:
Convertible preferred stock	30,626,069	32,001,200	32,001,200	32,001,200	32,001,200
Stock options	666,457	387,505	1,457,605	1,441,683	412,625

Total	31,292,526	32,388,705	33,458,805	33,442,883	32,413,825

Recently Issued Financial Accounting Standards

        In June 2009, the Financial Accounting Standards Board (FASB) issued a standard that established the FASB Accounting Standards Codification (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental GAAP. The ASC did not change current GAAP, but was intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and therefore is effective for us in the fourth quarter of fiscal 2009. This standard did not have an impact on our consolidated results of operations or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial condition. However, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

        In December 2007, the FASB issued and, in April 2009, amended a new business combinations standard codified within FASB Accounting Standards Codification (the "ASC") 805, Business Combinations (formerly Statement of Financial Accounting Standards No. ("FAS") 141(R), Business Combinations), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The standard also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The intent of the amendment is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This standard was effective as of January 1, 2009. Our adoption will apply prospectively to business combinations completed on or after that date.

        In April 2008, the FASB issued a new standard codified in ASC 350, Intangibles — Goodwill and Other (formerly FAS 142, Goodwill and Other Intangible Assets), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The objective is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under accounting standards. This standard applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, which is our fiscal year 2009. The standard was applied prospectively to intangible assets acquired after the effective date.

        We adopted the provisions of ASC 740, Income Taxes, (formerly Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2009. Among other things, ASC 740 requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. It further requires that a change in judgment related to prior years' tax positions be recognized in the quarter of such change. In connection with the implementation of ASC 740, we did not recognize a liability for unrecognized tax benefits.

2.     Accounts Receivable

        The details of accounts receivable consist of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Accounts receivable	$46,524	$66,433	$64,605
Less allowance for doubtful accounts	(542)	(422)	(560)

	$45,982	$66,011	$64,045

        Accounts receivable represents amounts billed to our customers. The allowance for doubtful accounts represents our estimate of uncollectible accounts receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Property and Equipment

        The details of property and equipment consist of the following (in thousands):

	December 31,		March 31
	2008	2009	2010
			(unaudited)
Computer equipment	$3,247	$4,196	$4,386
Computer software	1,262	2,125	2,296
Furniture and fixtures	1,945	2,046	2,080
Office equipment	744	1,453	1,487
Leasehold improvements	326	451	451
Vehicles	13	13	13

Total	7,537	10,284	10,713
Less accumulated depreciation and amortization	(3,712)	(5,650)	(6,149)

Property and equipment, net	$3,825	$4,634	$4,564

        Depreciation expense totaled $848,000, $1,658,000, and $1,938,000 for the years ended December 31, 2007, 2008, and 2009, respectively, and $521,000 (unaudited) and $499,000 (unaudited) for the three months ended March 31, 2009 and 2010, respectively.

4.     Internally Developed Software

        The details of internally developed software consist of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Internally developed software	$3,969	$8,020	$8,996
Less accumulated amortization	(531)	(2,479)	(3,126)

Internally developed software, net	$3,438	$5,541	$5,870

        Amortization expense related to internally developed software totaled $60,000, $471,000, and $1,948,000 for the years ended December 31, 2007, 2008, and 2009, respectively, and $326,000 (unaudited) and $647,000 (unaudited) for the three months ended March 31, 2009 and 2010, respectively.

5.     Acquisitions

        On November 14, 2007, we acquired 100% of the outstanding stock of Cal-Western Reconveyance Corporation, Interface Inc. and Reliable Reconveyance Corporation for an aggregate purchase price of $57.9 million including $50.1 million of cash, $5.6 million of Series A Convertible Preferred Stock, and $2.2 million of transaction costs. Also, on November 14, 2007, we entered into an asset purchase agreement for certain technology and operational assets and related employees of a law firm operating primarily on the west coast of the United States for an aggregate purchase price of $18.0 million, including $15.8 million of cash, $1.8 million of Series A Convertible Preferred Stock, and $444,000 of transaction costs. The following table summarizes the fair values of the assets acquired and liabilities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumed. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The fair value of the identifiable intangible assets was based on third-party valuations.

	Stock Purchase	Asset Purchase
	(In Thousands)
Cash	$511	$486
Restricted cash	150	—
Accounts receivable	8,487	—
Trust accounts	16,507	—
Unbilled revenue	7,709	—
Other current assets	220	—
Deferred processing costs	1,070	—
Property and equipment	755	125
Identified intangible assets	46,530	15,507
Goodwill	24,772	1,850

Total assets acquired	106,711	17,968
Total liabilities assumed	(48,792)	—

Net assets acquired	$57,919	$17,968

        On February 9, 2007, we entered into an asset purchase agreement for substantially all of the technology and operational assets and related employees with a law firm operating primarily in the southeastern region of the United States for an aggregate purchase price of $31.4 million, including $29.2 million of cash, $1.0 million of Series A Preferred Stock, and $1.1 million of transaction costs. Also, on February 9, 2007, we entered into an asset purchase agreement for certain technology and operational assets and related employees with another law firm operating in seven states for an aggregate purchase price of $30.0 million, including $28.0 million of cash, $1.0 million of Series A Preferred Stock, and $0.9 million of transaction costs. The following table summarizes the fair values of the assets acquired and liabilities assumed. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The fair value of the identifiable intangible assets was based on third-party valuations.

	Asset Purchase	Asset Purchase
	(In Thousands)
Cash	$750	$—
Other current assets	—	1,112
Property and equipment	63	—
Identified intangible assets	25,800	25,770
Goodwill	5,109	3,046

Total assets acquired	31,722	29,928
Total liabilities assumed	(349)	—

Net assets acquired	$31,373	$29,928

        Approximately $10.0 million of the goodwill related to these acquisitions is deductible for tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Identified Intangible Assets

        Intangible assets consist of the following (in thousands):

	Weighted- Average Amortization Period	Cost	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	4.9 years	$50,000	$34,971	$15,029
Customer relationships	20 years	194,580	31,212	163,368
Product technology	4.5 years	11,497	8,278	3,219
Trade names	20 years	5,500	765	4,735

Total identifiable intangible assets		$261,577	$75,226	$186,351

        We recorded amortization expense relating to intangible assets of $18.7 million, $23.2 million, and $21.7 million for the years ended December 31, 2007, 2008, and 2009, respectively, and $5.4 million (unaudited) and $5.4 million (unaudited) for the three months ended March 31, 2009 and 2010, respectively. The following is a schedule of future estimated amortization expense at December 31, 2009 (in thousands):

2010	$21,739
2011	15,724
2012	10,703
2013	10,004
2014	10,004
Thereafter	118,177

Total future expected amortization expense	$186,351

7.     Long-Term Borrowings

        On February 9, 2007, we entered into a Credit and Guaranty Agreement with a lender institution which also owns less than 5% of our outstanding preferred stock (the "Credit Agreement"). The Credit Agreement provides for a $110.0 million term facility ("Term Loan") maturing on the sixth anniversary of the closing date and initially provided for a $30.0 million Acquisition Delayed Draw Term Loan ("Delayed Draw Loan") maturing on the sixth anniversary. The Term Loan was fully drawn at the closing date while the Delayed Draw Loan was undrawn. On March 29, 2007, the Delayed Draw Loan was increased to $50.0 million. On November 14, 2007, we drew down $30.0 million of the Delayed Draw Loan. We agreed to guarantee the obligations under the Credit Agreement by granting a first priority lien on substantially all of our assets, including a pledge of all of the capital stock.

        The Credit Agreement also provides for a $10.0 million revolving credit facility maturing on the fifth anniversary of the closing date. No amounts were drawn against this facility as of December 31, 2009 and $4.5 million was drawn as of December 31, 2008. The revolving credit facility is secured with interest payable at LIBOR plus 3.00% (Eurodollar borrowings) or Prime plus 2.00% (Base Rate borrowings) with a rate of 5.14% and 4.17% at December 31, 2008 and 2009, respectively.

        On February 9, 2007, we entered into a Purchase Agreement with the same lender institution (the Purchase Agreement). The Purchase Agreement provided for $55.0 million in Senior Subordinated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes maturing on the seventh anniversary of the closing date. On November 14, 2007, the Purchase Agreement was amended to provide for an additional $40.0 million in Senior Subordinated Notes.

        Long-term debt as of December 31, 2008 and 2009 consists of the following (in thousands):

	2008	2009	March 31, 2010
			(unaudited)
Term Loan Facility, secured, interest payable at LIBOR plus 3.00% (Eurodollar borrowings) or Prime plus 2.00% (Base Rate borrowings) (4.17% at December 31, 2009), due February 9, 2013	$103,074	$94,246	$94,246
Delayed Draw Term Loan, secured, interest payable at LIBOR plus 3.00% (Eurodollar borrowings) or Prime plus 2.00% (Base Rate borrowings) (4.19% at December 31, 2009), unused portion of $20.0 million at December 31, 2009, 0.25% quarterly principal amortization with balance due February 9, 2013	29,627	27,675	27,604
Unsecured senior subordinated notes, 11.50% cash interest payable quarterly and 2.00% deferred interest, due February 9, 2014	98,034	100,008	100,508

Total debt	230,735	221,929	222,358
Less current portion	7,795	9,445	9,445

Long-term debt	$222,940	$212,484	$212,913

        Both the Credit Agreement and Purchase Agreement contain affirmative, negative, and financial covenants including, among other things, limits on the incurrence of indebtedness and the creation of liens, restrictions on investments and dispositions, restrictions on disposal of subsidiary interests, limitations on dividends, other restricted payments and capital expenditures, a minimum interest coverage ratio and fixed charge coverage ratio, and a maximum total leverage ratio and senior leverage ratio. We were in compliance with all covenants at December 31, 2009.

        The Credit Agreement includes mandatory prepayment provisions related to items including assets sales, insurance/condemnation proceeds, issuance of additional debt or equity securities, as defined, and consolidated excess cash flow, as defined in the debt agreement. The consolidated excess cash flow payment is based on adjusted EBITDA, as defined in the debt agreement, changes in working capital, as defined, and any other voluntary prepayments of principal. The consolidated excess cash flow amounts due in the second fiscal quarter of fiscal year 2010 and 2009 are $9.4 million and $7.5 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        Principal maturities at December 31, 2009 are as follows (in thousands):

2010	$9,445
2011	273
2012	270
2013	111,933
2014	100,008

$221,929

        In conjunction with the establishment of the long-term borrowings, we paid $10.3 million of debt issuance cost, which is being amortized over the term of the agreements. We recorded amortization expense of $1.2 million, $1.5 million and $1.5 million for the years ended December 31, 2007, 2008, and 2009 and $364,000 (unaudited) and $364,000 (unaudited), respectively, for the three months ended March 31, 2009 and 2010, respectively. Debt issuance cost, net of accumulated amortization, as of December 31, 2008, December 31, 2009 and March 31, 2010 is $6.5 million, $5.0 million, and $4.6 million (unaudited), respectively.

8.     Interest Rate Swap

        On March 2, 2007, we entered into an interest rate swap agreement, which effectively converted 50% of the Term Loan from variable-rate debt to fixed-rate debt.

        Effective January 1, 2008, we adopted ASC 820, Fair Value Measurements and Disclosures (formerly FAS 157, Fair Value Measurements), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

        The three levels of inputs used to measure fair value are as follows:

    Level 1 — Quoted prices in active markets for identical assets or liabilities.

    Level 2 — Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

    Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

        Our adoption of ASC 820 did not have a material impact on our Consolidated Financial Statements. We have segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The fair value of the swap at December 31, 2008 and 2009 of $2.6 million and $654,000, respectively, was determined using Level 2 inputs, and is included in accrued expenses in the accompanying Consolidated Balance Sheets as of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2009. As this derivative is not designated as a hedge, the change in fair value was recorded as interest expense, net in the Consolidated Statement of Operations. The interest rate swap expired on March 31, 2010.

9.     Commitments and Contingencies

        We lease our office space and certain equipment under lease agreements. Several of the real estate lease agreements include escalation clauses throughout the term of the lease. Total expense under all operating lease agreements for the years ended December 31, 2007, 2008, and 2009 and the three months ended March 31, 2009 and 2010, was $4.5 million, $5.7 million, $6.4 million, $1.3 million (unaudited) and $1.2 million (unaudited), respectively. Future minimum rental payments under these leases at December 31, 2009 are as follows (in thousands):

Year ended December 31,
2010	$5,482
2011	5,499
2012	4,938
2013	4,294
2014	4,250
Thereafter	22,215

$46,678

10.   Equity

        Our Certificate of Incorporation authorizes 101.3 million shares of capital stock, consisting of 1.3 million shares of Preferred Stock and 100.0 million shares of common stock. Each of the Preferred Stock and the common stock has a par value of $0.01 per share. The Preferred Stock has one designated series, Series A Convertible Preferred Stock with voting rights. Dividends on each share of Series A Convertible Preferred Stock accrue at the rate of 8% annually and are paid at the board's discretion. As of December 31, 2008 and 2009, $20.1 million and $28.7 million, respectively, of undeclared and unpaid dividends had accrued. In the event of a conversion of the Preferred Stock into Common Stock in a qualified stock offering as defined in our Certificate of Incorporation, the accumulated dividends would not be paid.

        At the time of our formation, 746,001 shares of Series A Convertible Preferred Stock were issued, all of which remain outstanding as of December 31, 2009. On February 9, 2007, an additional 16,666 shares of Series A Convertible Preferred Stock were issued in conjunction with the two acquisitions that occurred on that date. Also, on November 14, 2007, 37,363 shares of Series A Convertible Preferred Stock were issued in conjunction with the two acquisitions that occurred on that date. The Convertible Preferred Stock is convertible into common stock at the option of each holder, or automatically upon the completion of an initial public offering, at an initial conversion rate of one share of common stock per share of Series A Convertible Preferred Stock, and at a conversion rate of 40 shares of common stock per share of Series A Convertible Preferred Stock after giving effect to the 40-for-1 stock split. See Note 14.

        During 2007, an employee exercised stock options for 21,960 shares of common stock. We repurchased those shares as treasury stock and retired them. During 2008, an employee exercised stock options for 17,560 shares of common stock which remain outstanding as of December 31, 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.   Income Taxes

        We recognized $1,028,000, $(1,079,000), $847,000, $(1,621,000) (unaudited), and $236,000 (unaudited) of income tax expense (benefit) for the years ended December 31, 2007, 2008, and 2009, and the three months ended March 31, 2009 and 2010, respectively.

        The provisions for income taxes for the fiscal years ended December 31 include (in thousands):

	2007	2008	2009
Current tax expense:
Federal	$153	$1,731	$4,654
State	94	413	194

	247	2,144	4,848
Deferred tax expense (benefit):
Federal	839	(2,680)	(1,143)
State	(58)	(543)	(2,858)

	781	(3,223)	(4,001)

Provision for income taxes	$1,028	$(1,079)	$847

        Income taxes differ from the amounts computed by applying the federal income tax rate of 35%. A reconciliation of this difference is as follows (in thousands):

	2007	2008	2009
Taxes calculated at federal rate	$(1,657)	$(1,028)	$3,050
State income tax, net of federal benefit	(111)	(93)	(617)
Exclusion of certain meals and entertainment expenses	37	54	24
Effect of deferred rate change	—	—	(629)
Deferred tax adjustments	—	—	(981)
Other	(73)	(12)	—
Decrease in valuation allowance	2,832	—	—

Total	$1,028	$(1,079)	$847

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of our assets and liabilities. The following table outlines the principal components of deferred income tax items (in thousands):

	2008	2009
Current deferred tax assets (liabilities):
Bad debt	$130	$149
Accrued vacation	25	85
Prepaid expenses	(103)	(209)
Warranty reserve	187	277
Interest rate swap	—	232
Net operating loss	—	517
Other	—	62

Total current deferred tax assets, net	239	1,113
Noncurrent deferred tax assets:
Amortization of non-compete agreements	4,279	6,584
Amortization of technology	1,534	1,697
Rent expense liability	598	974
Net operating losses	1,097	1,493
Stock compensation	401	2,094
AMT credit	29	29
Interest rate swap	997	—

Total noncurrent deferred tax assets	8,935	12,871

Noncurrent deferred tax liabilities:
Property and equipment	(459)	(2,678)
Amortization of customer relationships	(14,815)	(2,842)
Amortization of goodwill	(2,182)	(14,150)
Trade names	(1,970)	(1,740)
Other	(647)	(115)

Total noncurrent deferred tax liabilities	(20,073)	(21,525)

Net noncurrent deferred tax liabilities	$(11,138)	$(8,654)

        We file a federal income tax return, separate company state tax returns in a number of states, and a unitary return in California. The statutes of limitations for these returns generally expire on various dates through 2013. We are not currently subject to income tax examinations by tax authorities in any domestic or non-United States tax jurisdictions.

12.   Defined Contribution Plans

        We established a defined contribution employee benefit plan (the 401(k) Plan) qualifying under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Under the provisions of the 401(k) Plan, participating employees may elect to contribute a portion of their annual compensation, subject to limitations. Participants' vested interests in our contributions are based upon

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years of service with us, as defined in the 401(k) Plan. We can match participating employees' contributions at a discretionary percentage. We matched 50% of the first 3% of employees' contributions during 2008 and 2009 and recorded expense of $81,000 and $277,000 during the years ended December 31, 2008 and 2009, respectively. We did not elect to match contributions during 2007.

13.   Share-Based Compensation

        On December 31, 2009 and March 31, 2010, we have one share-based compensation plan, which is described below. The compensation cost that has been charged against income for this plan was $404,000, $301,000, and $4.9 million in 2007, 2008, and 2009, respectively. The compensation cost that has been charged against income for this plan was $4.1 million (unaudited) and $4.4 million (unaudited) for the three months ended March 31, 2009 and 2010, respectively.

Stock Options With Service-Based Vesting Conditions

        The Prommis Solutions Holding Corp. 2006 Stock Option Plan (the Option Plan), permits the grant of options to our directors, officers and key employees, as well as others performing consulting or advisory services to purchase up to 6.2 million shares of our common stock. The options with service based vesting conditions have been issued at exercise prices equivalent to the common stock's fair value at the date of grant, generally have 10-year terms and become exercisable in four equal annual increments beginning 12 months after the dates of grant. Option awards provide for accelerated vesting if there is a change in control (as defined in the Option Plan). The requisite service period for stock options is the same as the vesting period. Compensation expense for the entire award is recognized on a straight-line basis over the requisite service period.

        The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model, for which we made the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Risk-free interest rate	3.92%	3.47%	1.40%	1.40%	2.75%
Expected dividend yield	—	—	—	—	—
Expected term (in years)	1.22	2.00	3.00	3.00	4.00
Expected volatility	45.00%	45.00%	45.00%	45.00%	45.00%
Forfeiture rate	25.00%	25.00%	25.00%	25.00%	25.00%

        Risk-free interest rate — The risk-free rate for stock options granted during the period is determined by using US Treasury Strip yields for the period that coincides with the expected terms listed above.

        Expected dividend yield — The dividend yield on our common stock is assumed to be zero because we have historically not paid dividends and has no current plans to do so in the future.

        Expected term — Based on the vesting period of four years and other qualitative factors, we estimated an expected term as listed above.

        Expected volatility — Due to the fact that our common stock is not currently publicly traded, there is no historical data that can be used to estimate volatility. Therefore, we reviewed the volatility of publicly traded companies that perform outsourcing services for financial institutions in order to

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimate an appropriate volatility assumption. Based on this quantitative analysis, coupled with qualitative factors including our size and brief history, the management team in place, and the industry outlook, we estimated expected volatility at 45%.

        Forfeiture rate — The forfeiture rate is based primarily upon the actual forfeiture rate experienced since the inception of the plan, as well as management assumptions surrounding the expected forfeiture rate of specific employees.

        A summary of option activity under the Option Plan for the years December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, is presented below:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)
Outstanding at December 31, 2006	3,612,780	$2.55	9.5
Granted	725,660	4.50
Exercised	(21,960)	2.50
Cancelled/forfeited	(1,201,360)	2.62

Outstanding at December 31, 2007	3,115,120	2.97	8.5
Granted	487,560	5.91
Exercised	(17,560)	2.50
Cancelled/forfeited	(886,430)	2.52

Outstanding at December 31, 2008	2,698,690	3.65	7.5
Granted	737,800	6.43
Performance shares vested	1,060,740	2.84
Cancelled/forfeited	(903,655)	4.92

Outstanding at December 31, 2009	3,593,575	3.66	7.4
Granted (unaudited)	2,583,426	8.07
Performance shares vested (unaudited)	624,987	5.14
Cancelled/forfeited (unaudited)	(10,970)	2.50

Outstanding at March 31, 2010 (unaudited)	6,791,018	$5.47	—

Options exercisable at December 31, 2008	1,078,320	$2.84	7.5

Options exercisable at December 31, 2009	2,432,005	$2.94	7.4

Options exercisable at March 31, 2010 (unaudited)	3,340,037	$3.11	7.2

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        A summary of the status of our nonvested shares as of December 31, 2007, 2008 and 2009 and March 31, 2010, and changes during the years ended December 31, 2007, 2008, and 2009 and the three months ended March 31, 2010 is presented below:

	Options	Weighted- Average Grant Date Fair Value
Nonvested at December 31, 2006	3,612,780	$1.01
Granted	725,660	0.98
Vested	(611,085)	0.99
Cancelled/forfeited	(1,212,330)	1.03

Nonvested at December 31, 2007	2,515,025	0.99
Granted	487,560	1.75
Vested	(583,540)	0.99
Cancelled/forfeited	(798,670)	0.98

Nonvested at December 31, 2008	1,620,375	1.13
Granted	737,800	2.05
Vested	(584,460)	2.04
Cancelled/forfeited	(612,145)	1.34

Nonvested at December 31, 2009	1,161,570	2.02
Granted (unaudited)	2,583,426	7.06
Vested (unaudited)	(283,045)	3.88
Cancelled/forfeited (unaudited)	(10,970)	0.99

Nonvested at March 31, 2010 (unaudited)	3,450,981	$2.86

        As of December 31, 2008 and 2009 and March 31, 2010, there was $1.7 million, $1.1 million and $8.0 million (unaudited), respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 3.0, 2.0 and 2.5 years (unaudited), respectively.

Stock Options With Performance Based Vesting Conditions

        In addition to the service vesting options, we have entered into contractual agreements with employees to grant them additional options that become vested in accordance with performance criterion established by the Board of Directors. The options have been issued at exercise prices equivalent to the common stock's fair value at the date of the contractual agreement with the employees and have 10-year terms. During 2009, the performance conditions for certain performance shares were met and we recorded a compensation charge of $3.9 million for these fully vested options.

14.   Subsequent Events

        On March 2, 2010, the Board of Directors and our Shareholders approved a 40-for-1 stock split in the form of a subdivision of our outstanding common stock which became effective upon filing an amendment to our certificate of incorporation on March 2, 2010. This subdivision adjusted the conversion ratio of the Series A Preferred Stock such that each share of Series A Preferred Stock is

PROMMIS SOLUTIONS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible into 40 shares of common stock. All share and per share amounts have been retroactively adjusted to reflect this subdivision and conversion adjustment.

        On March 31, 2010, the Board of Directors determined that performance conditions for certain performance shares were met and we recorded a compensation charge of $3.6 million for these fully vested options. In addition, the Board of Directors modified the vesting criteria for all outstanding unvested options containing performance conditions changing the vesting criteria to time based vesting. Those shares had a fair value of $2.7 million at the date of modification and will be recorded as compensation expense over the remaining vesting period.

        Unaudited: We evaluated all subsequent events through June 1, 2010, the date of issuance of our financial statements. No other significant events occurred subsequent to the balance sheet date but prior to the issuance of the financial statement that would have a material impact on the Consolidated Financial Statements.

                        , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

SEC registration fee		$10,695
FINRA filing fee		$15,500
Exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of our common stock issued, and equity awards granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares or equity awards and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

        On November 14, 2007, in connection with and representing $1,752,240 of the consideration for our acquisition of certain non-legal support business assets from Pite Duncan, LLP, we issued an aggregate of 357,600 shares of our Series A Convertible Preferred Stock to certain individuals who were partners or equityholders of Pite Duncan at the time.

        On the same date, in connection with and representing $5,570,908 of the consideration for our acquisition of the capital stock of Cal-Western, Interface Inc. and Reliable Reconveyance Corporation, we issued to certain of the sellers of such capital stock an aggregate of 1,136,920 shares of our Series A Convertible Preferred Stock.

        The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(2) of the Securities Act were each transactions not involving any public offering, underwriters or underwriting discount, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act.

        In the last three years, we have issued options to purchase 6,083,783 share of our common stock pursuant to our Third Amended and Restated 2006 Stock Option Plan, which is intended to be a "compensatory benefit plan" within the meaning of such term under Rule 701 promulgated under the Securities Act.

        Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)    Exhibits

          The exhibit index attached hereto is incorporated herein by reference.

  (b)    Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on June 1, 2010.

Prommis Solutions Holding Corp.

By:	/s/ DENIS A. BROSNAN, JR.
Name:	Denis A. Brosnan, Jr.
Title	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

/s/ DENIS A. BROSNAN, JR. Denis A. Brosnan, Jr.	Chief Executive Officer and Director (principal executive officer)	June 1, 2010
/s/ GEORGE W. DUNAWAY George W. Dunaway	Chief Financial Officer and Secretary (principal financial officer and principal accounting officer)	June 1, 2010
* Daniel D. Phelan	Director	June 1, 2010
* Matthew T. Vettel	Director	June 1, 2010
* Philip G. Yates	Director	June 1, 2010
* J. Larry Stevens	Director	June 1, 2010
* William P. Anderson	Director	June 1, 2010
/s/ PHILIP J. MAZZILLI, JR. Philip J. Mazzilli, Jr.	Director	June 1, 2010

*By:	/s/ DENIS A. BROSNAN, JR. Denis A. Brosnan, Jr., Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Restated Certificate of Incorporation of Prommis Solutions Holding Corp.
3.2*	Form of Restated Bylaws of Prommis Solutions Holding Corp.
4.1*	Specimen Common Stock Certificate
5.1*	Form of Opinion of Kirkland & Ellis LLP
10.1
Credit and Guaranty Agreement, dated as of February 9, 2007, by and among the registrant, certain subsidiaries of the registrant, various lenders, RBS Securities Corporation and The Royal Bank of Scotland plc
10.2+	First Amendment to Credit and Guaranty Agreement, dated as of March 29, 2007, by and among the registrant, certain subsidiaries of the registrant and the lenders party thereto
10.3+	Second Amendment to Credit and Guaranty Agreement, dated as of November 14, 2007, by and among the registrant, certain subsidiaries of the registrant and the lenders party thereto
10.4+	Purchase Agreement, dated as of February 9, 2007, by and among the registrant, certain subsidiaries of the registrant, various lenders and The Royal Bank of Scotland plc
10.5+	First Amendment to Purchase Agreement, dated as of March 29, 2007, by and among the registrant, certain subsidiaries of the registrant and the lenders party thereto
10.6+	Second Amendment to Purchase Agreement, dated as of November 14, 2007, by and among the registrant, certain subsidiaries of the registrant and the lenders party thereto
10.7†*	Amended and Restated Services Agreement, dated as of January 12, 2010, by and between McCalla Raymer, LLC and Prommis Solutions, LLC
10.8*	2010 Incentive Compensation Plan
10.9*	Form of Stock Option Agreement under the 2010 Incentive Compensation Plan
10.10*	Form of Restricted Stock Agreement under the 2010 Incentive Compensation Plan
10.11†*	Services and Technology Agreement, dated as of February 2, 2007, by and between Morris, Schneider & Prior, L.L.C. (n/k/a Johnson & Freedman, LLC) and Prommis Solutions LLC
10.12†*	Amendment to Services Agreement, dated as of March 30, 2007, by and between Morris, Schneider & Prior, L.L.C. (n/k/a Johnson & Freedman, LLC) and Prommis Solutions LLC
10.13†*	Letter agreement, dated February 8, 2007, by and between Morris, Schneider & Prior, L.L.C. (n/k/a Johnson & Freedman, LLC) and Prommis Solutions LLC
10.14	Second Amended and Restated Executive Employment Agreement, dated as of September 4, 2007, by and between the registrant and Kenneth M. Goins, Jr.
10.15+	Second Amended and Restated Executive Employment Agreement, dated as of January 5, 2010, by and between the registrant and Daniel D. Phelan
10.16+	Executive Employment Agreement, dated as of December 16, 2008, by and between the registrant and Denis A. Brosnan, Jr.
10.17+	Second Amended and Restated Executive Employment Agreement, dated as of March 1, 2010, by and between the registrant and Jennifer F. Dorris
10.18+	Executive Employment Agreement, dated as of March 1, 2010, by and between the registrant and George W. Dunaway

Exhibit Number	Description
10.19+	Prommis Solutions Holding Corp. Third Amended and Restated 2006 Stock Option Plan
10.20+	Form of Nonqualified Stock Option Agreement under the Prommis Solutions Holding Corp. Third Amended and Restated 2006 Stock Option Plan
10.21+	Amended and Restated Registration Rights Agreement, dated as of April 11, 2006, by and among the registrant and the stockholders named therein
21.1+	List of subsidiaries of Prommis Solutions Holding Corp.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1+	Powers of Attorney (included on signature page)
24.2	Power of Attorney—Philip J. Mazzilli, Jr.

*
To be filed by amendment.

+
Previously filed.

†
Confidential treatment requested for certain portions of this agreement.